           As filed with the Securities and Exchange Commission on June 13, 1996
                                                      Registration No. 333-02609

- --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                             _______________________
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             _______________________
                            FIRST COASTAL CORPORATION
             (Exact name of registrant as specified in its charter)



           DELAWARE                                            06-1177661
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)


                             _______________________
                                 36 THOMAS DRIVE
                             WESTBROOK, MAINE  04092
                                 (207) 774-5000
               (Address, including zip code, and telephone number,
       including area code, of registrant's  principal executive offices)
                             _______________________
                               GREGORY T. CASWELL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            FIRST COASTAL CORPORATION
                                 36 THOMAS DRIVE
                             WESTBROOK, MAINE  04092
                                 (207) 774-5000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ______________________
                                   COPIES TO:

HOWARD I. FLACK, ESQ.                            DEAN F. HANLEY, ESQ.
JAMES G. MCMILLAN, ESQ.                        FOLEY, HOAG & ELIOT LLP
HOGAN & HARTSON L.L.P.                          ONE POST OFFICE SQUARE
555 THIRTEENTH STREET, N.W.                   BOSTON, MASSACHUSETTS  02109
WASHINGTON, D.C.  20004                             (617) 832-1000
(202) 637-5600

                              ______________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.
                              ____________________

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /


                              ____________________

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /X/

                              ____________________

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /
                               ___________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective
registration statement for the same offering.   / /
                               ___________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   / /
                               ___________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH OFFICIALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            FIRST COASTAL CORPORATION
                       ----------------------------------

                              CROSS REFERENCE SHEET
                   (PURSUANT TO ITEM 501(b) OF REGULATION S-K)



           FORM S-2 ITEM                                                    CAPTION OR LOCATION IN PROSPECTUS
           -------------                                                    ---------------------------------
1.   Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus. . . . . . . . . . . . .     Outside Front Cover Page

2.   Inside Front and Outside Back Cover Pages of
       Prospectus. . . . . . . . . . . . . . . . . . . . . . . . . . .     Inside Front Cover Page; Outside Back
                                                                               Cover Page

3.   Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges. . . . . . . . . . . . . . . . . .     Summary; Risk Factors

4.   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . .     Summary; Use of Proceeds

5.   Determination of Offering Price . . . . . . . . . . . . . . . . .     Summary; Determination of Subscription Price

6.   Dilution. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     *

7.   Selling Security Holders. . . . . . . . . . . . . . . . . . . . .     *

8.   Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . .     Cover Page; Summary; The Offering; Standby Purchase
                                                                           Agreements; Plan of Distribution

9.   Description of Securities to be Registered. . . . . . . . . . . .     Summary; Market for Common Stock and Dividends;
                                                                             Description of Capital Stock
10.  Interests of Named Experts and Counsel. . . . . . . . . . . . . .     *

11.  Information with Respect to the Registrant. . . . . . . . . . . .     Summary; Market for Common Stock and Dividends; First
                                                                           Coastal Corporation Amendment No. 3 to Annual Report on
                                                                           Form 10-K/A for the Year Ended December 31, 1995; First
                                                                           Coastal Corporation Amendment No. 1 to Quarterly Report
                                                                           on Form 10-Q/A for the Quarter Ended March 31, 1996
12.  Incorporation of Certain Information by
       Reference . . . . . . . . . . . . . . . . . . . . . . . . . . .     Incorporation of Certain Documents by Reference

13.  Disclosure of Commission Position on
       Indemnification for Securities Act Liabilities. . . . . . . . .     *


- ---------------
*    Item is omitted because answer is negative or item is not applicable.

                            FIRST COASTAL CORPORATION
                 (THE HOLDING COMPANY FOR COASTAL SAVINGS BANK)
                         750,000 SHARES OF COMMON STOCK


     First Coastal Corporation (the "Company") is offering (the "Rights Offering") for sale up to 468,750 shares of its Common Stock, par value
$1.00 per share (the "Common Stock"), to holders of record of Common Stock at the close of business on June 13, 1996 (the "Record Date"), pursuant to nontransferable rights (the "Rights") to purchase shares of Common Stock at a price of $5.00 per share (the "Subscription Price"). The Rights Offering is made as part of an offering (the "Offering") of 750,000 shares (the "Shares"), which also will include purchases by Standby Purchasers and a Community Offering of any Shares not otherwise subscribed for in the Rights Offering or purchased by Standby Purchasers as described below.


     Each stockholder of the Company at the close of business on the Record Date (the "Record Date Holder") is receiving one Right for each 1.28 shares of
Common Stock held on such date. Each Right will entitle the Record Date Holder to subscribe for one share of Common Stock (the "Stockholder Subscription Privilege"). In lieu of fractional Rights, the aggregate number of Rights issued by the Company to a stockholder will be rounded up to the next whole
number.  The Company          . . . CONTINUES ON NEXT PAGE


                             ______________________

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 18.

                             ______________________

        THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS
              AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
                   CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                             ______________________

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE  SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                            Price            Estimated Fees
                           to Public         and Expenses (1)      Proceeds to the Company (2)
- --------------------------------------------------------------------------------------------------
    Per Share (3).......   $5.00             $0.275                $4.725
- --------------------------------------------------------------------------------------------------
    Total...............   $3,750,000        $206,250              $3,543,750
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------



  (1) Consists of estimated fees and expenses of the Company to be paid to First Albany Corporation ("First Albany" or the "Placement Agent") as compensation in connection with its efforts to advise and assist the Company with respect to the Offering. Such fees are equal to 5.0% of the aggregate gross proceeds raised in the Offering, less a portion of certain fees previously paid to First Albany for its financial advisory services. To the extent that Shares are sold in the Community Offering by broker-dealers engaged by the Company pursuant to certain broker assistance agreements to be entered into with the Company, such broker-dealers will receive commissions equal to 3.0% of the aggregate dollar amount of such sales, and First Albany's compensation will be reduced so that the total compensation paid for such Shares will equal 6.5% of the gross proceeds from the sale of such Shares. The estimated fees and expenses assume 250,000 shares of Common Stock are sold in the Community Offering pursuant to such broker assistance agreements and 500,000 shares are sold in the Rights Offering and/or to the Standby Purchasers. The Company has agreed to reimburse the Placement Agent for certain legal and other expenses not to exceed $40,000 and to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."


  (2) Before deducting other expenses payable by the Company estimated at an aggregate of $358,750.


  (3) In recent years prior to the Offering, there has been no established public market for the Common Stock. The Subscription Price of $5.00 per share was determined by the Board of Directors of the Company with the assistance of First Albany. See "Determination of Subscription Price."


                            FIRST ALBANY CORPORATION
                                 June 13, 1996
is concurrently offering Shares not subscribed for in the Rights Offering to members of the general public to whom a copy of this Prospectus is delivered (the "Community Offering"), subject to the prior rights of Record Date Holders in the Rights Offering and the prior rights of Standby Purchasers with respect to the Minimum Standby Purchase Commitment as described below. See "The Offering -- Rights Offering," "The Offering -- Community Offering" and "Standby Purchase Agreements."


     The Company has entered into standby purchase agreements (the "Standby Purchase Agreements"), pursuant to which, subject to certain conditions, standby purchasers (the "Standby Purchasers") have severally agreed to acquire from the Company, at the Subscription Price, up to 562,500 Shares, if available, after the Rights Offering and the Community Offering. Pursuant to such agreements, the Company has agreed to sell, and the Standby Purchasers have agreed to purchase, a minimum of 281,250 Shares (the "Minimum Standby Purchase Commitment") at the Subscription Price. See "Standby Purchase Agreements."



     ANY SUBSCRIPTION PURSUANT TO THE RIGHTS OFFERING OR THE COMMUNITY OFFERING WILL BE IRREVOCABLE. Subscriptions for Shares should be sent to ChaseMellon Shareholder Services, L.L.C., as subscription agent (the "Subscription Agent"), and payments received in connection therewith will be deposited by the Subscription Agent in a noninterest bearing escrow account maintained with Mellon Bank, N.A., as escrow agent (the "Escrow Agent"). THE COMPANY RESERVES THE RIGHT TO REJECT SUBSCRIPTIONS RECEIVED IN WHOLE OR IN PART AT THE SOLE DISCRETION OF THE COMPANY OR AT THE REQUEST OR DIRECTION OF REGULATORY AUTHORITIES. IN THIS CONNECTION AND EXCEPT UNDER CERTAIN CIRCUMSTANCES WITH RESPECT TO EXISTING STOCKHOLDERS BENEFICIALLY OWNING FIVE PERCENT OR MORE OF THE COMPANY'S ISSUED AND OUTSTANDING COMMON STOCK, THE COMPANY DOES NOT ANTICIPATE ACCEPTING ANY PURCHASES OF COMMON STOCK IN THE OFFERING THAT, WHEN AGGREGATED WITH ANY OTHER SHARES BENEFICIALLY OWNED BY SUCH PURCHASER, WOULD EQUAL OR EXCEED FIVE PERCENT OF THE COMPANY'S ISSUED AND OUTSTANDING COMMON STOCK UPON COMPLETION OF THE OFFERING, BUT RESERVES THE RIGHT TO DO SO. PURCHASES OF SHARES OF THE COMPANY, INCLUDING PURCHASES PURSUANT TO THIS OFFERING, ARE SUBJECT TO CERTAIN LIMITATIONS. SEE "THE OFFERING --
LIMITATIONS ON PURCHASE OF STOCK" AND "DESCRIPTION OF CAPITAL STOCK."


     THE RIGHTS OFFERING AND THE COMMUNITY OFFERING ARE MADE ON A "BEST EFFORTS" BASIS AND ARE CONDITIONED UPON ALL OF THE SHARES BEING SOLD AND TO THE CONSUMMATION OF THE OTHER TRANSACTIONS PURSUANT TO THE RECAPITALIZATION OF THE COMPANY AS DESCRIBED IN THIS PROSPECTUS. The Company intends to use the proceeds from the Offering, together with funds derived from the payment of a dividend by the Bank to the Company and from a loan from certain financial institutions to the Company, to satisfy in full the obligations of the Company to the FDIC in connection with the promissory note in the principal amount of $9.0 million issued by the Company to the FDIC on January 31, 1995 in settlement of the FDIC's cross guaranty claim against the Bank. See "Use of Proceeds" and "The Recapitalization."


     THE OFFERING WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON JULY 15, 1996, SUBJECT TO THE EXTENSION BY THE COMPANY, IN ITS SOLE DISCRETION, FROM TIME TO TIME THROUGH AUGUST 14, 1996 (THE "EXPIRATION DATE"). AFTER THE EXPIRATION DATE, THE RIGHTS WILL NO LONGER BE EXERCISABLE. IF THE OFFERING HAS NOT BEEN CONSUMMATED WITHIN 30 DAYS FOLLOWING THE EXPIRATION DATE, THE OFFERING WILL BE TERMINATED BY THE COMPANY AND ALL AMOUNTS SUBMITTED BY RECORD DATE HOLDERS AND PARTICIPANTS IN THE COMMUNITY OFFERING (THE "COMMUNITY OFFERING PARTICIPANTS") WILL BE RETURNED WITHOUT INTEREST.


     In recent years prior to this Offering, there has been no established public market for the Common Stock, and there can be no assurance an established public market for such stock will develop. Application has been made for the listing of the Common Stock on The Nasdaq SmallCap Market under the symbol "FCME", and First Albany and Livada Securities, Inc. have indicated that they intend to make a market in the Common Stock following the Offering. Upon completion of the Offering, the Company is expected to have approximately 1,357,861 shares of Common Stock outstanding (based on 600,361 shares of Common Stock outstanding as of May 31, 1996 and 7,500 shares of restricted stock to be issued to certain executive officers of the Company in connection with the Offering). For information regarding certain related party transactions, see "Certain Relationships and Related Transactions" on page A-92.

                                     SUMMARY


THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL INFORMATION IN THIS PROSPECTUS HAS BEEN ADJUSTED TO REFLECT THE ONE FOR TEN REVERSE STOCK SPLIT WITH RESPECT TO THE COMPANY'S OUTSTANDING COMMON STOCK EFFECTIVE MAY 31, 1995. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 18, AMENDMENT NO. 3 TO THE COMPANY'S ANNUAL REPORT ON FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 1995 (THE "1995 FORM 10-K") BEGINNING ON PAGE A-1 AND AMENDMENT NO. 1 TO THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q/A FOR THE QUARTER ENDED MARCH 31, 1996 (THE "MARCH 1996 FORM 10-Q") BEGINNING ON PAGE B-1.



                                   THE COMPANY

     First Coastal Corporation, a Delaware corporation (the "Company"), is a bank holding company whose sole operating subsidiary is Coastal Savings Bank, a Maine chartered stock savings bank (the "Bank"). The Company has no separate operations, and its business consists of the business of the Bank. The Bank was formed in 1981 through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively.


     The Bank offers a broad range of financial services to consumer and commercial customers in its market area. Its business consists of attracting deposits from the general public and the application of those funds to the origination of a variety of residential and commercial mortgage loans, home equity and installment loans, and business loans. The Bank operates seven full-service branch offices, located principally in coastal communities in southern Maine, ranging from Brunswick in the north to Kennebunk in the south. Of the Bank's $126.7 million in deposits at March 31, 1996, $75.4 million or approximately 60% were attributable to the Bank's four northern branches, located in downtown Brunswick, Cook's Corner (Brunswick), Topsham Fair Mall (Topsham) and downtown Freeport. In addition, the Bank has two York County branches located south of Portland in Saco and Kennebunk, and a branch based at its corporate headquarters in Westbrook, a suburb of Portland. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the limits provided by law.

     After sustaining losses from 1987 to 1992, in recent years the Company has concentrated its efforts on improving asset quality, increasing the Bank's leverage capital ratio and reducing other operating expenses, with the overall goal of improving core operating income. The Company returned to core operating profitability (net income excluding FDIC settlement expenses as described below) in 1993 and has been profitable on a core operating basis since such time. The following table sets forth the Company's net income (loss) for each of the five years in the period ended December 31, 1995 and for the three months ended
March 31, 1995 and 1996, adjusted to reflect the exclusion of expenses related to the settlement of the cross guaranty claim with the FDIC and the issuance of the FDIC Note as described under "The Recapitalization."







                                                                                                               Three Months Ended
                                                     Year Ended December 31,                                         March 31,
                                    ---------------------------------------------------------------------      -------------------
(IN THOUSANDS)                        1991             1992         1993           1994           1995            1995       1996
- -----------------------------       ----------       -------       --------      --------       ---------      ---------   -------
Net income (loss). . . . . . .       $(10,595)         $(529)        $748(a)      $ (8,902)     $ 1,660(a)        $225        $337
Expenses related to
   FDIC settlement . . . . . .             --             --             --            812          310             --          --
FDIC Note and
   related interest. . . . . .             --             --             --          9,000          419             73         141
                                     ---------         ------        ----          -------      -------            ---        ----
Adjusted net income
   (loss). . . . . . . . . . .       $(10,595)         $(529)        $748(a)       $   910      $ 2,389(a)        $298        $478
                                     ---------         ------        ----          -------      -------           ----        ----
                                     ---------         ------        ----          -------      -------           ----        ----




(a) Net of provision reversal of $425,000 and $675,000 in 1993 and 1995, respectively.


     Since December 31, 1991, the Company has experienced a substantial improvement in its asset quality. The Company's nonperforming assets declined from a level of $27.3 million at

December 31, 1991 to $3.6 million at March 31, 1996. The Bank's Tier 1 capital to total assets ratio has increased from 4.42% at December 31, 1991 to 9.45% at March 31, 1996. At December 31, 1995, the Company had net operating loss carryforwards for federal tax purposes of approximately $6.8 million and approximately $15.8 million on a pro forma basis assuming the consummation of the Recapitalization as described below.


                                BUSINESS STRATEGY

     The Company believes that there is a strong demand for a progressive, competitive, service oriented community bank within the markets served by the Bank, particularly as an alternative to the larger statewide and superregional banks currently serving key portions of these markets. In this regard, the Company's management has taken various steps to implement initiatives that it believes will position the Bank as a strong, competitive community bank. These initiatives include a significant expansion of the Bank's residential lending capabilities through the addition of new programs and improved staffing, the enhancement of the Bank's ability to be a competitive source of financing for small businesses, the development and implementation of a comprehensive new deposit program, and the retention and development of a highly motivated management team and staff, including a strong customer service oriented team of branch managers.


     Although several of these initiatives are in their preliminary stage, the Bank has experienced positive results from its efforts to date. For the three month periods ended June 30, 1995, September 30, 1995, December 31, 1995 and March 31, 1996, residential loan originations were $1.4 million, $2.1 million, $2.6 million and $4.0 million, respectively. As the Bank's level of nonperforming assets has continued to decline, the Bank's loan staff has increasingly been able to direct its resources to the generation of new loans. In April 1996, the Bank implemented a new deposit program, entailing increased expenditures in marketing and a new mix of deposit products, which the Bank believes will facilitate its efforts to increase its market share and its non-interest income and to decrease its cost of funds. In addition, as part of its efforts to provide enhanced customer service and improve branch profitability, the Bank invested over $400,000 during 1995 in capital improvements, a bank identity program and new signage. Further initiatives include the conversion of the Bank's existing computer system to a new system during the third quarter of 1996 at an estimated cost of $538,000. The Company expects that the conversion of its existing computer system will improve the Bank's product and service capabilities, while providing savings to the Bank estimated at $150,000 annually.


     The Bank's senior management team is led by Gregory T. Caswell, President and Chief Executive Officer, and Dennis D. Byrd, Executive Vice President, Chief Financial Officer and Treasurer, each of whom has been actively involved with the Bank's turnaround since the early 1990s. Mr. Caswell, who has 18 years of banking experience in northern New England, joined the Bank in 1991 as senior lending officer and has managed the Bank's efforts to improve asset quality, including the significant reduction in nonperforming assets. Since Mr. Caswell's appointment as President and Chief Executive Officer in March 1995, the Company has made a number of staffing changes that have further enhanced the Bank's overall capabilities in several key areas. In this connection, the Company expanded its management team in early 1995 by hiring two experienced senior bank managers, Roger H. Hunter and Robert S. Blackwood, Jr. Mr. Hunter, formerly of Casco Northern Bank, N.A. ("Casco"), is employed as Senior Vice President and Retail Services Manager. Mr. Blackwood, formerly of Casco and First NH Bank, is employed as Senior Vice President and Senior Commercial Loan Officer. Several other key management personnel have been hired, including new branch managers at five of the Bank's seven branches.


                              THE RECAPITALIZATION

     On January 31, 1995, the Company and the Bank consummated a settlement with the FDIC, pursuant to which the FDIC waived and released its cross guaranty claim against the Bank in accordance with the terms and conditions of the Amended and Restated Settlement Agreement, dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"). The cross guaranty claim was the result of the September 1991 failure of Suffield Bank, Suffield, Connecticut, which prior to its receivership was a subsidiary of the Company. Under federal law, commonly-controlled depository institutions, such as the Bank and Suffield Bank, are liable for any actual or reasonably anticipated loss in connection with the default of one or more of the commonly-controlled institutions. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "Note" or the "FDIC Note"), secured by the Company's pledge of the outstanding stock of the Bank. Principal and interest under the FDIC Note are deferred until its maturity date, which is January 31, 1997, subject to extension under certain circumstances. See Note A of "Item 8. Financial Statements and Supplementary Data" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.


     In order to satisfy in full the obligations of the Company under the FDIC Note, the Company intends to consummate the following transactions (collectively, the "Recapitalization"), each of which is conditioned upon the consummation of the others and all of which are expected to close simultaneously:


     (i) the Company will sell the 750,000 shares of Common Stock offered hereby at the Subscription Price equal to $5.00 per share, with estimated net proceeds of approximately $3.2 million;


     (ii) the Bank will pay a dividend in the amount of $3.2 million to the Company (the "Bank Dividend");

     (iii) the Company will borrow $4.0 million (the "Recapitalization Loan") pursuant to a Loan Agreement (the "Recapitalization Loan Agreement") to be entered into by the Company with Androscoggin Savings Bank, Lewiston, Maine, Bangor Savings Bank, Bangor, Maine, Machias Savings Bank, Machias, Maine, and Norway Savings Bank, Norway, Maine (collectively, the "Lenders") in connection with the consummation of the Recapitalization, and the Company will pledge 100% of the outstanding common stock of the Bank in order to secure such loan; and

     (iv) the Company will pay the FDIC $9.0 million in principal and approximately $700,000 in accrued interest, satisfying in full the Company's obligations to the FDIC under the Note.


     On April 26, 1996, the Bank and Maine Bank & Trust Company ("MB&TC") consummated a purchase and assumption agreement, dated as of February 22, 1996, pursuant to which the Bank sold substantially all of the assets of its Kezar Falls, Maine branch office to MB&TC, and MB&TC assumed certain liabilities of the Bank with respect to the branch (the "Kezar Falls Branch Sale"). In connection with the consummation of the Kezar Falls Branch Sale, the Bank transferred cash of $9,369,000 and loans and fixed assets valued at their book value of $97,000 to MB&TC, and MB&TC assumed deposit liabilities of $9,869,000. The Bank was paid a premium on the deposits in the amount of $403,000, offset by $37,000 in expenses associated with the transaction. Such deposit premium will be booked as income to the Bank during the second quarter of 1996.


     The address of the Company's principal executive offices is 36 Thomas Drive, Westbrook, Maine 04092, and its telephone number is (207) 774-5000.

                         COASTAL SAVINGS BANK LOCATIONS

DESCRIPTION OF GRAPHIC MATERIAL

     A map of the State of Maine is included as part of the Prospectus. A portion of the southern coast of Maine is represented in the inset; each community location of Coastal Savings Bank is represented on the inset by a star.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth certain selected consolidated financial and other data of the Company as of and for each of the five years in the period ended December 31, 1995 and for the three months ended March 31, 1996 and 1995. Such selected consolidated financial and other data is derived from the Company's historical consolidated financial statements and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the consolidated financial statements and notes, included elsewhere herein. See the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.




                                                  Three Months Ended
(DOLLARS IN THOUSANDS,                               March 31,                   Year Ended December 31,
                                                  -------------------  -----------------------------------------------------------
EXCEPT PER SHARE DATA)                              1996      1995       1995          1994        1993         1992         1991
- -------------------------------------------      --------    -------   --------      -------      -------      -------     -------
STATEMENT OF OPERATIONS DATA:
Interest income. . . . . . . . . . . . . . .      $ 3,003    $ 2,917    $ 11,707     $ 11,780     $ 12,748    $ 16,319    $ 21,032
Interest expense (a) . . . . . . . . . . . .        1,492      1,399       5,850        5,726        7,254       9,986      14,639
                                                  -------    -------    --------     --------     --------    --------    --------
Net interest income. . . . . . . . . . . . .        1,511      1,518       5,857        6,054        5,494       6,333       6,393
Provision for loan losses (b). . . . . . . .           --        100        (425)         107          (30)      1,136       5,967
                                                  -------    -------    --------     --------     --------    --------    --------
Net interest income after provision for
  loan losses. . . . . . . . . . . . . . . .        1,511      1,418       6,282        5,947        5,524       5,197         426
Investment securities gains (losses) . . . .            7         --          (4)          38           99         (19)        360
Other income . . . . . . . . . . . . . . . .          124        168         576          391        1,323       1,126         980
Other expenses (c) . . . . . . . . . . . . .        1,305      1,361       5,194        6,278        6,158       7,049      12,853
Income tax benefit . . . . . . . . . . . . .           --         --          --            -           (4)       (198)       (114)
                                                  -------    -------    --------     --------     --------    --------    --------
Income (loss) before minority interest
  and extraordinary item . . . . . . . . . .          337        225       1,660           98          792        (547)    (10,973)
Minority interest in net income (loss) . . .           --         --          --           --           44         (18)       (378)
                                                  -------    -------    --------     --------     --------    --------    ---------
Income (loss) before extraordinary item. . .          337        225       1,660           98          748        (529)    (10,595)
Extraordinary item (d) . . . . . . . . . . .           --         --          --        9,000           --          --          --
                                                  -------    -------    --------     --------     --------    --------    ---------
Net income (loss). . . . . . . . . . . . . .      $   337    $   225    $  1,660     $ (8,902)    $    748    $   (529)  $ (10,595)
                                                  -------    -------    --------     --------     --------    --------    ---------
                                                  -------    -------    --------     --------     --------    --------    ---------


PER SHARE DATA (e):
Weighted average shares outstanding. . . . .      600,361    600,361     600,361      600,361      600,361     600,361     600,361
Income (loss) before extraordinary item. . .    $     .56   $    .37    $   2.77     $    .16     $   1.25    $   (.88)   $ (17.65)
Net income (loss). . . . . . . . . . . . . .          .56        .37        2.77       (14.83)        1.25        (.88)     (17.65)
Period end book value per share. . . . . . .         7.11       4.02        6.66         3.35        16.45       15.21       16.09
Period end tangible book value per share . .         7.11       4.02        6.66         3.35        16.45       15.21       16.09


- ------------------------



(a) For the year ended December 31, 1995, interest expense includes $419,000 in interest expense associated with the $9.0 million Note to the FDIC.
(b) Net of provision reversal of $675,000 and $425,000 for the years ended December 31, 1995 and December 31, 1993, respectively.

(c) For the years ended December 31, 1995 and December 31, 1994, the Company incurred approximately $310,000 and $812,000, respectively, in legal and other professional fees in connection with the settlement of the cross guaranty claim with the FDIC. For the year ended December 31, 1991, the Company incurred a $3.2 million charge to earnings as a result of the deconsolidation of Suffield Bank.

(d) For the year ended December 31, 1994, the Company incurred a $9.0 million extraordinary charge to earnings as a result of the issuance by the Company of the FDIC Note in consideration of the waiver and release of the cross guaranty claim against the Bank.
(e) As adjusted to reflect the one for ten reverse stock split with respect to the Company's outstanding Common Stock effective May 31, 1995.


                                                At or For
                                                Three Months
                                                  Ended
(DOLLARS IN THOUSANDS,                           March 31,               At or For the Year Ended December 31,
                                                -------------    -----------------------------------------------------------
EXCEPT PER SHARE DATA)                             1996             1995      1994          1993         1992        1991
- ---------------------------------------------   -------------     ---------  ---------     --------     --------    ---------
END OF PERIOD BALANCE SHEET DATA:
   Total assets. . . . . . . . . . . . . . .       $147,009       $145,453    $154,212     $170,819     $188,838     $214,422
   Investment securities . . . . . . . . . .         24,565         19,712      16,746        1,036        4,061        1,487
   Assets held for sale. . . . . . . . . . .          1,781            281         185        3,421        6,882        3,661
   Loans, net of fees. . . . . . . . . . . .         96,009        100,528     109,625      123,468      144,000      181,209
   Allowance for loan losses . . . . . . . .          2,646          2,659       4,042        3,642        4,280        6,098
   Nonperforming assets. . . . . . . . . . .          3,614          7,517       9,006       11,627       24,382       27,303
   Deposits. . . . . . . . . . . . . . . . .        126,746        125,665     130,037      140,587      156,318      170,383
   FHLB advances . . . . . . . . . . . . . .          6,000          6,000      12,612       18,108       21,249       31,595
   FDIC Note . . . . . . . . . . . . . . . .          9,000          9,000       9,000           --           --           --
   Stockholders' equity. . . . . . . . . . .          4,271          3,997       2,014        9,878        9,130        9,659
AVERAGE BALANCE SHEET DATA:
   Total assets. . . . . . . . . . . . . . .       $145,407       $146,146    $162,587     $181,705     $199,393     $229,157
   Loans, net of fees. . . . . . . . . . . .         97,871        105,742     115,940      131,795      165,053      193,292
   Deposits. . . . . . . . . . . . . . . . .        125,650        121,503     129,841      141,243      153,993      171,228
   Stockholders' equity. . . . . . . . . . .          3,893          2,852      10,625        9,807        9,733       12,890
FINANCIAL RATIOS:
   Return on average assets before
    extraordinary item . . . . . . . . . . .            .93%          1.14%        .06%         .41%        (.27)%      (4.62)%
   Return on average assets. . . . . . . . .            .93           1.14       (5.48)         .41         (.27)       (4.62)
   Return on average equity before
   extraordinary item. . . . . . . . . . . .          34.63            .92       58.20        7.63        (5.44)       (82.20)
   Return on average equity. . . . . . . . .          34.63          58.20      (83.78)        7.63        (5.44)      (82.20)
   Net interest margin (f) . . . . . . . . .           4.37           4.19        3.97         3.31         3.40         2.93
   Net interest rate spread (g). . . . . . .           4.29           4.13        3.79         3.26         3.26         2.47
   Non-interest income to average
    assets . . . . . . . . . . . . . . . . .            .36            .39         .26          .78          .56          .58
   Efficiency ratio (h). . . . . . . . . . .          79.48          80.79       96.84        89.04        94.74       166.21
   Nonperforming assets to total
    assets . . . . . . . . . . . . . . . . .           2.46           5.17        5.84         6.81        12.91        12.73
   Allowance for loan losses to
   nonperforming assets. . . . . . . . . . .          73.22          35.37       44.88        31.32        17.55        22.33
   Net charge-offs to average loans. . . . .            .05            .91        (.25)         .46         1.76         2.39
   Average loans to average deposits . . . .          77.89          87.03       89.29        93.31       107.18       112.89
   Equity to assets. . . . . . . . . . . . .           2.91           2.75        1.31         5.78         4.83         4.50
   Tier 1 capital to total assets (i). . . .           2.90           2.74        1.41         5.63         4.81         4.50
   Tier 1 capital to risk-weighted
    assets (i) . . . . . . . . . . . . . . .           4.68           4.27        2.18         8.42         6.74         6.18
   Qualifying total capital to
    risk-weighted assets (i) . . . . . . . .           5.95           5.54        3.46         9.69         8.02         7.72


- ---------------
(f)  Net interest income divided by average earning assets.
(g) Return on interest earning assets less cost of interest bearing liabilities.
(h)  Operating expenses divided by net interest income plus non-interest income.
(i) Applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets and qualifying total capital to risk-weighted assets were 9.45%, 15.21% and 16.48%, respectively, at March 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital -- Coastal" and "-- Company" of the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.

            SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OTHER DATA


     The following table sets forth certain selected consolidated financial and other data of the Company as of and for each of the periods indicated. The data has not been audited but, in the opinion of management, reflects all adjustments (consisting only of normal recurring accruals) which are necessary to present fairly the data at the dates and for the periods indicated. The selected consolidated quarterly financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the consolidated financial statements and notes, included elsewhere herein. See the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.




                                                                            Quarter Ended
                                     ----------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,               March 31,    December 31,  September 30,   June 30,    March 31,   December 31,  September 30,
EXCEPT PER SHARE DATA)                 1996           1995          1995          1995        1995          1994          1994
- ----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF
 OPERATIONS DATA:
Interest income. . . . . . . . . .     $3,003         $2,913       $2,942        $2,935       $2,917        $3,005          $2,911
Interest expense . . . . . . . . .      1,492          1,501        1,492         1,458        1,399         1,352           1,433
                                      -------        -------      -------       -------     --------      ---------        --------
Net interest income. . . . . . . .      1,511          1,412        1,450         1,477        1,518         1,653           1,478
Provision for loan losses. . . . .         --           (675)          75            75          100            --              40
                                      -------        -------      -------       -------     --------      ---------        -------
Net interest income after
  provision for loan losses. . . .      1,511          2,087        1,375         1,402        1,418         1,653           1,438
Investment securities gains
 (losses). . . . . . . . . . . . .          7              7            1           (12)          --             6              --
Other income . . . . . . . . . . .        124            130          127           151          168            14             133
Other expenses . . . . . . . . . .      1,305          1,296        1,210         1,327        1,361         1,434           1,594
Income tax . . . . . . . . . . . .         --             --           --            --           --            --              --
                                      -------        -------      -------       -------     --------      ---------        -------
Income (loss) before extraordinary
  item . . . . . . . . . . . . . .        337            928          293           214          225           239             (23)
Extraordinary item . . . . . . . .         --             --           --            --           --         9,000              --
                                      -------        -------      -------       -------     --------      ---------        --------
Net income (loss). . . . . . . . .    $   337        $   928      $   293       $   214     $    225      $ (8,761)        $   (23)
                                      -------        -------      -------       -------     --------      ---------        --------
                                      -------        -------      -------       -------     --------      ---------        --------
PER SHARE DATA:
Weighted average shares outstanding   600,361        600,361      600,361       600,361      600,361       600,361         600,361
Income (loss) before extraordinary
  item . . . . . . . . . . . . . .   $   0.56        $  1.55      $   .49       $   .36      $   .37       $   .40         $  (.04)
Net income (loss). . . . . . . . .       0.56           1.55          .49           .36          .37        (14.59)           (.04)
Period end book value per share. .       7.11           6.66         5.07          4.59         4.02          3.35           18.13
Period end tangible book value
  per share. . . . . . . . . . . .       7.11           6.66         5.07          4.59         4.02          3.35           18.13


                                                            AT OR FOR THE QUARTER ENDED
                                  --------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,              March 31,   December 31,  September 30,    June 30,     March 31,   December 31,   September 30,
EXCEPT PER SHARE DATA)                1996          1995          1995           1995          1995         1994           1994
- ------------------------------------------------------------------------------------------------------------------------------------
END OF PERIOD BALANCE
SHEET DATA:
Total assets . . . . . . . . . . .  $ 147,009      $ 145,453    $ 145,102     $ 144,095    $ 146,605     $ 154,212       $ 156,537
Investment securities. . . . . . .     24,565         19,712       16,904        11,894       16,898        16,746          14,894
Assets held for sale . . . . . . .      1,781            281          373           409          238           185             389
Loans, net of fees . . . . . . . .     96,009        100,528      100,080       106,353      107,609       109,625         112,343
Allowance for loan losses. . . . .      2,646          2,659        3,721         3,715        3,620         4,042           3,594
Nonperforming assets . . . . . . .      3,614          7,517        7,978         8,453        8,116         9,006           8,941
Deposits . . . . . . . . . . . . .    126,746        125,665      126,330       125,619      127,027       130,037         131,992
FHLB advances. . . . . . . . . . .      6,000          6,000        6,000         6,150        7,667        12,612          13,018
FDIC Note. . . . . . . . . . . . .      9,000          9,000        9,000         9,000        9,000         9,000              --
Stockholders' equity . . . . . . .      4,271          3,997        3,044         2,753        2,411         2,014          10,883

AVERAGE BALANCE SHEET DATA:
Total assets . . . . . . . . . . .  $ 145,407      $ 144,686    $ 144,838     $ 145,774    $ 149,354     $ 155,179       $ 161,252
Loans, net of fees . . . . . . . .     97,871        101,632      102,969       107,325      109,320       110,671         113,821
Deposits . . . . . . . . . . . . .    125,650        125,576      126,123       127,006      127,337       130,927         135,270
Stockholders' equity . . . . . . .      3,893          3,353        3,024         2,682        2,339        10,936          11,125

FINANCIAL RATIOS (a):
Return on average assets before
  extraordinary item . . . . . . .        .93%          2.57%         .81%          .59%         .60%          .62%           (.06)%
Return on average assets . . . . .        .93           2.57          .81           .59          .60        (22.58)           (.06)
Return on average equity before
  extraordinary item . . . . . . .      34.63         110.71        38.76         31.92        38.48          8.74            (.83)
Return on average equity . . . . .      34.63         110.71        38.76         31.92        38.48       (320.45)           (.83)
Net interest margin (b). . . . . .       4.37           4.09         4.21          4.27         4.25          4.51            3.91
Net interest rate spread (c) . . .       4.29           4.01         4.16          4.25         4.20          4.29            3.71
Non-interest income to
  average assets . . . . . . . . .        .36            .38          .35           .38          .45           .05             .33
Efficiency ratio (d) . . . . . . .      79.48          83.67        76.68         82.12        80.72         85.71           98.94
Nonperforming assets to total
  assets . . . . . . . . . . . . .       2.46           5.17         5.50          5.87         5.54          5.84            5.71
Allowance for loan losses to
  nonperforming assets . . . . . .      73.22          35.37        46.64         43.95        44.60         44.88           40.20
Net charge-offs to average loans .        .05           1.52          .27          (.07)        1.91         (1.62)           (.01)
Average loans to average deposits.      77.89          80.93        81.64         84.50        85.85         84.53           84.14
Equity to assets . . . . . . . . .       2.91           2.75         2.10          1.91         1.65          1.31            6.95
Tier 1 capital to total
  assets (e) . . . . . . . . . . .       2.90           2.74         2.09          1.88         1.66          1.41            6.75
Tier 1 capital to risk-weighted
  assets (e) . . . . . . . . . . .       4.68           4.27         3.29          2.87         2.52          2.18           10.52
Qualifying total capital to
  risk-weighted assets (e) . . . .       5.95           5.54         4.58          4.16         3.80          3.46           11.80


- ----------------------
(a) Ratios derived from operating data have been presented on an annualized basis.
(b)  Net interest income divided by average earning assets.
(c) Return on interest earning assets less cost of interest bearing liabilities.
(d)  Operating expenses divided by net interest income plus non-interest income.
(e) Applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets and qualifying total capital to risk-weighted assets were 9.45%, 15.21% and 16.48%, respectively, at March 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital -- Coastal" and "-- Company" of the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma consolidated financial information and accompanying notes reflect the effects to the financial statements of the Company of the consummation of the Kezar Falls Branch Sale and the Recapitalization. The pro forma consolidated financial information includes the pro forma consolidated balance sheet at March 31, 1996 and certain additional pro forma consolidated financial information for the year ended December 31, 1995 and the three month period ended March 31, 1996. The pro forma consolidated balance sheet assumes the Kezar Falls Branch Sale and the Recapitalization were consummated on March 31, 1996. The additional pro forma consolidated financial information assumes the Kezar Falls Branch Sale and the Recapitalization were consummated on January 1, 1995.



     The pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Kezar Falls Branch Sale and/or the Recapitalization had been consummated nor is it necessarily indicative of future operating results or financial position. The pro forma consolidated financial information should be read in conjunction with the consolidated financial statements and related notes of the Company included elsewhere herein. See the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.


PRO FORMA CONSOLIDATED BALANCE SHEET



                                                                                                                  Recapitalization
                                                                                                                  and Kezar Falls
                                                               Kezar Falls Branch Sale                              Branch Sale
                                                             ---------------------------                          -----------------
                                            Historical                         Pro Forma     Recapitalization        Pro Forma
                                           -----------                         ---------     ----------------     -----------------
                                            March 31,        Pro Forma         March 31,        Pro Forma             March 31,
(IN THOUSANDS)                               1996            Adjustments         1996          Adjustments              1996
                                           -----------       -----------       ----------    ----------------     -----------------
ASSETS:
Cash and cash equivalents. . . . .          $ 18,403        $  (9,406) (a)      $  8,997      $     3,185  (b)       $  6,518
                                                                                                    3,895  (c)
                                                                                                   (9,559) (d)
Investment securities. . . . . . .            25,880               --             25,880               --              25,880
Assets held for sale . . . . . . .             1,781               --              1,781               --               1,781
Loans net of allowance for loan
  losses . . . . . . . . . . . . .            93,363               (3) (a)        93,360               --              93,360
Fixed assets . . . . . . . . . . .             3,159              (95) (a)         3,064               --               3,064
Real estate owned and
 repossessions . . . . . . . . . .             2,164               --              2,164               --               2,164
Other assets . . . . . . . . . . .             2,259                1  (a)         2,260              105  (c)          2,365
                                          ----------        ----------         ---------        ----------          ---------
TOTAL ASSETS . . . . . . . . . . .        $  147,009        $  (9,503)         $ 137,506        $  (2,374)          $ 135,132
                                          ----------        ----------         ---------        ----------          ---------
                                          ----------        ----------         ---------        ----------          ---------
LIABILITIES:
Deposits . . . . . . . . . . . . .        $  126,746        $  (9,869) (a)     $ 116,877               --           $ 116,877
FHLB advances. . . . . . . . . . .             6,000               --              6,000               --               6,000
FDIC Note. . . . . . . . . . . . .             9,000               --              9,000       $   (9,000) (d)              0
Recapitalization Loan. . . . . . .                                                                  4,000  (c)          4,000
Other liabilities. . . . . . . . .               992               --                992             (559) (d)            433
                                          ----------        ----------         ---------        ----------          ---------
TOTAL LIABILITIES. . . . . . . . .           142,738           (9,869)           132,869           (5,559)            127,310

STOCKHOLDERS' EQUITY:
Common stock ($1.00 par value) . .               600               --                600              758  (b)          1,358
Paid-in capital. . . . . . . . . .            29,375               --             29,375            2,465  (b)         31,840
Retained earnings prior year . . .           (26,016)              --            (26,016)             (38) (b)        (26,054)
Current year earnings. . . . . . .               337              366  (a)           703               --                 703
Unrealized loss on available for
  sale securities. . . . . . . . .               (25)              --                (25)              --                 (25)
                                          ----------        ----------         ---------        ----------          ---------
TOTAL STOCKHOLDERS' EQUITY . . . .             4,271              366              4,637            3,185               7,822
                                          ----------        ----------         ---------        ----------          ---------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY . . . . . .          $147,009        $  (9,503)         $ 137,506         $ (2,374)          $ 135,132
                                          ----------        ----------         ---------        ----------          ---------
                                          ----------        ----------         ---------        ----------          ---------

- ---------------

(a) On April 26, 1996, the Bank and MB&TC consummated a purchase and assumption agreement, dated as of February 22, 1996, pursuant to which the Bank sold substantially all of the assets of its Kezar Falls, Maine branch office to MB&TC, and MB&TC assumed certain liabilities of the Bank with respect to the branch. Included in the sale were all the branch deposits (totaling approximately $9.9 million at April 26, 1996), the real estate and certain of the furniture, fixtures and equipment of the branch. The Bank was paid a premium on the deposits equaling 4.02% of the average deposits for the 29 days between February 15, 1996 and March 15, 1996, which premium equaled approximately $403,000 and was offset by $37,000 in expenses associated with the transaction.

(b) The pro forma information relating to the issuance of 750,000 shares of Common Stock in the Offering is based on estimates by management and is presented for illustrative purposes only and is not necessarily indicative of the actual gross proceeds of the Offering. The pro forma price per share is assumed to be $5.00. Costs associated with the Offering are estimated at $565,000. The charge to earnings of $38,000 is attributable to the issuance of 7,500 restricted shares of Common Stock to certain executive officers of the Company pursuant to the First Coastal Corporation 1996 Stock Option and Equity Incentive Plan (the "Stock Option and Equity Incentive Plan") in connection with the consummation of the Offering.

(c) Pursuant to the Recapitalization Loan Agreement, the Company will borrow $4.0 million and will pledge 100% of the outstanding common stock of the Bank to secure its obligations under the Recapitalization Loan. The Recapitalization Loan will bear interest at the rate of 10.85% per annum, payable quarterly, in arrears, commencing on the last day of each calendar quarter following the consummation of the Recapitalization. The Recapitalization Loan matures December 31, 2001. Costs associated with the Recapitalization Loan are expected to be $105,000 and will be amortized over the life of the loan.
(d) Reflects the repayment of the FDIC Note, including accrued interest through March 31, 1996.

OTHER PRO FORMA FINANCIAL INFORMATION

     The Company's consolidated net income for the year ended December 31, 1995 and the three months ended March 31, 1996 was $1,660,000 and $337,000, respectively. On a pro forma basis assuming the Kezar Falls Branch Sale and the Recapitalization had occurred on January 1, 1995, the Company's consolidated net income for the year ended December 31, 1995 and the three months ended March 31, 1996 would have been approximately $1,993,000 and $366,000, respectively. The $333,000 increase to the Company's pro forma net income for the year ended December 31, 1995 is attributable to: (i) a net gain of $366,000 as a result of the Kezar Falls Branch Sale, (ii) a reduction of income of $16,000 as a result of the Kezar Falls Branch Sale, (iii) a reduction of interest expense of $21,000 as a result of the payment in full of the FDIC Note and the concurrent borrowing of funds pursuant to the Recapitalization Loan and (iv) a charge to earnings of $38,000 as a result of the issuance of 7,500 shares of restricted stock pursuant to the Company's Stock Option and Equity Incentive Plan in connection with the consummation of the Offering, which shares of restricted stock will vest over a three-year period (from May 2, 1996). The $29,000 increase to the Company's pro forma net income for the three months ended March 31, 1996 is attributable to:
(a) a reduction of income of $4,000 as a result of the Kezar Falls Branch Sale and (b) a reduction of interest expense of $33,000 as a result of the payment in full of the FDIC Note and the concurrent borrowing of funds pursuant to the Recapitalization Loan.

                                  THE OFFERING


THE RIGHTS OFFERING. . . . . .   Each stockholder of the Company is receiving
                                 one nontransferable right (the "Right") for each 1.28 shares of Common Stock held of record at the close of business on June 13, 1996 (the
                                 "Record Date Holder"). Each Right will entitle the holder thereof to purchase from the Company one share of Common Stock (the "Stockholder
                                 Subscription Privilege") for a price of $5.00 per share (the "Subscription Price"). The number of Rights issued by the Company to each Record Date Holder will be rounded up to the nearest whole number. Record Date Holders may subscribe for fewer Shares in the rights offering (the "Rights Offering") than they have Rights to purchase. Record Date Holders may also subscribe for additional shares in the Community Offering as described below, subject to certain limitations.


                                 The Rights Offering is made as part of an offering (the "Offering") of 750,000 shares (the "Shares"), which also will include purchases by Standby Purchasers and a Community Offering of any Shares not otherwise subscribed for in the Rights Offering or purchased by Standby Purchasers as described below. See "The Offering -- Rights Offering."


SUBSCRIPTION PRICE . . . . . .   $5.00 per Share, payable in cash.  See "The
                                 Offering -- Subscription Price" and
                                 "Determination of Subscription Price."


RECORD DATE. . . . . . . . . .   June 13, 1996 (the "Record Date").


EXPIRATION DATE. . . . . . . .   The Offering will expire at 5:00 p.m., Eastern
                                 time, on July 15, 1996, subject to the
                                 extension by the Company, in its sole
                                 discretion, from time to time through
                                 August 14, 1996 (the "Expiration Date").  AFTER
                                 THE EXPIRATION DATE, THE RIGHTS WILL NO LONGER
                                 BE EXERCISABLE.  IF THE OFFERING HAS NOT BEEN
                                 CONSUMMATED WITHIN 30 DAYS FOLLOWING THE
                                 EXPIRATION DATE, THE OFFERING WILL BE
                                 TERMINATED BY THE COMPANY AND ALL AMOUNTS
                                 SUBMITTED BY RECORD DATE HOLDERS AND
                                 PARTICIPANTS IN THE COMMUNITY OFFERING (THE
                                 "COMMUNITY OFFERING PARTICIPANTS") WILL BE
                                 RETURNED WITHOUT INTEREST.  SEE "THE OFFERING -
                                 - EXPIRATION DATE."

SUBSCRIPTION PROCEDURE
FOR EXERCISING RIGHTS. . . . .   The Stockholder Subscription Privilege may be
                                 exercised by properly completing the Rights
                                 Offering order form (the "Rights Offering Order
                                 Form") and forwarding it (or following the Guaranteed Delivery Procedures described under
                                 "The Offering -- Subscription Procedure"), with payment of the Subscription Price for each Share subscribed for pursuant to the Stockholder Subscription Privilege, to the subscription agent (the "Subscription Agent"), which must receive such Rights Offering Order
                                 Form and payment at or prior to the Expiration
                                 Date.  ONCE A RECORD DATE HOLDER HAS EXERCISED
                                 THE STOCKHOLDER SUBSCRIPTION PRIVILEGE, SUCH
                                 EXERCISE MAY NOT BE REVOKED.  RIGHTS OFFERING
                                 ORDER FORMS SHOULD BE SENT WITH THE PAYMENT TO
                                 THE SUBSCRIPTION AGENT.  DO NOT SEND RIGHTS
                                 OFFERING ORDER FORMS TO THE COMPANY.  THE
                                 COMPANY RESERVES THE RIGHT TO REJECT
                                 SUBSCRIPTIONS

                                 RECEIVED IN WHOLE OR IN PART AT THE SOLE
                                 DISCRETION OF THE COMPANY OR AT THE REQUEST OR DIRECTION OF REGULATORY AUTHORITIES. See "The Offering -- Subscription Procedure" and "The Offering -- No Revocation."

                                 Payments will be held in a segregated
                                 noninterest bearing account maintained with
                                 Mellon Bank, N.A., as escrow agent (the "Escrow Agent"), pending the issuance of certificates representing the Shares purchased or the return of the payment which will be made without interest.



                                 THE SALE OF SHARES UPON THE EXERCISE OF RIGHTS IS CONDITIONED UPON ALL OF THE SHARES BEING SOLD AND TO THE CONSUMMATION OF THE OTHER TRANSACTIONS PURSUANT TO THE RECAPITALIZATION. SEE "THE RECAPITALIZATION."

PERSONS HOLDING COMMON
STOCK OR WISHING TO EXERCISE
RIGHTS THROUGH OTHERS. . . . .   Persons holding shares of Common Stock
                                 beneficially, and receiving the Rights with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, should contact the appropriate institution or nominee and request it to effect such transactions for them. See "The Offering
                                 -- Subscription Procedure."

COMMUNITY OFFERING . . . . . .   The Company is concurrently offering Shares not
                                 subscribed for in the Rights Offering to members of the general public to whom a copy of this Prospectus is delivered (the "Community
                                 Offering"), subject to the prior rights of Record Date Holders in the Rights Offering and the prior rights of Standby Purchasers with respect to the Minimum Standby Purchase
                                 Commitment and the other purchase limitations described herein. It is anticipated that Shares offered in the Community Offering will be offered through broker-dealers engaged by the Company pursuant to certain broker assistance agreements to be entered into with the Company. If there is an insufficient number of Shares available to satisfy all subscriptions received in the Community
                                 Offering, the Company reserves the right to allot such Shares among the Community Offering
                                 Participants. There can be no assurance that any Shares will be available to satisfy in whole or in part a Community Offering
                                 Participant's subscription.  See "The
                                 Offering -- Community Offering" and "Plan of
                                 Distribution."



PROCEDURE FOR PURCHASING
SHARES IN THE
COMMUNITY OFFERING . . . . . .   Persons who desire to participate in the
                                 Community Offering must properly complete the Community Offering order form (the "Community
                                 Offering Order Form") which accompanies this Prospectus and forward it (or follow the Guaranteed Delivery Procedures described under
                                 "The Offering -- Subscription Procedure"), with payment of the aggregate Subscription Price to the Subscription Agent, which must receive such Community Offering Order Form and payment at or prior to the Expiration Date. SUBSCRIPTIONS
                                 FOR SHARES WHICH ARE RECEIVED BY THE
                                 SUBSCRIPTION AGENT FROM COMMUNITY OFFERING
                                 PARTICIPANTS MAY NOT BE REVOKED.

                                 COMMUNITY OFFERING ORDER FORMS SHOULD BE SENT WITH THE PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND COMMUNITY OFFERING ORDER FORMS TO THE COMPANY. THE COMPANY RESERVES THE RIGHT TO REJECT SUBSCRIPTIONS RECEIVED IN WHOLE OR IN PART AT THE SOLE DISCRETION OF THE COMPANY OR AT THE REQUEST OR DIRECTION OF REGULATORY AUTHORITIES. See "The Offering -- Subscription Procedure" and "The Offering -- No Revocation."


                                 Payments will be held in a segregated
                                 noninterest bearing account maintained with the Escrow Agent pending the issuance of certificates representing the Shares purchased or the return of the payment which will be made without interest.



                                 THE SALE OF SHARES IN THE COMMUNITY OFFERING IS CONDITIONED UPON ALL OF THE SHARES BEING SOLD AND TO THE CONSUMMATION OF THE OTHER TRANSACTIONS PURSUANT TO THE RECAPITALIZATION. SEE "THE RECAPITALIZATION."


STANDBY PURCHASE
AGREEMENTS . . . . . . . . . .   The Company has entered into standby purchase
                                 agreements (the "Standby Purchase Agreements"), pursuant to which, subject to certain conditions, standby purchasers (the "Standby
                                 Purchasers") have severally agreed to acquire from the Company, at the Subscription Price, up to 562,500 Shares, if available after the Rights Offering and the Community Offering.
                                 Pursuant to such agreements, the Company has agreed to sell, and the Standby Purchasers have agreed to purchase, a minimum of 281,250
                                 Shares (the "Minimum Standby Purchase
                                 Commitment") at the Subscription Price.  See
                                 "Standby Purchase Agreements."


STOCK PURCHASE LIMITATIONS . .   THE COMPANY HAS SUBSTANTIAL NET OPERATING LOSS
                                 CARRYFORWARDS FOR FEDERAL TAX PURPOSES.  IN
                                 ORDER TO REDUCE THE LIKELIHOOD THAT THERE WILL
                                 BE A REDUCTION IN THE AMOUNT OF SUCH
                                 CARRYFORWARDS BY REASON OF AN "OWNERSHIP
                                 CHANGE" AS DEFINED IN SECTION 382 OF THE
                                 INTERNAL REVENUE CODE OF 1986, AS AMENDED, THE
                                 COMPANY AMENDED ITS RESTATED CERTIFICATE OF
                                 INCORPORATION ON JUNE 11, 1996 (THE "EFFECTIVE
                                 DATE") TO PROVIDE THAT UNLESS OTHERWISE
                                 APPROVED BY THE COMPANY'S BOARD OF DIRECTORS,
                                 NO PERSON SHALL BECOME OR MAKE AN OFFER TO
                                 BECOME THE BENEFICIAL OWNER OF FIVE PERCENT OR
                                 MORE OF THE COMPANY'S VOTING STOCK FOR THREE
                                 YEARS FROM THE EFFECTIVE DATE. Such amendment further provides that holders of five percent or more of the Company's outstanding voting stock on the Effective Date will not be deemed in violation of the provision; provided, however, that if after the Effective Date, any such five percent or more holder shall become or make an offer to become the beneficial owner of any additional shares of voting stock, such person will be deemed to be in violation of the amendment. In connection with the approval of the amendment, the Board of Directors of the Company approved the acquisition of Shares in the Offering by stockholders of the Company holding five percent or more of the Company's voting stock on the Effective Date up to such number of Shares as would cause such stockholder to maintain his or her pre-Offering percentage ownership interest in the Company following the Offering. Except under certain circumstances with respect to existing stockholders beneficially owning five percent or more of the Company's issued and outstanding Common
                                 Stock, the Company does not anticipate
                                 accepting any purchases of Common Stock in the Offering that, when aggregated with any other shares beneficially owned by such purchaser, would equal or exceed five percent of the Company's issued and outstanding
                                 Common Stock upon completion of the Offering, but reserves the right to do so. The Company's
                                 Restated Certificate of Incorporation includes certain other restrictions and limitations with respect to the acquisition of the Company's securities. See "The Offering -- Limitations on Purchase of Stock" and "Description of Capital Stock."



ISSUANCE OF COMMON
STOCK CERTIFICATES . . . . . .   Separate certificates representing Shares
                                 purchased will be delivered as soon as
                                 practicable after the Expiration Date.  See
                                 "The Offering -- Subscription Procedure."


SUBSCRIPTION AGENT . . . . . .   ChaseMellon Shareholder Services, L.L.C.


SHARES OUTSTANDING
AFTER THE OFFERING . . . . . .   Upon completion of the Offering, the Company is
                                 expected to have approximately 1,357,861 shares of Common Stock outstanding (based on 600,361 shares of Common Stock outstanding as of May 31, 1996 and 7,500 shares of restricted stock to be issued to certain executive officers of the Company in connection with the Offering). See "The Offering" and "Standby
                                 Purchase Agreements."


PLAN OF DISTRIBUTION . . . . .   The Company and First Albany Corporation
                                 ("First Albany" or the "Placement Agent") have entered into an agreement pursuant to which First Albany has been engaged to act as the Company's financial advisor and as the Company's Placement Agent in connection with the Offering. It is anticipated that Shares offered in the Community Offering will be offered through broker-dealers engaged by the Company pursuant to certain broker assistance agreements to be entered into with the Company.
                                 The Company has agreed, in connection with the Offering, to pay certain fees to the Placement
                                 Agent, to reimburse the Placement Agent for certain legal and other expenses and to indemnify the Placement Agent against certain liabilities, including liabilities under the
                                 Securities Act of 1933, as amended (the
                                 "Securities Act").  The Rights Offering and the
                                 Community Offering are made on a "best efforts" basis and neither First Albany nor any of the broker-dealers engaged by the Company will have any obligation to purchase or accept any Shares of Common Stock in the Offering. See "Plan of
                                 Distribution."


INDICATIONS OF INTEREST. . . .   Directors and officers of the Company have
                                 advised the Company that they intend to
                                 purchase an aggregate of approximately 50,000
                                 Shares, pursuant to the Rights Offering and the Community Offering. These individuals are under no binding obligation with regard to such indications of interest.

RISK FACTORS . . . . . . . . .   A PURCHASE OF THE SHARES INVOLVES A HIGH DEGREE
                                 OF RISK.  SEE "RISK FACTORS."

NASDAQ SMALLCAP MARKET
SYMBOL FOR COMMON STOCK. . . .   "FCME" (proposed)


                                       -16

DIVIDENDS. . . . . . . . . . .   It is not anticipated that the Company will
                                 distribute any dividends to stockholders in the foreseeable future. The Company is subject to certain restrictions on its ability to pay dividends, including those arising from the Recapitalization Loan Agreement. The Company's principal source of cash is from dividends from the Bank, and certain restrictions also exist regarding the ability of the Bank to transfer funds to the Company. See "Market for Common
                                 Stock and Dividends" and "Item 5.  Market for
                                 Registrant's Common Equity and Related
                                 Stockholder Matters" of the Company's 1995
                                 Form 10-K attached to this Prospectus as Appendix A.


INFORMATION REGARDING
THE OFFERING . . . . . . . . .   Questions regarding the Offering should be
                                 directed to Dennis D. Byrd, Treasurer, First
                                 Coastal Corporation, at (207) 774-5000 or John
                                 H. Howland, Vice President, First Albany
                                 Corporation, at (617) 228-3076.

                                  RISK FACTORS
     An investment in the Common Stock involves a significant degree of risk. In determining whether to make an investment in the Common Stock, prospective investors should consider carefully all of the information set forth in this Prospectus, including the following factors.


POSSIBLE INABILITY TO SERVICE DEBT AND PAY OPERATING EXPENSES

     Under the terms of the Recapitalization Loan Agreement, the Company will be required to make quarterly interest payments, initially equal to $108,500. Beginning June 30, 1998, the Company will be required to make semi-annual principal payments of $200,000. In addition, the Company estimates that its other operating expenses at the holding company level will be approximately $125,000 on an annual basis for the foreseeable future, although unforeseen events could cause such expenses to be higher. At March 31, 1996, the Company had approximately $47,000 in cash at the holding company level. After giving effect to the Offering and the other transactions pursuant to the Recapitalization, the Company estimates that it will have approximately $600,000 in cash at the holding company level to pay its operating expenses and to service debt. Since the Company has no sources of income other than dividends from the Bank, the Company will be dependent upon the payment of dividends by the Bank to make debt service payments and to pay future operating expenses.

     The payment of dividends by the Bank to the Company is subject to the approval of the FDIC and the Bureau of Banking of the State of Maine (the "Maine Bureau of Banking"), as set forth in the Memorandum of Understanding among such parties effective November 22, 1994, as well as to various restrictions set forth in the Recapitalization Loan Agreement and arising under Maine corporate law. Maine corporate law generally provides that dividends may only be paid out of unreserved and unrestricted earned surplus or unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. At March 31, 1996, the Bank had a retained earnings deficit of $6.2 million, and therefore any dividends to be paid by the Bank to the Company for the foreseeable future will be paid from unreserved and unrestricted net earnings of the Bank for the current fiscal year and the next preceding fiscal year taken as a single period. Maine banking law also imposes certain restrictions, including the requirement that the Bank establish and maintain adequate levels of capital as set forth in rules adopted by the Maine Bureau of Banking. While the Company currently anticipates that earnings from the Bank will be sufficient to enable the Bank to pay dividends to the Company in an amount that will enable the Company to satisfy the debt service requirements on the Recapitalization Loan and its operating expenses, there can be no assurance that the Bank's earnings will be sufficient to satisfy such requirements or that the Bank will receive the necessary regulatory approvals to pay such dividends to the Company. SINCE THE RECAPITALIZATION LOAN IS SECURED BY 100% OF THE OUTSTANDING COMMON STOCK OF THE BANK, THE FAILURE BY THE COMPANY TO MAKE PRINCIPAL AND INTEREST PAYMENTS AS REQUIRED UNDER THE RECAPITALIZATION LOAN AGREEMENT WILL RESULT IN AN EVENT OF DEFAULT (AS DEFINED) UNDER THE RECAPITALIZATION LOAN AGREEMENT AND COULD RESULT IN THE SALE OF THE BANK, WHICH IS HELD AS COLLATERAL FOR THE RECAPITALIZATION LOAN, BY THE LENDERS. IN THAT EVENT, THE COMPANY WOULD HAVE NO OPERATING BUSINESS AND NO SOURCE OF REVENUES OTHER THAN ANY REMAINING PROCEEDS FROM THE DISPOSITION OF THE BANK.


ASSET QUALITY

     The economic downturn and the sharp decline in real estate values which accompanied the downturn during the late 1980s and early 1990s had a material adverse effect on the quality of the Bank's loan portfolio and contributed to a deterioration of the Bank's asset quality. As a result, the Bank's nonperforming assets totaled $27.3 million, representing 12.7% of total assets, at December 31, 1991. Since 1991, a primary focus has been the improvement of the credit quality of the Bank's loan portfolio through the identification of additional potential problem assets and the administration and workout of the Bank's nonperforming and potential problem assets.

Nonperforming assets have declined to $3.6 million (or 2.46% of total assets) at March 31, 1996, representing a decrease of 86.76% from the December 31, 1991 level.



     For several years, the high levels of nonperforming assets required increased provisions for loan losses, writedowns on real estate owned and loan charge-offs, and had a significant adverse effect on the Bank's interest income and operating expenses. While management expects the level of nonperforming assets to continue to decline during 1996, such expectation is based on the continued stabilization of the real estate market in the Bank's market areas and the continuation in the trend of lower default rates on commercial real estate loans, although there can be no assurance that such will be the case.


CONCENTRATION OF COMMERCIAL REAL ESTATE LOANS


     At March 31, 1996, the Bank had approximately $49.3 million of commercial real estate mortgage loans, representing 51.3% of total loans at such date, comprised primarily of loans secured by apartment buildings, mixed use commercial buildings, office buildings and other income-producing properties. The Bank's concentration of commercial real estate assets (representing commercial real estate loans and real estate owned) was 35.5% of total assets at March 31, 1996. At March 31, 1996, the Bank also had approximately $2.3 million of commercial business loans.


     Banks with loans concentrated in commercial real estate are likely to be adversely affected by problems in the real estate market or the economy in general. Commercial real estate lending involves significant additional risks as compared to one-to-four family residential mortgage lending, and typically accounts for a disproportionate share of charge-offs, delinquent loans and real estate owned through foreclosure or by deed in lieu of foreclosure. Such lending generally involves larger loan balances (to a single borrower or groups of related borrowers) than is involved with residential and other types of lending, and repayment of the loan is likely to be more dependent on the underlying business and financial condition of the borrower and the borrower's tenants, and is more susceptible to adverse future developments. If the cash flow from income producing property securing real estate loans is reduced (for example, because leases are not obtained or renewed, or lease rates decline), the borrower's ability to repay these loans may be materially impaired. These risks can be significantly affected by considerations of supply and demand in the market for multi-family, office, manufacturing and retail space and by general economic conditions. Management does not expect either a significant increase or decrease in the foreseeable future in the level of commercial real estate assets as a percentage of total assets. The Bank's primary focus with respect to loan portfolio growth is expected to come from various residential lending programs.

DECLINE IN LOAN BALANCES


     The Company's loan balances declined by $85.2 million between January 1, 1992 and March 31, 1996. This decline is largely the result of two factors:
(i) the Bank's financial difficulties during the period and (ii) the FDIC's cross guaranty claim against the Bank. In addition, pursuant to the Order to Cease and Desist issued by the FDIC and concurred with by the Maine Bureau of Banking described below under "Federal and State Supervisory Matters," the Bank was required to improve its ratio of Tier 1 capital to total assets to 6.0% by December 31, 1993, from the December 31, 1991 level of 4.42%, with incremental improvement required at six month intervals. To comply with the requirements of the Order to Cease and Desist, management effected a strategy of selective balance sheet shrinkage. Management also expended significant resources addressing the cross guaranty claim and the settlement thereof and the Bank's asset quality problems, which had an adverse impact on loan origination activities.


     Beginning in mid-1995, the Bank undertook to expand its residential and consumer lending capabilities, and has subsequently experienced a significant increase in new loan originations. If the Bank's efforts to increase loan originations are not successful, and if the Bank experiences further declines in its loan balances, or if as a result of competitive pressures or other factors, the yield on new loan originations is lower than anticipated, such declines in loan balances or the yield on new loan originations could have an adverse impact on the Bank's ability to generate income and on the ability of the Company to make debt service payments under the Recapitalization Loan Agreement. See "-- Possible Inability to Service Debt and Pay Operating Expenses."

FEDERAL AND STATE SUPERVISORY MATTERS


     In order to address concerns arising from the FDIC's examination of the Bank in 1991, the Bank consented effective January 23, 1992 to an Order to Cease and Desist (the "Order") issued by the FDIC and concurred with by the Maine Bureau of Banking, which Order was terminated effective December 8, 1994 and replaced with a Memorandum of Understanding effective November 22, 1994 (the "Memorandum of Understanding"). The Memorandum of Understanding provides, among other things, that (i) the Bank continue to maintain its allowance for loan and lease losses in accordance with applicable regulatory requirements, (ii) the Board of Directors of the Bank continue to review the adequacy of the Bank's loan and lease loss reserves and provide for adequate reserves, (iii) the Bank continue to have Tier 1 capital at or in excess of 6% of the Bank's total assets, (iv) the Bank continue to comply with the FDIC's Statement of Policy on Risk-Based Capital, (v) the Bank provide monthly progress reports regarding substandard or doubtful assets, (vi) the Bank agree not to extend or renew credit to, or for the benefit of, any borrower who or which has a loan or other extension of credit with the Bank that has been charged-off or classified in whole or in part, loss, doubtful or substandard and is uncollected unless certain conditions are met, (vii) the Bank not declare or pay any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking and (viii) the Bank continue to furnish written progress reports detailing the form and manner of any action taken to seek to secure compliance with the Memorandum of Understanding.


     The Board of Governors of the Federal Reserve System (the "Federal Reserve") has adopted a leverage-based capital requirement for bank holding companies with a composite rating of 1 under the bank holding company rating system of a minimum level of tier 1 capital to total assets of 3.0%. All other bank holding companies or bank subsidiaries of bank holding companies are required to maintain a minimum ratio of tier 1 capital to total assets of 4.0% to 5.0%. Under the Federal Reserve's risk-based capital guidelines, bank holding companies or banks also are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%. The guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150.0 million or more. For bank holding companies which have less than $150.0 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995, December 31, 1995 and March 31, 1996, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or (ii) the parent company has a significant amount of debt that is held by the general public.
The Federal Reserve's capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. Neither the FDIC Note nor the Recapitalization Loan is considered to be "debt held by the general public" for purposes of such capital guidelines. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets and qualifying total capital to risk-weighted assets of 9.45%, 15.21% and 16.48%, respectively, at March 31, 1996, were in compliance with such guidelines. If the Company were required as of March 31, 1996 to calculate its ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets and qualifying total capital to risk-weighted assets on a consolidated basis, such ratios would be 2.90%, 4.68% and 5.95%, respectively.

     In light of the Company's financial performance, including the high level of nonperforming assets and the impact of the FDIC cross guaranty claim during the past several years, the Company and the Bank will likely continue to be subject to heightened scrutiny by supervisory authorities and may continue to be monitored and reviewed more frequently than institutions which may be considered by regulatory authorities to be in better condition. The Company's most recent examination by the Federal Reserve was completed October 1995 and the Bank's most recent examinations by the FDIC and the Maine Bureau of Banking were completed August 1995 and July 1995, respectively. See "Item 1. Business -- Regulation" and Note A of "Item 8. Financial Statements and Supplementary Data" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to the Prospectus as Appendix B.

COMPETITIVE ENVIRONMENT

     The Bank is a full service savings bank with seven banking offices in the southern Maine communities of Brunswick, Freeport, Kennebunk, Saco, Topsham and Westbrook. Competition among financial institutions in the Bank's market area is intense and the Bank competes in obtaining funds and in making loans with other state and national banks, savings and loan associations, consumer financial companies, credit unions, and other financial institutions which have far greater financial resources than those available to the Bank. The Bank also faces competition for deposits from money market funds and other securities funds offered by brokerage firms and other similar financial institutions. As of June 30, 1995, a total of approximately 45% of deposits in Maine are held by three large financial institutions, two of which are wholly owned subsidiaries of superregional bank holding companies with assets in excess of $50 billion and one of which is a Maine-based savings bank with in-state assets in excess of $2 billion. Competition among financial institutions is based upon interest rates and other credit and service charges, the quality of services rendered, the convenience of banking facilities and in the case of loans to larger commercial borrowers, relative lending limits. For several years, the Company has experienced a decline in deposit and loan balances. While the Bank's deposit balances have stabilized in recent quarters, the Bank's loan balances have continued to decline. If the Bank is unable to compete in obtaining deposits and making loans effectively in its market area, such inability would likely have an adverse effect on the Bank's growth and profitability.



INTEREST RATE RISK

     The Company's results of operations are derived almost entirely from the operations of the Bank and are heavily dependent on its net interest income. Net interest income is the difference between the interest income received on interest-earning assets, including loans and securities, and the interest expense incurred in connection with interest-bearing liabilities, including deposits and borrowings. Net interest income can be significantly affected by changes in market interest rates. The Company closely monitors its assets and liabilities in an effort to reduce the effects of changes in interest rates primarily by altering the mix and maturity of the Company's loans, investments and funding sources. Although the Bank is positioned to benefit generally from rising interest rate environments, a significant rate decrease could have an adverse effect on the Company's net interest income by decreasing the spread between the rates earned on assets and paid on liabilities.


     Changes in interest rates also affect the volume of loans originated by the Bank, as well as the value of its loans and other interest-earning assets, including investment securities. In addition, changes in interest rates may result in an increase in higher cost deposit products within the Bank's existing portfolio, as well as a flow of funds away from bank accounts into direct investments (such as U.S. Government and corporate securities, and other investment instruments such as mutual funds) to the extent that the Bank does not pay competitive rates of interest. The mix of the Bank's deposits has varied from year to year, with higher cost time deposits increasing in 1995 as a percentage of the Bank's total deposits. This trend is largely reflective of an industry-wide trend, attributable to the continuing impact of deregulation on the banking industry, as well as increased competition for funds from nonbank competitors, including money market and stock mutual funds.


DEPENDENCE ON KEY PERSONNEL

     The Bank's success is dependent to a large extent upon the continued efforts and success of its Chief Executive Officer, its Chief Financial Officer, and the other members of the Bank's senior management team who have primary responsibility, among other things, for the successful implementation of the Company's strategic plan, the continued improvement of its financial performance and the further improvement of the Bank's asset quality. The loss of the services of any one of these officers could adversely affect the operations of the Bank and the Company.


POSSIBLE LIMITATION OF TAX BENEFITS


     At December 31, 1995, the Company had net operating loss carryforwards for federal tax purposes of approximately $6.8 million, and approximately
$15.8 million on a pro forma basis assuming the consummation of the Recapitalization. Section 382 of the Internal Revenue Code of 1986, as amended, contains complex rules that place an annual limitation (the "section 382 limitation") on the amount of net operating losses that a corporation may utilize after an "ownership change" (as defined). If an "ownership change" occurs in connection with the Offering or in the future as a result of other transactions, the section 382 limitation would be imposed on the amount of taxable income against which net operating losses may be deducted by the Company. The section 382 limitation is computed by multiplying the estimated value of the Company immediately before the ownership change by the then-applicable long-term tax exempt rate published by the Internal Revenue Service ("IRS") for this purpose (the long-term tax exempt rate was 5.78% for the month of June 1996, as set forth in the IRS tables). Thus, if the Company and the Bank were to undergo an ownership change, the Company's section 382 limitation would be approximately $174,000, assuming the Common Stock has a fair market value of $5.00 per share and using the IRS long-term tax exempt rate for June 1996. In addition, assuming that the Company would have been able to use its existing net operating loss carryforwards and the net operating loss carryforward resulting from the payment of the $9.0 million FDIC Note, the effect of the imposition of the section 382 limitation on the utilization of net operating loss carryforwards after 1996 would be that approximately $9.9 million of the Company's net operating loss carryforwards would expire unused, decreasing future income after taxes by approximately $3.4 million. While the Company has recently amended its Restated Certificate of Incorporation to limit the acquisition of stock of the Company for a three year period in order to make it more difficult for the Company to experience an ownership change, there can be no assurance that such amendment will successfully protect the Company from an ownership change. See "Description of Capital Stock" and Note M of "Item 8. Financial Statements and Supplementary Data" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.


PREVAILING ECONOMIC CONDITIONS


     Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as the Bank. Excess real estate inventory, coupled with a general economic decline, adversely affected the real estate markets in the Bank's market area in the late 1980s and early 1990s and contributed to the deterioration in the Bank's asset quality during such years. Poor economic conditions and depressed real estate markets could adversely affect the financial condition and results of operations of the Bank in the future. The economy of the Bank's market area is significantly affected by certain large employers, and any significant reduction in the operations of, or employment by, such employers could have an adverse impact on the local economy and the Bank's financial condition.


ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BYLAW AND STATUTORY PROVISIONS

     The Company's Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as Delaware law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of such provisions allow the

Company to issue, without stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to acquire the Company's Common Stock or to effect certain other corporate actions. In addition, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. The Company has also recently amended its Restated Certificate of Incorporation to prohibit, among other things, any person becoming or making an offer to become the beneficial owner of five percent or more of the Company's voting stock for three years from the Effective Date, unless otherwise approved by the Board of Directors. See "Description of Capital Stock."

     The Company and the Bank also are subject to regulation by several government agencies, including the Federal Reserve, the FDIC and the Maine Bureau of Banking, which implement and enforce statutory and regulatory limitations on the acquisition of certain ownership interests in the Company and the Bank. Such laws and the need to receive appropriate regulatory approvals in connection with certain acquisitions could have the effect of discouraging takeover attempts of the Company. See " Government Regulation" below and "Item
1. Business -- Regulation" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A.



DIVIDEND LIMITATIONS



     It is not anticipated that the Company will distribute any dividends to stockholders in the foreseeable future. The Company is subject to certain restrictions on its ability to pay dividends, including those arising from the Recapitalization Loan Agreement and from Delaware law which provides that dividends may be paid by a corporation out of its surplus or, in the event there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. At March 31, 1996, the Company had a retained earnings deficit of $25.8 million. The Company's principal source of cash is from dividends from the Bank, and certain regulatory restrictions also exist regarding the ability of the Bank to transfer funds to the Company. See "Market for Common Stock and Dividends" and Note J of "Item 8. Financial Statements and Supplementary Data" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.


DETERMINATION OF SUBSCRIPTION PRICE

     The Subscription Price was determined by the Company's Board of Directors, with the assistance of First Albany, as the Company's financial advisor. In setting the price, various factors deemed relevant were analyzed and considered by the Company and First Albany, including, without limitation, the terms of the Offering and the Recapitalization, the Company's consolidated book value and earnings in recent years, the stock prices of comparable bank holding companies and commercial banks relative to their respective book values and earnings, the Company's position in its industry and its future prospects, and general market conditions for the sale of the Company's securities. To the extent there is a market for the Common Stock after completion of the Offering, there can be no assurance that the market price will equal or exceed the Subscription Price.

NO ESTABLISHED MARKET

     The Common Stock is traded in the over-the-counter market in the "pink sheets," although such trades are limited and sporadic and there is no established public trading market for the Common Stock. There can be no assurance that an established public market will develop for such securities upon completion of the Offering or whether substantial trading activity will occur in the future. While application has been made for the listing of the Common Stock on The Nasdaq SmallCap Market and First Albany and Livada Securities, Inc. have indicated that they intend to make a market in the Common Stock following the Offering, there can be no assurance that the Common Stock will be listed on The Nasdaq SmallCap Market or any securities exchange or that any organized public market for the securities will develop or that there will be any private demand for the Common Stock. In addition, even if the Company successfully lists the Common Stock on The Nasdaq SmallCap Market, there can be no assurance that the Company will continue to meet the requirements for continued inclusion, such as the requirement relating to the minimum number of market makers and the requirement relating to the minimum bid price of the Common Stock. The liquidity of the Common Stock depends upon the presence in the marketplace of willing buyers and sellers, a fact over which neither the Company nor any market maker has control, and may be limited by other factors, including the beneficial ownership limitations imposed on the Common Stock. In addition, the Common Stock may not be accepted as collateral for loans, or if accepted, its value may be substantially discounted. As a result, investors should purchase the Common Stock as a long-term investment and should be prepared to bear the economic risk of their investment for an indefinite period. Investors who may need or wish to dispose of all or a part of their investment in the Common Stock may not be able to do so except by private, direct negotiations with third parties.


GOVERNMENT REGULATION

     The Company and the Bank operate in a highly regulated environment and are subject to supervision by several governmental regulatory agencies, including the Federal Reserve, the FDIC and the Maine Bureau of Banking. Changes in governmental economic and monetary policy not only can affect the ability of the Bank to attract deposits and make loans, but can also affect the demand for business and personal lending and for real estate mortgages. Government regulations affect virtually all areas of the operations of the Company and the Bank, including their range of permissible activities, products and services, the geographic locations in which such services can be offered, the amount of capital required to be maintained to support operations, the right to pay dividends and the amount which the Bank can pay to obtain deposits. See "Item
1. Business -- Regulation" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A.

ENVIRONMENTAL LIABILITIES

     In the course of its business, the Bank has acquired, and may in the future acquire through foreclosure, properties securing loans it has originated or purchased which are in default. With respect to the Bank's real estate owned, there is a risk that hazardous substances or wastes, contaminants or pollutants could be discovered on such properties after acquisition by the Bank. In such event, the Bank might be required to remove such substances from the affected properties at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of the affected properties or the loans secured by the properties, that the Bank would have adequate remedies against the prior owner or other responsible parties or that the Bank would not find it difficult or impossible to sell the affected properties either prior to or following any such removal.


DILUTION TO CURRENT STOCKHOLDERS


     Current stockholders of the Company will experience a dilution of their proportionate voting rights upon the issuance of the Shares pursuant to the Offering, even if such stockholder exercises his or her Stockholder Subscription Privilege in full. Additionally, all current stockholders will experience a dilution in the per share tangible book value of the shares of Common Stock currently held by them as a result of the sale of Shares of Common Stock at less than tangible book value per share in the Offering. The Subscription Price of $5.00 will be less than book value at the time of purchase. At March 31, 1996, the Company's book value was $7.11 per share. On a pro forma basis, after giving effect to the Offering at such date, the Company's book value was $5.76 per share.



                                       -24

                                 USE OF PROCEEDS


     The net proceeds of the Offering to the Company are estimated to be approximately $3.2 million after deducting estimated commissions and other fees and expenses payable by the Company. The Company intends to use the proceeds from the Offering, together with the funds derived from the Bank Dividend and the Recapitalization Loan, to satisfy in full the obligations of the Company under the FDIC Note. At June 30, 1996, the outstanding principal and accrued interest under the FDIC Note will be approximately $9.7 million. See "The Recapitalization," Note A of "Item 8. Financial Statements and Supplementary Data" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.

     The following table sets forth the sources of funds in connection with the repayment of the FDIC Note and the amount due to the FDIC under the Note.


     SOURCES OF FUNDS (a):
     Net Proceeds from the Offering. . . . . . . .         $ 3,185,000
     Bank Dividend . . . . . . . . . . . . . . . .           3,200,000
     Net Proceeds from the Recapitalization Loan .           3,895,000
                                                           -----------
                                                           $10,280,000
                                                           -----------
                                                           -----------
     USES OF FUNDS (a):
     Principal Amount of FDIC Note (b) . . . . . .         $ 9,000,000
     Accrued Interest under FDIC Note. . . . . . .             714,000
     Addition to Company Working Capital . . . . .             566,000
                                                           -----------
                                                           $10,280,000
                                                           ------------
                                                           ------------

- ------------------
(a) The table assumes that the Offering and the other transactions pursuant to the Recapitalization will be consummated on June 30, 1996. The additional funds necessary to pay interest accrued under the FDIC Note between June 30, 1996 through and including the date on which the Recapitalization is actually consummated are expected to be derived from the Company's excess working capital. See "Pro Forma Financial Data" and "The Offering."

(b) The FDIC Note bears interest (i) at a rate per annum equal to 5% from January 31, 1995 through February 1, 1996 and (ii) at a rate per annum equal to 6.5% thereafter (compounded quarterly) to and including the earlier of (x) the date on which the FDIC receives payment of the unpaid principal amount and accrued interest in full or (y) the day prior to the "maturity date." The "maturity date" is January 31, 1997, subject to extension up until July 31, 1997 under certain limited circumstances.

                              THE RECAPITALIZATION


     On January 31, 1995, the Company, the Bank and the FDIC consummated the Amended and Restated Settlement Agreement, pursuant to which the Company issued to the FDIC the Note in the principal amount of $9.0 million in consideration of the waiver and release of the cross guaranty claim. See Note A of "Item 8. Financial Statements and Supplementary Data" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.


     In order to satisfy in full the obligations of the Company under the FDIC Note (which at June 30, 1996 will be approximately $9.7 million, including accrued interest), the Company intends to consummate the following transactions, each of which is conditioned upon the consummation of the others and all of which are expected to close simultaneously. See "Use of Proceeds."

THE OFFERING


     As part of the Recapitalization, the Company intends to sell the 750,000 shares of Common Stock offered hereby at the Subscription Price equal to $5.00 per share. The Offering consists of (i) a Rights Offering of up to 468,750 Shares to Record Date Holders in proportion to their respective ownership interest in the Common Stock, (ii) a Community Offering to members of the general public to whom a copy of this Prospectus is delivered, subject to the prior rights of Record Date Holders in the Rights Offering and the prior rights of Standby Purchasers with respect to the Minimum Standby Purchase Commitment, and (iii) the sale of Shares to Standby Purchasers who have severally agreed to acquire from the Company, at the Subscription Price, (a) up to 562,500 Shares, if available after the exercise of the Stockholder Subscription Privilege and the Community Offering and (b) a minimum of 281,250 Shares pursuant to the Minimum Standby Purchase Commitment, which the Company has agreed to sell and the Standby Purchasers have agreed to purchase. The Offering is conditioned upon all of the Shares being sold and to the consummation of the other transactions pursuant to the Recapitalization.


     The net proceeds to the Company from the Offering are estimated to be approximately $3.2 million after deducting estimated commissions and other fees and expenses payable by the Company.

BANK DIVIDEND

     In connection with the Recapitalization, the Bank will pay a dividend in the amount of $3.2 million to the Company. Under the terms of the Memorandum of Understanding effective November 22, 1994, the payment of the Bank Dividend is subject to the approval of the FDIC and the Maine Bureau of Banking. The Company has received written confirmation from the Maine Bureau of Banking that it has approved, and from the FDIC that it will not object to, the payment of the Bank Dividend, subject to the following conditions: (i) the Bank must have a Tier 1 capital to total assets ratio of not less than 7.25% as of the last day of the month preceding consummation of the Recapitalization and assuming the Recapitalization had been consummated as of that date, and (ii) there have been no significant adverse changes, as determined by the Maine Bureau of Banking and the FDIC in their sole discretion, in the financial condition, management or future prospects of the Company or the Bank since December 31, 1995. In addition, the Company will be required to enter into an agreement with the Maine Bureau of Banking providing that the Company will not, without the prior approval of the Maine Bureau of Banking, pay cash dividends to its stockholders as long as the Company's debt-to-equity ratio on a parent-only basis is above 25%. As of the date of this Prospectus, the Company has no reason to believe that the foregoing conditions will not be satisfied in connection with the consummation of the Recapitalization.



     The Amended and Restated Settlement Agreement prohibits the payment of dividends by the Bank, except as necessary to pay the operating expenses of the Company as approved from time to time by the FDIC and the Maine Bureau of Banking. The Amended and Restated Settlement

Agreement further provides that operating expenses of the Company shall not include any amounts for accrued interest on the FDIC Note. The FDIC has further advised the Company that it will waive the dividend restriction set forth in the Amended and Restated Settlement Agreement, provided that all regulatory approvals have been received and the full payment of the Company's obligations under the FDIC Note are made contemporaneously with the payment of the Bank Dividend.

RECAPITALIZATION LOAN


     The Company will enter into the Recapitalization Loan Agreement in connection with the consummation of the Recapitalization pursuant to which the Company will borrow $4.0 million from the Lenders, and will pledge 100% of the outstanding common stock of the Bank in order to secure such loan. The Recapitalization Loan will bear interest at the rate of 10.85% per annum payable quarterly, in arrears, commencing on the last day of each calendar quarter following the consummation of the Recapitalization. Beginning June 30, 1998, and semi-annually thereafter, principal payments in the amount of $200,000 each are due, with the entire remaining principal balance and accrued and unpaid interest thereon due at the maturity date of December 31, 2001. The Recapitalization Loan Agreement does not provide for any forbearance with respect to the payment of principal or interest, and the Recapitalization Loan will be senior to all existing and future indebtedness of the Company. Under the terms of the Recapitalization Loan Agreement, the Company will incur a prepayment penalty during the first three years as follows: a five percent prepayment penalty during the first year of the Recapitalization Loan; a four percent prepayment penalty during the second year of the Recapitalization Loan; and a three percent prepayment penalty during the third year of the Recapitalization Loan.


     The Recapitalization Loan Agreement contains certain covenants restricting the amount of borrowings that may be incurred by the Company and the Bank, restricting the conditions under which cash dividends may be paid by the Company, including prohibiting the payment of cash dividends if the Company's debt-to-equity ratio on a parent-only basis is greater than 30%, requiring the maintenance of certain minimum capital ratios by the Company and the Bank and providing for the repayment of the Recapitalization Loan in connection with certain mergers, sales of assets or other similar extraordinary corporate transactions. The Recapitalization Loan Agreement also contains certain customary events of default, including non-payment when due, breach of covenants, breach of other material agreements or instruments, material undischarged judgments and bankruptcy or insolvency.



REPAYMENT OF FDIC NOTE AND RELEASE OF COLLATERAL

     The Company will pay the FDIC all outstanding principal and accrued interest under the FDIC Note, satisfying in full the Company's obligations thereunder and under the Amended and Restated Settlement Agreement, which by its terms will terminate effective upon such payment. Concurrently with such payment, the FDIC Note will be surrendered to the Company together with the certificates representing 100% of the outstanding common stock of the Bank which had secured the Company's obligations under the FDIC Note. The Company will pledge such shares of Bank common stock to the Lenders in order to secure the Company's obligations under the Recapitalization Loan.


                                       -27

                      MARKET FOR COMMON STOCK AND DIVIDENDS


     As of March 31, 1996, the Company had approximately 1,575 holders of record and 600,361 outstanding shares of Common Stock. The Common Stock is traded in the over-the counter market in the "pink sheets," although such trades are limited and sporadic and there is no established public trading market for the Common Stock.


     For the periods reported below, the following table sets forth the range of high and low closing bid prices for the Common Stock on the OTC Bulletin Board as reported by NASDAQ Trading and Market Services. Such quotations represent prices between dealers without adjustment for retail markups, markdowns or commissions. Information prior to May 31, 1995 has been adjusted to reflect the one for ten reverse stock split with respect to the Company's outstanding Common Stock effective as of such date.


1994                                                   HIGH               LOW

     First Quarter . . . . . . . . . . . . . . . .    $ 1.50            $ 1.50
     Second Quarter. . . . . . . . . . . . . . . .      0.10              0.10
     Third Quarter . . . . . . . . . . . . . . . .        --                --
     Fourth Quarter. . . . . . . . . . . . . . . .      5.00              1.20

1995

     First Quarter . . . . . . . . . . . . . . . .   $  5.00            $ 1.25
     Second Quarter  . . . . . . . . . . . . . . .      2.00              1.50
     Third Quarter . . . . . . . . . . . . . . . .      2.50              1.50
     Fourth Quarter. . . . . . . . . . . . . . . .      3.50              1.50

1996

     First Quarter . . . . . . . . . . . . . . . .   $  5.00            $ 2.00
     Second Quarter (through June 11, 1996)  . . .      5.00              2.00


     While application has been made for the listing of the Common Stock on The Nasdaq SmallCap Market under the symbol "FCME", there can be no assurance that the Common Stock will be listed on The Nasdaq SmallCap Market or any securities exchange or that any established public market for the securities will develop or that there will be any private demand for the Common Stock. First Albany and Livada Securities, Inc. have advised the Company that they intend to make a market in the Common Stock following the Offering.

     It is not anticipated that the Company will distribute any dividends to stockholders in the foreseeable future. Earnings of the Bank, if any, are expected to be retained by the Bank to enhance its capital or to be distributed to the Company for the payment of its operating expenses. The Company is subject to certain restrictions on its ability to pay dividends, including those arising from the Recapitalization Loan Agreement. See "The Recapitalization -- Recapitalization Loan." The Company's principal source of cash is from dividends from the Bank, and certain restrictions also exist regarding the ability of the Bank to transfer funds to the Company. The Memorandum of Understanding, effective November 22, 1994, provides that the Bank may not declare any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking. There are certain additional restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company. On November 30, 1994, November 13, 1995 and May 3, 1996, following the receipt of appropriate regulatory approvals, the Bank paid the Company cash dividends of $175,000, $200,000 and $200,000, respectively, for certain current and anticipated operating expenses of the Company. See Note J of "Item 8. Financial Statements and Supplementary Data" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B.

                                 CAPITALIZATION

     The following table sets forth the historical consolidated capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the Kezar Falls Branch Sale and the Recapitalization. This table should be read in conjunction with "Selected Consolidated Financial Information and Other Data," "Selected Quarterly Financial and Other Data," "Pro Forma Financial Data," "The Recapitalization," "Use of Proceeds" and the Company's consolidated financial statements and notes thereto, included elsewhere in this Prospectus.



                                                                                            MARCH 31, 1996
                                                                                    ---------------------------------

                                                                                                 AS ADJUSTED FOR
                                                                                                 THE KEZAR FALLS
                                                                                                 BRANCH SALE AND
                                                                                    ACTUAL   THE RECAPITALIZATION (a)
                                                                                           (DOLLARS IN THOUSANDS)
LONG-TERM BORROWINGS:
   FDIC Note . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  9,000              $    --
   Advances from Federal Home Loan Bank. . . . . . . . . . . . . . . . . . . .        6,000                6,000
   Recapitalization Loan . . . . . . . . . . . . . . . . . . . . . . . . . . .          --                 4,000
                                                                                    -------               ------
     Total long-term borrowings. . . . . . . . . . . . . . . . . . . . . . . .       15,000               10,000
                                                                                    -------               ------
STOCKHOLDERS' EQUITY:
   Preferred Stock, $1.00 par value, 1,000,000 shares authorized;
     none issued . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Common Stock, $1.00 par value, 6,700,000 shares authorized and 600,361 shares issued and outstanding prior to the
     Recapitalization and 1,357,861 shares issued and outstanding
     after the Recapitalization (b). . . . . . . . . . . . . . . . . . . . . .          600                1,358
   Additional paid-in capital (a). . . . . . . . . . . . . . . . . . . . . . .       29,375               31,840
   Retained earnings (deficit) (c) . . . . . . . . . . . . . . . . . . . . . .      (25,679)             (25,351)
   Unrealized (loss) on available for sale securities. . . . . . . . . . . . .          (25)                 (25)
                                                                                    -------               ------
             Total stockholders' equity. . . . . . . . . . . . . . . . . . . .        4,271                7,822
                                                                                    -------               ------
             Total capitalization. . . . . . . . . . . . . . . . . . . . . . .      $19,271               17,822
                                                                                    -------               ------



(a) Adjusted to reflect the deduction of $565,000 consisting of the estimated commissions and other fees and expenses payable by the Company.
(b) Includes 7,500 shares of restricted stock to be issued to certain executive officers of the Company pursuant to the Company's Stock Option and Equity Incentive Plan in connection with the consummation of the Offering. Excludes (i) 308 shares of Common Stock issuable upon exercise of stock options outstanding as of March 31, 1996, which the Company and the holder of such options terminated as of May 30, 1996, and (ii) 46,500 shares of Common Stock issuable upon exercise of stock options to be granted pursuant to the Stock Option and Equity Incentive Plan in connection with the consummation of the Offering. See "Description of Capital Stock." A total of 130,000 shares of Common Stock have been reserved for issuance pursuant to the exercise of stock options to be granted or in connection with stock bonus awards to be made, under the Stock Option and Equity Incentive Plan.
(c) Retained earnings (deficit) is reduced by $366,000 resulting from the net gain of the Kezar Falls Branch Sale on April 26, 1996 and is increased by $38,000 resulting from the issuance of the 7,500 shares of restricted stock pursuant to the Stock Option and Equity Incentive Plan in connection with the consummation of the Offering.

                       DETERMINATION OF SUBSCRIPTION PRICE


     The Subscription Price was determined by the Company's Board of Directors, with the assistance of First Albany, as the Company's financial advisor. In setting the Subscription Price, various factors deemed relevant were analyzed and considered by the Company and First Albany, including, without limitation, the terms of the Offering and the Recapitalization, the Company's consolidated book value and earnings in recent years, the stock prices of comparable bank holding companies and commercial banks relative to their respective book values and earnings, the Company's position in its industry and its future prospects, and general market conditions for the sale of the Company's securities. The Subscription Price was determined in the absence of an established public trading market for the Common Stock. To the extent there is a market for the Common Stock after completion of the Offering, there can be no assurance that the market price will equal or exceed the Subscription Price.

                                  THE OFFERING

     The Company is offering 750,000 shares of its Common Stock. Pursuant to the Rights Offering, the Company is offering up to 468,750 shares of its Common Stock to holders of record of Common Stock at the close of business on June 13, 1996, pursuant to nontransferable rights to purchase shares of Common Stock at a Subscription Price of $5.00 per share. Each Record Date Holder will receive one Right for each 1.28 shares of Common Stock held of record on the Record
Date, and each Right will entitle the holder thereof to subscribe for one share of Common Stock. The Company is concurrently offering Shares not subscribed for in the Rights Offering or sold to Standby Purchasers as described below to members of the general public to whom a copy of this Prospectus is delivered.


     The Company has entered into Standby Purchase Agreements pursuant to which, subject to certain conditions, Standby Purchasers have severally agreed to acquire from the Company, at the Subscription Price, up to 562,500 Shares, if available after the Rights Offering and the Community Offering. Pursuant to such agreements, the Company has agreed to sell, and the Standby Purchasers have agreed to purchase, a minimum of 281,250 Shares at the Subscription Price pursuant to the Minimum Standby Purchase Commitment. ALL SUBSCRIPTIONS ARE IRREVOCABLE. Payments received for Shares will be deposited by the Subscription Agent in a noninterest bearing escrow account maintained with the Escrow Agent. THE COMPANY RESERVES THE RIGHT TO REJECT SUBSCRIPTIONS RECEIVED IN THE OFFERING IN WHOLE OR IN PART AT THE SOLE DISCRETION OF THE BOARD OF DIRECTORS OF THE COMPANY OR AT THE REQUEST OR DIRECTION OF REGULATORY AUTHORITIES.


     THE RIGHTS OFFERING AND THE COMMUNITY OFFERING ARE MADE ON A "BEST EFFORTS" BASIS AND ARE CONDITIONED UPON ALL OF THE SHARES BEING SOLD AND TO THE CONSUMMATION OF THE OTHER TRANSACTIONS PURSUANT TO THE RECAPITALIZATION. SEE "THE RECAPITALIZATION." THE OFFERING WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON JULY 15, 1996, SUBJECT TO EXTENSION BY THE COMPANY, IN ITS SOLE DISCRETION, FROM TIME TO TIME THROUGH AUGUST 14, 1996. AFTER THE EXPIRATION DATE, THE RIGHTS WILL NO LONGER BE EXERCISABLE. IF THE OFFERING HAS NOT BEEN CONSUMMATED WITHIN 30 DAYS FOLLOWING THE EXPIRATION DATE, THE OFFERING WILL BE TERMINATED BY THE COMPANY AND ALL AMOUNTS SUBMITTED BY RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS WILL BE RETURNED WITHOUT INTEREST.



RIGHTS OFFERING


     The Company is issuing Rights to each Record Date Holder as of the close of business on the Record Date at no charge to such Record Date Holders. The Company will issue one Right for each 1.28 shares of Common Stock held of record on the Record Date. No fractional Rights will be issued. Instead, the aggregate number of Rights issued by the Company to a stockholder will be rounded up to the next whole number. Each Right will entitle the holder thereof to subscribe for one share of Common Stock. Each Record Date Holder is entitled to subscribe for all, or any portion of, the Shares which may be acquired through the exercise of his or her Rights.

COMMUNITY OFFERING


     Concurrent with the Rights Offering, the Company is offering shares of Common Stock to members of the general public to whom a copy of this Prospectus is delivered, subject to the prior rights of Record Date Holders in the Rights Offering and the prior rights of Standby Purchasers with respect to the Minimum Standby Purchase Commitment. If the Shares not subscribed for in the Rights Offering and not purchased by Standby Purchasers are not sufficient to satisfy all orders received from Community Offering Participants, the Company reserves the right to allocate such Shares among the Community Offering Participants. Orders will be deemed received only upon receipt of both a properly completed Community Offering Order Form and full payment for the Shares subscribed for as described under "Subscription Procedure" below. Any excess funds paid by persons as the Subscription Price for Shares not issued will be returned without interest or deduction as soon as practicable following the Expiration Date. There can be no assurance that any Shares will be available to persons desiring to participate in the Community Offering. To subscribe for Shares in the Community Offering, the Community Offering Order Form must be completed, and payment in full of the Subscription Price for all Shares subscribed for must accompany the Community Offering Order Form.


EXPIRATION DATE


     The Offering will expire at 5:00 p.m., Eastern time, on July 15, 1996, subject to extension from time to time at the sole discretion of the Company. After the Expiration Date, the Rights will no longer be exercisable. The Company will not be obligated to honor any purported exercise of Rights or Community Offering Order Forms received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to that exercise were sent. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent on or before the Expiration Date, followed by a press release no later than 9:00 a.m., Eastern time on the next business day after the previously scheduled Expiration Date. The Offering will not be extended to a time later than 5:00 p.m., Eastern time, on August 14, 1996.


SUBSCRIPTION PRICE


     The Subscription Price is $5.00 per share.


SUBSCRIPTION PROCEDURE

     Record Date Holders may exercise their Rights by delivering to the Subscription Agent at the addresses specified below, at or prior to the Expiration Date, properly completed and executed Rights Offering Order Forms evidencing those Rights, together with payment in full of the Subscription Price for each Share subscribed for pursuant to the Stockholder Subscription Privilege. Community Offering Participants may subscribe for Shares by delivering to the Subscription Agent, at the addresses specified below, at or prior to the Expiration Date, properly completed and executed Community Offering Order Forms, together with payment in full of the Subscription Price for each Share subscribed for in the Community Offering.


     Payment may be made to the Subscription Agent only (i) by check or cashier's check drawn upon a U.S. bank, or postal, telegraphic or express money order, in each case, payable to ChaseMellon Shareholder Services, L.L.C., as Subscription Agent, or (ii) by wire transfer of funds to the account maintained by the Subscription Agent for the purpose of receiving subscriptions at Mellon Bank, N.A., Pittsburgh, Pennsylvania, ABA Number 043000261, Account Number 100-2331 (Reorganization Account), Attn.: Evelyn O'Connor, Re: First Coastal Offering. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check,
(ii) receipt by the Subscription Agent of any certified check or cashier's check drawn upon a U.S. bank or of any postal, telegraphic or express money order or (iii) receipt of collected funds in the account designated above. FUNDS PAID BY UNCERTIFIED PERSONAL CHECK MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH TIME AND ARE URGED TO CONSIDER, IN THE ALTERNATIVE, PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS. All funds received in payment of the Subscription Price will be deposited by the Subscription Agent in a noninterest bearing account maintained with the Escrow Agent as directed by the Company.
The account in which such funds will be held may not be insured by the FDIC. No interest will be earned on such funds and no interest will be paid to Record Date Holders or Community Offering Participants, or otherwise applied to their purchase of Shares.

     The Rights Offering Order Forms and Community Offering Order Forms, together with the payment of the Subscription Price, must be delivered to the Subscription Agent as follows:


         If by regular mail:    c/o ChaseMellon Shareholder Services, L.L.C.
                                Post Office Box 817
                                Midtown Station
                                New York, New York  10018


         If by overnight
         courier:               c/o ChaseMellon Shareholder Services, L.L.C.
                                85 Challenger Road
                                Overpeck Centre
                                Ridgefield Park, New Jersey  07660


         If by hand:            c/o ChaseMellon Shareholder Services, L.L.C.
                                120 Broadway, 13th Floor
                                New York, New York  10271


     The Subscription Agent's toll free telephone number is (800) 777-3674.

     The Company will pay the fees and expenses of the Subscription Agent and the Escrow Agent and has also agreed to indemnify the Subscription Agent and the Escrow Agent from certain liabilities which they may incur in connection with the Offering.

     If a Record Date Holder wishes to exercise Rights or a Community Offering Participant wishes to subscribe for Shares, but time will not permit such Record Date Holder or Community Offering Participant to cause the Rights Offering Order Form or Community Offering Order Form to reach the Subscription Agent prior to the Expiration Date, such Rights may nevertheless be exercised and such Shares may nevertheless be subscribed for if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

     (i) the Record Date Holder or Community Offering Participant has caused payment in full in good funds of the Subscription Price for each Share being subscribed for to be received (in the manner set forth above) by the Subscription Agent at or prior to the Expiration Date; and


     (ii) the Subscription Agent receives, at or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), in the form distributed with the Rights Offering Order Form or Community Offering Order Form, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States, stating the name of the exercising Record Date Holder or the name of the subscribing

Community Offering Participant, the number of Shares being subscribed for by the Record Date Holder or Community Offering Participant, and guaranteeing the delivery to the Subscription Agent of the Rights Offering Order Form or Community Offering Order Form within five (5) business days of the Subscription Agent's receipt of such Notice of Guaranteed Delivery; and

     (iii) the Subscription Agent receives the properly completed Rights Offering Order Form or Community Offering Order Form within five (5) business days of the Subscription Agent's receipt of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Rights Offering Order Forms or Community Offering Order Forms at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopier no.
(201) 296-4293). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from Dennis D. Byrd, Treasurer of the Company, or from John H. Howland, Vice President of First Albany.



     If an exercising Record Date Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Record Date Holder indicates are being exercised, then the Record Date Holder will be deemed to have exercised the Stockholder Subscription Privilege with respect to the maximum number of Rights exercisable by the Record Date Holder that may be exercised for the aggregate payment delivered by the Record Date Holder (subject to reduction to comply with certain limitations on the purchase of the Company's Common Stock or the conditions of the Offering). Any amount remaining after application of the foregoing procedures shall be returned to the Record Date Holder promptly by mail without interest or deduction.

     If the aggregate Subscription Price paid by a Community Offering Participant is insufficient to purchase the number of Shares that the participant indicates are being subscribed for, or if such Community Offering Participant does not specify the number of Shares subscribed for, then the Community Offering Participant will be deemed to have subscribed for the number of Shares which may be purchased by the full amount of the payment tendered (subject to reduction to comply with certain limitations on the purchase of the Company's Common Stock or the conditions of the Offering). If the aggregate Subscription Price paid by a Community Offering Participant exceeds the amount necessary to purchase the number of Shares for which the Community Offering Participant has subscribed, then the Community Offering Participant will be deemed to have subscribed for the number of Shares which may be purchased by the full amount of the payment tendered (subject to reduction to comply with certain limitations on the purchase of the Company's Common Stock or the conditions of the Offering).


     Record Date Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to their Rights. If a beneficial owner so instructs, the Record Date Holder of that beneficial owner's Rights should complete appropriate Rights Offering Order Forms and submit them to the Subscription Agent with the proper payment. In addition, the beneficial owners of Rights through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owners' instructions. If a beneficial owner wishes to obtain a separate Rights Offering Order Form, he or she should contact the nominee as soon as possible and request that a separate Rights Offering Order Form be issued. A nominee may request any Rights Offering Order Form held by it to be split into such smaller denominations as it wishes, provided that the Rights Offering Order Form is received by the Subscription Agent, properly endorsed, no later than 5:00 p.m., Eastern time, on July 8, 1996.


     The instructions accompanying the Rights Offering Order Forms and Community Offering Order Forms should be read carefully and followed in detail. RIGHTS OFFERING ORDER FORMS AND COMMUNITY OFFERING ORDER FORMS SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND RIGHTS OFFERING

ORDER FORMS OR COMMUNITY OFFERING ORDER FORMS TO THE COMPANY OR THE ESCROW
AGENT.

     THE METHOD OF DELIVERY OF RIGHTS OFFERING ORDER FORMS AND COMMUNITY OFFERING ORDER FORMS AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS. IF RIGHTS OFFERING ORDER FORMS AND COMMUNITY OFFERING ORDER FORMS AND PAYMENTS ARE SENT BY MAIL, RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS ARE URGED TO SEND SUCH MATERIALS BY CERTIFIED MAIL AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS ARE URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights and submission of Community Offering Order Forms will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right and submission of any Community Offering Order Form. Rights Offering Order Forms and Community Offering Order Forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Rights Offering Order Forms or Community Offering Order Forms or incur any liability for failure to give such notification. The Company reserves the right to reject subscriptions received in the Offering in whole or in part at the sole discretion of the Board of Directors of the Company or at the request or direction of regulatory authorities. See "-- Limitations on Purchase of Stock."

     Certificates or order confirmations representing Shares purchased will be delivered to Record Date Holders, Community Offering Participants and Standby Purchasers as soon as practicable after the Expiration Date and after all prorations and reductions contemplated by the terms of the Offering have been effected. IF THE OFFERING HAS NOT BEEN CONSUMMATED WITHIN 30 DAYS FOLLOWING THE EXPIRATION DATE, THE OFFERING WILL BE TERMINATED BY THE COMPANY AND ALL AMOUNTS SUBMITTED BY RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS WILL BE RETURNED WITHOUT INTEREST.

     Any questions or requests for assistance concerning the method of exercising Rights, submission of Rights Offering Order Forms or Community Offering Order Forms or requests for additional copies of this Prospectus should be directed to Dennis D. Byrd, Treasurer of the Company, at (207) 774-5000 or to John H. Howland, Vice President of First Albany, at (617) 228-3076.

NO REVOCATION

     SUBSCRIPTIONS FOR SHARES WHICH ARE RECEIVED BY THE SUBSCRIPTION AGENT FROM RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS MAY NOT BE REVOKED.

LIMITATIONS ON PURCHASE OF STOCK



     THE COMPANY HAS SUBSTANTIAL NET OPERATING LOSS CARRYFORWARDS FOR FEDERAL TAX PURPOSES. IN ORDER TO REDUCE THE LIKELIHOOD THAT THERE WILL BE A REDUCTION IN THE AMOUNT

OF SUCH CARRYFORWARDS BY REASON OF AN "OWNERSHIP CHANGE" AS DEFINED IN SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, THE COMPANY AMENDED ITS RESTATED CERTIFICATE OF INCORPORATION ON JUNE 11, 1996 TO PROVIDE THAT UNLESS OTHERWISE APPROVED BY THE COMPANY'S BOARD OF DIRECTORS, NO PERSON SHALL BECOME OR MAKE AN OFFER TO BECOME THE BENEFICIAL OWNER OF FIVE PERCENT OR MORE OF THE COMPANY'S VOTING STOCK FOR THREE YEARS FROM THE EFFECTIVE DATE. Such amendment further provides that holders of five percent or more of the Company's outstanding voting stock on the Effective Date will not be deemed in violation of the provision; provided, however, that if after the Effective Date, any such five percent or more holder shall become or make an offer to become the beneficial owner of any additional shares of voting stock, such person will be deemed to be in violation of the amendment. In connection with the approval of the amendment, the Board of Directors of the Company approved the acquisition of Shares in the Offering by stockholders of the Company holding five percent or more of the Company's voting stock on the Effective Date up to such number of Shares as would cause such stockholder to maintain his or her pre-Offering percentage ownership interest in the Company following the Offering. Except under certain circumstances with respect to existing stockholders beneficially owning five percent or more of the Company's issued and outstanding Common Stock, the Company does not anticipate accepting any purchases of Common Stock in the Offering that, when aggregated with any other shares beneficially owned by such purchaser, would equal or exceed five percent of the Company's issued and outstanding Common Stock upon completion of the Offering, but reserves the right to do so. The Company's Restated Certificate of Incorporation includes certain other restrictions and limitations with respect to the acquisition of the Company's securities. See "Description of Capital Stock."


NO BOARD OR PLACEMENT AGENT RECOMMENDATION

     While the Company's Board of Directors has determined that the Recapitalization is in the best interests of the Company and its stockholders as the means to facilitate the repayment in full of the FDIC Note, neither the Board of Directors nor the Placement Agent is making any recommendation to Record Date Holders, prospective Community Offering Participants or Standby Purchasers regarding whether such persons should purchase the Shares. An investment in the Common Stock must be made pursuant to each investor's evaluation of his or her best interests.

FEDERAL INCOME TAX CONSIDERATIONS

     For federal income tax purposes, the receipt and exercise of the Stockholder Subscription Privilege should be treated as a non-taxable distribution to Record Date Holders with respect to the Common Stock. A Record Date Holder will have a zero basis in the Stockholder Subscription Privilege, unless (i) either the Record Date Holder elects under Section 307 of the Internal Revenue Code of 1986, as amended, to allocate a portion of his or her basis in his or her existing Common Stock to the Stockholder Subscription Privilege (based on the relative fair market value) or the fair market value of the Stockholder Subscription Privilege at the time of distribution equals or exceeds 15% of the fair market value of the Common Stock at that time, in which case the allocation of basis (based upon relative fair market values) is required, and (ii) the Record Date Holder exercises such Stockholder Subscription Privilege.



     Upon exercise of the Stockholder Subscription Privilege, a Record Date Holder will not recognize gain or loss. The basis of each share of Common Stock acquired upon exercising a Stockholder Subscription Privilege will equal the sum of the Subscription Price and the basis, if any, in the Stockholder Subscription Privilege exercised. The holding period for such Common Stock will begin the date the Stockholder Subscription Privilege is exercised. No loss will be recognized by a Record Date Holder who elects not to exercise a Stockholder Subscription Privilege and allows it to lapse.

     Record Date Holders who do not exercise their Stockholder Subscription Privilege by the Expiration Date will not recognize any gain or loss, and no adjustment will be made to the basis of their Common Stock.

     Community Offering Participants who purchase Common Stock in the Community Offering or Standby Purchasers will have a per share basis in such Shares equal to the Subscription Price.

     BECAUSE OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, RECORD DATE HOLDERS, COMMUNITY OFFERING PARTICIPANTS AND STANDBY PURCHASERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THESE AND OTHER FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION AND EXERCISE OF THE STOCKHOLDER SUBSCRIPTION PRIVILEGE AND THE PURCHASE OF COMMON STOCK.

                           STANDBY PURCHASE AGREEMENTS


     Prior to the commencement of the Rights Offering, the Company has entered into Standby Purchase Agreements pursuant to which, subject to certain conditions, certain institutional investors and other individuals have severally agreed to acquire from the Company, at the Subscription Price, up to a maximum of 562,500 Shares, if available after the Rights Offering and the Community Offering. Pursuant to such agreements, the Company has agreed to sell, and the Standby Purchasers have agreed to purchase, a minimum of 281,250 Shares at the Subscription Price pursuant to the Minimum Standby Purchase Commitment.


     Each Standby Purchase Agreement is subject to a maximum and a minimum standby purchase commitment with respect to each Standby Purchaser. In the event that the number of Shares remaining after the exercise of the Stockholder Subscription Privilege and the Community Offering is less than the Standby Purchasers' aggregate maximum standby purchase commitments, such Shares will first be allocated among the Standby Purchasers in satisfaction of the Minimum Standby Purchase Commitment and any remaining Shares will be allocated pro rata among the Standby Purchasers according to their respective maximum standby purchase commitments. The rights and obligations of the Company and the Standby Purchasers pursuant to the Standby Purchase Agreements are subject to certain customary conditions.

     The Company and First Albany have entered into an agreement pursuant to which First Albany has been engaged to act as the Company's financial advisor and as the Company's Placement Agent in connection with the Offering. Pursuant to such agreement, First Albany has acted as financial advisor to the Company in connection with negotiating and finalizing the Standby Purchase Agreements. The Company has agreed to pay First Albany a fee equal to 5.0% of the aggregate gross proceeds raised in the Offering, including the gross proceeds from the sale of Shares pursuant to the Standby Purchase Agreements, less 50% of certain retainer fees previously paid to First Albany pursuant to the agreement. See "Plan of Distribution."

     The following table sets forth certain information relating to the Standby Purchasers.



                                          STANDBY PURCHASERS
                                                                                       MINIMUM STANDBY
                                                 MAXIMUM COMMITMENT                  PURCHASE COMMITMENT
                                           ---------------------------          ---------------------------
STANDBY PURCHASER                          NO. OF SHARES     AMOUNT             NO. OF SHARES       AMOUNT
- -----------------                          -------------   ----------           -------------     ----------
AAA Northern New England, Inc.                30,000       $  150,000               15,000        $   75,000
Josiah T. Austin                              45,000          225,000               22,500           112,500
Bangor Savings Bank                           40,000          200,000               20,000           100,000
The Berkley Family Limited Partnership        60,000          300,000               30,000           150,000
John Sheldon Clark                            45,000          225,000               22,500           112,500
Endicott Partners, L.P.                       60,000          300,000               30,000           150,000
G & O Partners L.P.                           60,000          300,000               30,000           150,000
Machias Savings Bank                          40,000          200,000               20,000           100,000
Potomac Development Corp.
   401(k) Plan and Trust*                     17,000           85,000                8,500            42,500
Patricia R. Schwartz*                         15,500           77,500                7,750            38,750
Andrew J. Potts                               30,000          150,000               15,000            75,000
Kenneth S. Ray                                30,000          150,000               15,000            75,000
James R. Waterston                            30,000          150,000               15,000            75,000
WMG Company                                   60,000          300,000               30,000           150,000
                                           ------------     ------------        --------------    -----------
          TOTAL                              562,500        $2,812,500             281,250        $1,406,250
                                           ------------     ------------        --------------    -----------

- -------------

* Ms. Schwartz is the spouse of David H. Schwartz, President of Potomac Development Corp.

                              PLAN OF DISTRIBUTION


     The Company has engaged First Albany to act as the Company's financial advisor and as its Placement Agent in connection with the Offering pursuant to an agreement executed between the Company and First Albany. In its capacity as the Placement Agent, First Albany also has acted as financial advisor to the Company in connection with identifying Standby Purchasers and negotiating and finalizing the Standby Purchase Agreements. First Albany was engaged because of its general experience in the financial services industry and because of its experience in rights offerings by financial institutions. It is anticipated that Shares offered in the Community Offering will be offered through broker-dealers engaged by the Company pursuant to certain broker assistance agreements to be entered into with the Company. The Rights Offering and the Community Offering are made on a "best efforts" basis and neither First Albany nor any of the broker-dealers engaged by the Company will be obligated to purchase any Shares.


     The Company has agreed to pay First Albany a fee equal to 5.0% of the aggregate gross proceeds raised in the Offering, including the gross proceeds from the sale of Shares pursuant to the Standby Purchase Agreements, less 50% of certain retainer fees previously paid to First Albany as described below. To the extent that Shares are sold in the Community Offering by broker-dealers engaged by the Company, such broker-dealers will receive commissions equal to 3.0% of the aggregate dollar amount of such sales, and First Albany's compensation will be reduced so that the total compensation paid for such Shares will equal 6.5% of the gross proceeds from the sale of such Shares. The Company also has agreed to reimburse the Placement Agent for certain legal and other expenses not to exceed $40,000 and to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act.

     Other than the Placement Agent and the broker-dealers engaged by the Company who assist in the sale of Shares in the Community Offering, the Company has not employed any brokers, dealers or underwriters to solicit the exercise of Rights in the Rights Offering or the sale of Shares to Standby Purchasers or in the Community Offering and, except as described herein, no other commissions, fees or discounts will be paid in connection with the Offering. Certain employees of the Company may solicit responses in connection with the Offering, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation.


     First Albany is acting as financial advisor to the Company pursuant to an engagement letter dated October 12, 1995, as amended March 6, 1996 and April 11, 1996. The agreement provides that the Company will pay First Albany an initial retainer fee of $25,000 payable within 30 days of the execution of the letter agreement and additional retainer fees of $25,000 payable on December 15, 1995, March 15, 1996 and June 14, 1996 (collectively, the "Retainer Fees"). The fees to be paid to First Albany in connection with the sale of Shares and the consummation of the Offering as described above are reduced by an amount equal to 50% of the aggregate of the Retainer Fees previously paid by the Company to First Albany. In addition, in connection with the consummation of the Recapitalization and in addition to the fees to be paid in connection with the Offering, the Company will pay First Albany a placement fee equal to 1.0% of the gross proceeds of the Recapitalization Loan and a financial advisory fee of $20,000 in connection with the consummation of the Kezar Falls Branch Sale at the time the Recapitalization is consummated. First Albany has also been engaged by the Company to render an opinion as to the fairness of the Recapitalization, from a financial point of view, to the Company's stockholders, for which the Company has agreed to pay First Albany a fee of $25,000.


     Funds received by the Subscription Agent for the purpose of participating in the Offering will be deposited by the Subscription Agent in a segregated noninterest bearing account with the Escrow Agent pending final determination of the issuance of the Shares. The Company will pay the fees and expenses of the Subscription Agent and the Escrow Agent, and also has agreed to indemnify the Subscription Agent and the Escrow Agent from certain liabilities in connection with the Offering.

     This Offering is not effective within, or available to the residents of any jurisdiction in which the offer or solicitation of an offer to buy the Shares would violate the securities laws of such jurisdiction. Subscriptions from residents of any such jurisdiction will not be accepted.


     The directors and officers of the Company have advised the Company that they intend to purchase an aggregate of approximately 50,000 Shares for an aggregate purchase price of $250,000, pursuant to the Rights Offering and the Community Offering.


                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws and by the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     The Company's authorized capital stock consists of 6,700,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of Serial Preferred Stock, par value $1.00 per share. As of March 31, 1996, 600,361 shares of Common Stock were issued and outstanding, held by approximately 1,575 stockholders of record, and as of March 31, 1996, there were outstanding options to purchase 308 shares of Common Stock, which the Company and the holder thereof terminated as of May 30, 1996. On May 2, 1996, the Company's Board of Directors adopted the Stock Option and Equity Incentive Plan, which was approved by stockholders on June 11, 1996, pursuant to which 130,000 shares of Common Stock have been reserved for issuance pursuant to the exercise of stock options to be granted, or in connection with stock bonus awards to be made in accordance with the terms of such plan. As of the date of this Prospectus, the Company has awarded 7,500 shares of restricted stock and granted options exercisable for 46,500 shares of Common Stock under the Stock Option and Equity Incentive Plan, subject to the consummation of the Offering.



COMMON STOCK


     Each holder of Common Stock is entitled to one vote per share with respect to all matters that are to be voted on by stockholders generally, including the election of directors. One-third of the shares entitled to vote, present in person or by proxy, constitutes a quorum at a meeting of stockholders, and if a quorum exists, action on a matter is taken if the votes cast favoring the action exceed the votes cast opposing the action, except with respect to (i) certain actions that, under Delaware law, must be approved by the affirmative vote of a majority or more of outstanding shares entitled to vote (including, but not limited to, amendment of the Company's Restated Certificate of Incorporation, merger and disposition of substantially all property and assets) and
(ii) certain amendments to the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws as set forth therein and described below under "-- Certain Charter and Statutory Provisions." Holders of Common Stock are entitled to receive such cash dividends on an equal per share basis as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. The Company has not paid dividends since 1990, and the Company is subject to certain restrictions on its ability to pay dividends in the future, including those arising under the Recapitalization Loan Agreement. See "The Recapitalization" and "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters" and Note J of "Item 8. Financial Statements and Supplementary Data" of the Company's 1995 Form 10-K attached to this Prospectus as Appendix A. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and all liquidation preferences, if any, granted to holders of Serial Preferred Stock. No holder of Common Stock has any preemptive right to subscribe for any of the Company's securities, nor does any holder of Common Stock have conversion rights. The rights, privileges, preferences and priorities of holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Serial Preferred Stock that the Company may designate and issue in the future.


SERIAL PREFERRED STOCK

     The Company's Restated Certificate of Incorporation authorizes the Board of Directors, from time to time and without further stockholder action, to provide for the issuance of up to 1,000,000 shares of Serial Preferred Stock, in one or more series, and to fix the relative rights and preferences of the shares, including, without limitation, voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not provided for the issuance of any series of Serial Preferred Stock, and there are no agreements or understandings for the issuance of any Serial Preferred Stock. Because of its broad discretion with respect to the creation and issuance of Serial Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock and, by issuing shares of Serial Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

CERTAIN CHARTER AND STATUTORY PROVISIONS


     CLASSIFIED BOARD; AMENDMENT OF CHARTER AND BYLAWS. The Company's Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes of directors, serving staggered three-year terms. The Company's Amended and Restated Bylaws permit stockholders to make nominations for directors but only if such nominations are made pursuant to timely notice in writing to the Company. To be timely, notice of stockholder nominations for directors must be delivered in writing to the Secretary of the Company not less than 30 days nor more than 90 days prior to the meeting of stockholders at which such directors are to be elected, together with certain additional information as specified in the Amended and Restated Bylaws. The Restated Certificate of Incorporation further provides that the approval of at least two-thirds of the entire Board of Directors at a duly constituted meeting called for such purpose and the approval of the holders of at least two-thirds of the shares entitled to vote thereon at a duly called annual or special meeting of stockholders are necessary for the amendment of certain sections of the Restated Certificate of Incorporation relating to election and classification of the Board of Directors; limitation of certain liabilities of directors; adoption, alteration, amendment or repeal of the Amended and Restated Bylaws; limitation on calling of special meetings of stockholders; approval of acquisitions of control and offers to acquire control; criteria for evaluation of certain offers by the Board of Directors; anti-greenmail; and stockholders' action by unanimous written consent. In addition, the approval of the holders of at least 80% of the shares entitled to vote thereon at a duly called annual or special meeting of stockholders is necessary for the amendment of certain sections of the Restated Certificate of Incorporation relating to the vote requirements for approval of certain business combinations and to the vote requirements for amendment of the Restated Certificate of Incorporation. The Amended and Restated Bylaws provide that the approval of at least two-thirds of the entire Board of Directors at a duly constituted meeting called for such purpose or the approval of the holders of at least two-thirds of the shares entitled to vote thereon at a duly constituted meeting of stockholders called for such purpose are necessary for the amendment of the Amended and Restated Bylaws. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.


     BUSINESS COMBINATION PROVISIONS. The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to the date the stockholder became an interested stockholder the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless one of two exceptions to the prohibitions are satisfied: (i) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans) or (ii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

     In addition, the Restated Certificate of Incorporation provides that a "business combination" with an "interested shareholder" must be approved by the affirmative vote of at least 80% of the outstanding voting stock unless either
(a) the business combination is approved by a majority of the "continuing directors" or (b) certain price and procedure requirements are satisfied.
Except for business combinations requiring such higher stockholder vote, any merger or consolidation involving the Company must, as a condition to its effectiveness, be approved by the affirmative vote of at least two-thirds of the issued and outstanding shares of each class of capital stock of the Company. A "business combination" includes a merger, asset sale or acquisition, reclassification of securities, recapitalization or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who (other than the Company or any subsidiary of the Company), (i) together with affiliates and associates, directly or indirectly beneficially owns 10% or more of the Company's outstanding voting stock, or
(ii) is an affiliate of the Company and, together with affiliates and associates, within two years prior directly or indirectly beneficially owned 10% or more of the Company's outstanding voting stock. A "continuing director" is a member of the Board of Directors of the Company who is unaffiliated with the interested shareholder and was a member of the Board of Directors prior to the time that the interested shareholder (including any affiliate or associate thereof) became an interested shareholder, and any successor of a continuing director who is unaffiliated with the interested shareholder and is recommended to succeed a continuing director by a majority of continuing directors then on the Board of Directors.

     The Restated Certificate of Incorporation requires the Board of Directors, when evaluating a tender offer, merger or acquisition proposal, in connection with the exercise of its judgment in determining the best interests of the Company and its stockholders, to take into account all relevant factors, including, without limitation, the economic effects of acceptance of such offer on (i) depositors, borrowers and employees of the insured bank or institution subsidiary or subsidiaries of the Company, and on the communities in which such subsidiary or subsidiaries operate or are located, and (ii) the ability of such subsidiary or subsidiaries to fulfill the objectives of an insured institution under applicable federal and state statutes and regulations.


     APPROVAL FOR CERTAIN STOCK ACQUISITIONS AND OFFERS TO ACQUIRE STOCK AND ACQUISITIONS OF CONTROL AND OFFERS TO ACQUIRE CONTROL PROVISIONS. The Company has substantial net operating loss carryforwards for federal tax purposes. In order to reduce the likelihood that there will be a reduction in the amount of such carryforwards by reason of an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, the Company amended its Restated Certificate of Incorporation. The amendment provides that unless otherwise approved by the Company's Board of Directors, no person shall become or make an offer to become the beneficial owner of five percent or more of the Company's voting stock (a "prohibited 5% owner") for three years from the Effective Date. A person who is the beneficial owner of five percent or more of the Company's outstanding voting stock on the Effective Date (an "existing 5% owner") will not be deemed in violation of the provision; provided, however, that if after the Effective Date, any existing 5% owner shall become or make an offer to become the beneficial owner of any additional shares of the Company's voting stock, then such person will be deemed to be a prohibited 5% owner if, following the acquisition of such additional shares, such existing 5% owner is or will be the beneficial owner of five percent or more of the Company's voting stock. Such amendment further provides that no person will become a prohibited 5% owner as a result of an acquisition of shares of voting stock by the Company which, by reducing the number of shares of the Company's voting stock outstanding, increases the proportionate number of shares of voting stock beneficially owned by such person to five percent or more of the shares of the Company's voting stock then outstanding; provided, however, that if a person becomes a beneficial owner of five percent or more of the Company's voting stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the beneficial owner of any additional shares of the Company's voting stock, then such person will be deemed to be a prohibited 5% owner if such person is then the beneficial owner of five percent or more of the voting stock then outstanding.

     In the event that any person becomes a prohibited 5% owner in violation of the amendment, such number of the shares of voting stock of which such person is the beneficial owner, in excess of the number of shares of voting stock of which such person might be the beneficial owner without becoming a prohibited 5% owner, will be considered from and after the date such person becomes a prohibited 5% owner to be "excess shares" for purposes of the amendment. Such excess shares will thereafter no longer (i) be entitled to vote on any matter,
(ii) be entitled to take other stockholder action, (iii) be entitled to be counted in determining the total number of outstanding shares for purposes of any matter involving stockholder action, or (iv) be transferable, except with the approval of the Company's Board of Directors or by an independent trustee appointed by the Company's Board of Directors for the purpose of having such excess shares sold on the open market or otherwise. The proceeds from the sale by the trustee of such excess shares shall be paid (i) first, to the trustee in an amount equal to the trustee's reasonable fees and expenses, (ii) second, to the beneficial owner of such excess shares in an amount up to such owner's federal income tax basis in such excess shares, and (iii) third, to the Company as to any remaining balance.

     Finally, the amendment provides that if the Company's Board of Directors determines in good faith that a person who would otherwise be a prohibited 5% owner has inadvertently become a prohibited 5% owner and such person ceases to be the beneficial owner and disposes of a sufficient number of shares of the Company's voting stock within the time fixed by the Company's Board of Directors incident to the foregoing determination, so that such person would no longer be a prohibited 5% owner, pending and upon such disposition of shares of voting stock, such person will not be deemed a prohibited 5% owner for purposes of the amendment unless and until such person subsequently becomes a prohibited 5% owner.


     In connection with the approval of the amendment, the Board of Directors of the Company approved the acquisition of Shares in the Offering by stockholders of the Company holding five percent or more of the Company's voting stock on the Effective Date up to such number of Shares as would cause such stockholder to maintain his or her pre-Offering percentage ownership interest in the Company following the Offering.


     The Restated Certificate of Incorporation of the Company provides that if the Common Stock is then traded on a national securities exchange or quoted on the NASD Automated Quotation System, no person shall make any offer to acquire "control" of the Company unless such person has received the prior approval to make such offer either (a) by obtaining approval of the Board of Directors of the Company or (b) by obtaining all required federal and state regulatory approvals and furnishing the Board of Directors of the Company a complete copy of all notices and other documents filed by such person pursuant to applicable federal and state law and regulations. "Control" means the sole or shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 10% or more of the voting stock of the Company.

     The Restated Certificate of Incorporation also provides that no person shall acquire control of the Company at any time unless such acquisition of control has been approved (a) either (i) by the affirmative vote of at least two-thirds of the outstanding voting stock at a duly constituted meeting of stockholders called for such purpose or (ii) by at least two-thirds of the entire Board of Directors at a duly constituted meeting called for such purpose and (b) by all regulatory authorities required under applicable federal and state statutes and in the manner provided by all applicable regulations adopted thereunder.

     ANTI-GREENMAIL PROVISIONS. The Restated Certificate of Incorporation prohibits the Company from purchasing any shares of the Company's voting stock from any person that beneficially owns, directly or indirectly, five percent or more of the Company's voting stock at a price exceeding the average closing price or the mean of the bid and ask prices of a share of voting stock for the 20 trading days immediately preceding the date of execution of a definitive agreement to purchase the voting stock, unless a majority of the Company's disinterested stockholders approve the transaction. This restriction on purchases by the Company does not apply to any offer to purchase shares of a class of the Company's voting stock which is made on the same terms and conditions to all holders of that class of voting stock or to any purchase of stock owned by such a five-percent stockholder occurring more than two years after such stockholder's last acquisition of the Company's stock.

LISTING


     The Company has applied to have the Common Stock approved for quotation on The Nasdaq SmallCap Market under the trading symbol "FCME".


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey.



                              AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates.


     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. Copies of any contract or document referred to in the Prospectus and filed as part of the Registration Statement with the Commission may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's 1995 Form 10-K attached as Appendix A to this Prospectus and the Company's March 1996 Form 10-Q attached to this Prospectus as Appendix B, are incorporated by reference in this Prospectus.

     All other documents subsequently filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since the year ended December 31, 1995 and prior to the termination of the

Offering of the Shares of Common Stock offered hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in the documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS THERETO, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE DOCUMENTS THAT THIS PROSPECTUS INCORPORATES). REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE ATTENTION OF DENNIS D. BYRD, FIRST COASTAL CORPORATION, 36 THOMAS DRIVE, WESTBROOK, MAINE 04092; TELEPHONE (207) 774-5000.


                                  LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Morris, James, Hitchens & Williams, special Delaware counsel to the Company.


                                     EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1995 and 1994, and the consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1995 and financial statement schedule included herein and elsewhere in the Registration Statement have been audited by Coopers & Lybrand, L.L.P., independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                                                    Appendix A


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                   AMENDMENT NO. 3 TO FORM 10-K ON FORM 10-K/A

       (MARK ONE)
            (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1995
                                       OR
          (   )TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from _____________  to __________

                         Commission file number  0-14087

                            FIRST COASTAL CORPORATION
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          DELAWARE                                        06-1177661
     (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                    Identification No.)

     36 THOMAS DRIVE, WESTBROOK, MAINE                              04092
     (Address of principal executive offices)                    (Zip Code)

       Registrant's telephone number, including area code: (207) 774-5000

   Securities registered pursuant to Section 12(b) of the Act:  NOT APPLICABLE

Securities registered pursuant to Section 12(g) of the Act:  COMMON STOCK, $1.00
                                                             PAR VALUE PER SHARE
                                                              (Title of class)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X    No
                                               ---      ---

        Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any
amendment to this Form 10-K.  [   ]

        On and effective as of September 11, 1991, First Coastal Corporation was advised by the National Association of Securities Dealers that its Common Stock had been removed from the NASDAQ National Market System due to an insufficient number of active market makers in the stock. The Common Stock is traded in the over-the-counter market in the "pink sheets," although such trades are limited and sporadic and there is no established public trading market for the Common Stock. The aggregate market value of the Common Stock held by non-affiliates based on the book value per share of Common Stock of $6.66 at December 31, 1995 was $3,989,779.


        As of the close of business on March 29, 1996, 600,361 shares of the registrant's Common Stock, par value $1.00 per share, were outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None

                                     PART I

ITEM 1. BUSINESS.

GENERAL

FIRST COASTAL CORPORATION

First Coastal Corporation, a Delaware corporation ("First Coastal" or the "Company") is a bank holding company whose sole operating subsidiary is Coastal Savings Bank ("Coastal" or the "Bank"). The Company was organized in January 1987 for the purpose of becoming the parent holding company of Suffield Bank following Suffield Bank's conversion from mutual to stock form. The Company acquired Coastal Bancorp, a Maine corporation ("Bancorp"), which was the bank holding company of Coastal, a Maine-chartered, stock savings bank, on April 1, 1987. On September 6, 1991, Suffield Bank was placed in receivership by the Connecticut Department of Banking, leaving the Bank as the Company's sole operating subsidiary. On July 26, 1994, Bancorp was dissolved with the effect that the Bank became a direct wholly-owned subsidiary of the Company. See "Certain Regulatory Matters -- Receivership of Suffield Bank" and "-- Settlement of Cross Guaranty Claim."

COASTAL SAVINGS BANK

The Bank was formed in 1981 as a Maine-chartered savings bank through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively. On July 11, 1984, the Bank completed its conversion from mutual form to a Maine stock savings bank.

The Bank had total assets of approximately $145 million at December 31, 1995. The region served by the Bank includes the communities of Brunswick, Freeport, Kennebunk, Kezar Falls, Saco, Topsham and Westbrook. The Bank operated eight banking offices as of December 31, 1995.

The principal business of the Bank consists of attracting deposits from the general public and originating residential real estate, construction, consumer, commercial and commercial real estate loans and investment securities. Deposits at the Bank are federally insured by the Bank Insurance Fund ("BIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC").

The principal executive offices of the Company and the Bank are located at 36 Thomas Drive, Westbrook, Maine 04092; telephone (207)774-5000.

CERTAIN REGULATORY MATTERS

RECEIVERSHIP OF SUFFIELD BANK

On September 6, 1991, the Company announced that Suffield Bank was placed into receivership by the Connecticut Banking Department and the FDIC was appointed as the receiver. Financial data reported for 1991 gives effect to the closure of Suffield Bank as if it had occurred at the beginning of 1991. Since the receivership of Suffield Bank, management's efforts have been primarily focused on resolving the cross guaranty claim as described below and improving operations of the Company's subsidiary, Coastal.

SETTLEMENT OF CROSS GUARANTY CLAIM

On January 31, 1995, the Company and the Bank consummated a settlement with the FDIC in accordance with the terms and conditions of the Amended and Restated Settlement Agreement, dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"), pursuant to which the FDIC waived and released its cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "Note" or the "FDIC Note"), secured by the Company's pledge of the outstanding stock of the Bank. In 1994 the Company incurred an extraordinary charge to earnings resulting from the issuance of the Note. Principal and interest under the FDIC Note are deferred until its maturity date, which is January 31, 1997, subject to extension under certain circumstances.

The Company announced on January 31, 1996 that it intends to pursue a recapitalization of the Company as the means to facilitate the satisfaction of the FDIC Note. As part of the recapitalization, the Company expects to raise approximately $3.0 to $4.0 million through an offering of its common stock, including a rights offering to the Company's existing stockholders. The offering will be made only by means of a prospectus. In addition to the proceeds from the common stock offering, the Company also expects to use funds derived from dividends from the Bank and the proceeds from a loan to satisfy its obligation under the FDIC Note. The recapitalization and related transactions are subject to a number of conditions, including the receipt of appropriate regulatory approvals, and there can be no assurance that such recapitalization and related transactions will be consummated or that the Company will be successful in repaying the FDIC Note. The Company anticipates that the recapitalization would be completed in the third quarter of 1996.

MEMORANDUM OF UNDERSTANDING

Effective as of January 23, 1992, Coastal consented to an Order to Cease and Desist (the "Order to Cease and Desist" or the "Order") issued by the FDIC and concurred with by the Maine Bureau of Banking (the "Maine Bureau of Banking"). The Order required Coastal to cease and desist from engaging in certain activities and practices detrimental to the Bank and also required, among other things, the maintenance by the Bank of specified capital ratios. Effective December 8, 1994, the Order was terminated.

The Order was replaced with a Memorandum of Understanding ("Memorandum") among the Bank, the FDIC and the Maine Bureau of Banking effective as of November 22, 1994. The Memorandum provides, among other things, that (i) the Bank continue to maintain its allowance for loan and lease losses in accordance with applicable regulatory requirements, (ii) the Board of Directors of the Bank continue to review the adequacy of the Bank's loan and lease loss reserves and provide for adequate reserves, (iii) the Bank continue to have a Tier 1 capital to total assets ratio at or in excess of 6.0%, (iv) the Bank continue to comply with the FDIC's Statement of Policy on Risk-Based Capital, (v) the Bank provide monthly progress reports regarding substandard or doubtful assets, (vi) the Bank agree not to extend or renew credit to, or for the benefit of, any borrower who or which has a loan or other extension of credit with the Bank that has been charged-off or classified in whole or in part, loss, doubtful or substandard and is uncollected unless certain conditions are met, (vii) the Bank not declare or pay any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking, and (viii) the Bank continue to furnish written progress reports detailing the form and manner of any action taken to seek to secure compliance with the Memorandum. In addition, the Board of Directors is required to develop a written plan of action to reduce the Bank's risk position with respect to each borrower who had outstanding principal debt owing to the bank in excess of $500,000 and for the formulation of a strategic plan and policies covering investments, funds management and various lending policies. At December 31, 1995, the Bank had a Tier 1 capital to total assets ratio of 9.19%.

In March 1988, the Company entered into a Memorandum of Understanding with the Federal Reserve Bank of Boston which provided, among other things, for the formulation of plans and policies covering capital adequacy, funds management, the Company's management information system and the adoption of a written dividend policy consistent with the policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve") regarding the payment of cash dividends by bank holding companies. Management addressed these matters by developing plans and policies which were submitted to the Federal Reserve in 1988, and updated such plans and policies in 1992 and 1995. Effective March 13, 1995, the Federal Reserve Bank of Boston terminated the Memorandum of Understanding.

REGULATORY CAPITAL REQUIREMENTS

Under applicable federal regulations, the Company and Coastal are each required to maintain minimum levels of regulatory capital. The Federal Reserve has adopted a leverage-based capital requirement for bank holding companies with a composite rating of 1 under the bank holding company rating system of a minimum level of tier 1 capital to total assets of 3.0%. All other bank holding companies or bank subsidiaries of bank holding companies are required to maintain a minimum ratio of tier 1 capital to total assets of 4.0% to 5.0%. Under the Federal Reserve's risk-based capital guidelines, bank holding companies or banks also are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%. The guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995 and December 31, 1995, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or

(ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. The FDIC Note is not considered to be "debt held by the general public" for purposes of such capital guidelines. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, qualifying total capital to risk-weighted assets of 9.19%, 14.32%, and 15.59%, respectively, at December 31, 1995 were in compliance with such guidelines.

The FDIC has also adopted minimum capital requirements as regulations for state non-member banks such as the Bank. Under the minimum leverage capital requirement, insured state non-member banks must maintain a Tier 1 capital to total assets ratio of at least 3% to 5% depending on the CAMEL rating of the bank. The Memorandum requires that the Bank continue to maintain a Tier 1 capital to total assets ratio at or in excess of 6.0%. At December 31, 1995, the Bank had a Tier 1 capital to total assets ratio of 9.19%.

In addition, under such regulations insured non-member banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, including a minimum ratio of Tier 1 capital to risk-weighted assets of 4.0%. At December 31, 1995, the Bank had a ratio of Tier 1 capital to risk-weighted assets of 14.32% and a ratio of qualifying total capital to risk-weighted assets of 15.59%.

LENDING ACTIVITIES

LOAN PORTFOLIO COMPOSITION

The following table sets forth the composition of the Company's loan portfolio at the dates indicated:


                                              December 31,
                            ----------------------------------------------------
(IN THOUSANDS)                  1995       1994       1993       1992       1991
- --------------------------------------------------------------------------------

Real estate mortgage:
  Residential               $ 30,966   $ 33,158   $ 39,771   $ 51,898   $ 71,216
  Commercial                  50,797     57,997     61,953     65,567     75,073
Real estate construction           -          -        429        669      1,542
Commercial and industrial      2,524      2,510      3,013      3,703      6,650
Consumer and other loans      16,263     15,991     18,305     22,208     26,787
                            --------   --------   --------   --------   --------
Total loans                 $100,550   $109,656   $123,471   $144,045   $181,268
                            --------   --------   --------   --------   --------
                            --------   --------   --------   --------   --------

Ratios of loans to:
  Deposits                       80%        84%        88%        92%       106%
  Assets                         69%        71%        72%        76%        85%


The Bank's loan growth has been limited as a result of several factors. Beginning in the late 1980's adverse real estate market conditions and a rising interest rate environment in New England limited demand for new loans in the Bank's market area. The Bank began to experience significant asset quality problems and significant operating losses, resulting in a curtailment in loan volume as these problems began to be addressed. The Bank's ability to grow was further limited due to capital restraints imposed by the FDIC and the Maine Bureau of Banking under the Order to Cease and Desist. One requirement of the Order was that the Bank improve its Tier 1 capital to total assets ratio from the December 31, 1991 level of 4.42% to 6.0% by December 31, 1993. This requirement caused management to effect a strategy of selective balance sheet shrinkage, including a reduction in loan originations. Payoffs of loans also reduced loan balances as interest rates began to decline. Though the 6.0% Tier 1 capital to total assets level was achieved (6.24% at December 31, 1993), management's continued focus on improving overall asset quality, in conjunction with the pre-settlement uncertainties arising from the FDIC cross guaranty claim, and the post-settlement efforts to develop a plan for repaying the FDIC Note, resulted in new loan volume receiving less emphasis until mid-1995.

While the Bank's asset growth has been hampered in recent years as discussed above, the Company's pending recapitalization is expected to allow the Bank to focus on increasing its loan origination activities and pursuing a strategy of managed growth, with a particular focus on residential mortgage, commercial and industrial, and consumer loans.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loans," which is incorporated herein by reference.

The following table sets forth the maturities of the loan portfolio by loan type as of December 31, 1995:


                                               After One
                                     Within   But Within        After
(IN THOUSANDS)                     One Year   Five Years   Five Years      Total
- --------------------------------------------------------------------------------

Real estate mortgage:
     Residential                    $   205      $ 1,071      $29,690   $ 30,966
     Commercial                       9,795       21,619       19,383     50,797
Real estate construction                  -            -            -          -
Commercial and industrial               753        1,223          548      2,524
Consumer and other                      418        1,500       14,345     16,263
                                    -------      -------      -------   --------
Total loans                         $11,171      $25,413      $63,966   $100,550
                                    -------      -------      -------   --------
                                    -------      -------      -------   --------

Loans maturing after
  one year with:
Fixed interest rate                               $5,462      $15,975   $ 21,437
Variable/adjustable interest rate                 19,951       47,991     67,942
                                    -------      -------      -------   --------
                                                 $25,413      $63,966   $ 89,379
                                    -------      -------      -------   --------
                                    -------      -------      -------   --------


LOAN ORIGINATIONS

Mortgage loans originated by the Bank are primarily secured by property located within its existing market area in Maine. The bank is an active residential mortgage lender. A significant percentage of loans originated are 1-4 family residential real estate loans, a large portion of which are sold in the secondary market on a servicing-retained basis. Most of the Bank's residential loans are originated using the Federal National Mortgage Association ("FNMA") underwriting guidelines.

In April 1995, the Bank hired a new senior officer responsible for branch administration and retail lending and commenced a focused effort to originate residential and consumer loans through its branch offices, several of which have since been re-staffed to support such efforts. While the Bank's newly focused origination strategy is still in its early stages, the Bank's residential and consumer loan originations have increased since mid-1995, as set forth below. While the Bank intends to continue its focus on residential and consumer lending in 1996, the level of such lending will depend upon a number of factors, including the level of interest rates and general economic conditions.


                                            For the Quarter Ended
                              --------------------------------------------------
(IN THOUSANDS)                  December 31,  September 30,  June 30,  March 31,
- --------------------------------------------------------------------------------
1995 originations (1) :
  Residential real estate            $1,658       $1,563         $776     $  171
  Consumer                              930          583          625        250
                                     ------       ------       ------     ------
     Total                           $2,588       $2,146       $1,401     $  421
                                     ------       ------       ------     ------
                                     ------       ------       ------     ------

1994 originations (1):
  Residential real estate             $ 561        $ 439       $1,412     $2,309
  Consumer                              356          404          837        219
                                     ------       ------       ------     ------
     Total                           $  917       $  843       $2,249     $2,528
                                     ------       ------       ------     ------
                                     ------       ------       ------     ------


(1) Includes refinancing of existing portfolio and off balance sheet serviced loans.

The continued improvement in overall asset quality has also allowed the Bank to begin focusing more resources towards the generation of new commercial loans. The Bank expects to complete certain staffing changes early in 1996 that are intended to facilitate the Bank's goal of growth in commercial loan generation in 1996 and thereafter.

The commercial real estate mortgage portfolio of approximately $50.8 million at December 31, 1995, as compared to $58.0 million at December 31, 1994, includes loans secured by apartment buildings, mixed use commercial buildings, office buildings and other income-producing properties. Substantially all of these loans are secured by mortgages on properties located in Maine. The maturities are set forth in the above table.

At December 31, 1995 and 1994, commercial and industrial loans totaled $2.5 million. The Bank makes commercial and industrial loans secured by equipment and other corporate or personal assets, including accounts receivable, inventory, marketable securities and real estate. The terms and maturities of commercial loans are negotiated with the borrower, but generally the loans mature in seven years or less and bear interest at a fixed or adjustable rate.

Consumer loans originated by the Bank primarily include automobile, mobile home and boat loans, home improvement loans, loans secured by deposits, lines of credit secured by residential real estate and credit card agreements, subject to applicable provisions of Maine law and regulations, and student loans under the Maine Guaranteed Student Loan Program. The interest on student loans is partially subsidized, and a minimum of 98% of each loan is guaranteed by the federal government. As of December 31, 1995, the Bank had approximately $16.3 million in consumer loans, compared to $16.0 million as of December 31, 1994. All consumer loans originated are reviewed for creditworthiness, adequacy of collateral and the borrowers' ability to repay.

For information on Allowance for Loan Losses and Nonperforming Assets, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated herein by reference.

SECONDARY MARKET ACTIVITY

The Bank is active in secondary market transactions primarily through the sale of long-term, fixed-rate residential mortgage loans that it originates. The sale of these loans is intended to improve the interest rate sensitivity of the Bank's assets (consistent with the Bank's asset/liability policy), generate future fee income and provide additional funds for lending and liquidity. The Bank seeks to originate longer term fixed-rate mortgages only when commitments to sell these mortgages can readily be obtained. Due to interest rate fluctuations, it may periodically be necessary for the Bank to fill such commitments by selling mortgages having a higher or lower interest rate than the rate specified in the commitment. Such sales will be made at a premium or discount depending on the interest rate variation and will result in realized gains or losses to the Bank on the transaction.

The Bank is an approved seller and servicer by and for FNMA and the Maine State Housing Authority ("MSHA"). At December 31, 1995 and December 31, 1994, the Bank was servicing loans for others of $53.7 million and $57.0 million, respectively.

INVESTMENT ACTIVITIES

The Bank's investment portfolio is managed in accordance with a written investment policy adopted by the Board of Directors and reviewed on an annual basis. Under this policy, and in accordance with applicable provisions of the Bank Holding Company Act of 1956, as amended ("BHCA"), without the prior approval of the Federal Reserve Bank of Boston and the Board of Directors, the Company is prohibited from purchasing shares of any company if such purchase would cause the Company's existing ownership to equal or exceed 5% of such company's outstanding shares. The Company's investment policy provides that all investment purchases of equity securities initiated by the Bank must receive the advance approval of the Board's Investment Committee. The Company's investment portfolio is comprised primarily of U.S. government and agency obligations and miscellaneous other securities. For a summary of investments, see Item 8, "Financial Statements and Supplementary Data -- Notes B and D," which are incorporated herein by reference.

Effective January 1, 1994, with the implementation of Financial Accounting Standards Board ("FASB") Statement No. 115, investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Investment securities held to maturity are stated at cost adjusted for amortization of bond premiums and accretion of bond discounts. There was no effect to the Company's Financial Statements on January 1, 1994 as a result of implementing FASB Statement No. 115. During 1995, net unrealized gains (losses) on available for sale securities increased by $323,000 as compared to December 31, 1994. The net unrealized gains (losses) on these securities was $38,000 at December 31, 1995.

Since the adoption of FASB Statement No. 115, the Company's Investment Policy states that all securities purchased with an original maturity of over one year, other than mortgage backed securities originated by the Bank with current loan production, will be classified as available for sale. Securities purchased with an original maturity of one year or less, or callable U.S. government agency notes, will be considered held-to-maturity. Mortgage backed securities originated by the Bank with current loan production will be classified as trading securities.

SOURCES OF FUNDS

GENERAL

Deposits and advances from the Federal Home Loan Bank ("FHLB") of Boston are the principal sources of Coastal's funds for use in lending and for other general business purposes. Coastal's deposits are primarily derived from the areas where its banking offices are located. Coastal does not actively solicit deposits outside the State of Maine or use brokers to obtain deposits.

In addition to deposit accounts and advances, Coastal derives funds from loan repayments, sales of loans and returns on investments. Unscheduled loan repayments and scheduled amortization have been a substantial source of funds, while deposit inflows and outflows are significantly influenced by general interest rates, money market and general economic conditions. Subject to the limitations described under "Borrowings", FHLB advances may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. The Bank has also been authorized for access to the discount window of the Federal Reserve Bank in its District; however, to date this borrowing source has not been used. See "Regulation -- Federal Reserve System" concerning limitations on a Federal Reserve Bank's ability to lend to undercapitalized institutions.

DEPOSITS

The Bank has a wide variety of deposit programs designed to attract both short-term and long-term deposits from the general public, primarily from consumers and businesses. These programs include interest bearing and non-interest bearing checking accounts, savings accounts, certificates of deposit, jumbo certificates of deposit and individual retirement accounts. Deposits at the Bank are federally insured by the BIF, which is administered by the FDIC.

The Bank's deposit growth has been limited in large part by the same factors discussed under "Lending Activities" above, including the Bank's prior strategy of selectively shrinking the balance sheet. The following table sets forth the Company's deposit balances at the dates indicated:


                                                     December 31,
                                ------------------------------------------------
(IN THOUSANDS)                      1995      1994      1993      1992      1991
- --------------------------------------------------------------------------------

Noninterest bearing
   demand deposits              $  5,128  $  5,425  $  5,871  $  7,217  $  7,900
Interest bearing
   demand deposits                15,741    17,300    18,470    18,813    16,472
Savings and escrow deposits       42,020    48,205    53,655    55,581    52,994
Time deposits                     62,776    59,107    62,591    74,707    93,017
                                --------  --------  --------  --------  --------
   Total                        $125,665  $130,037  $140,587  $156,318  $170,383
                                --------  --------  --------  --------  --------
                                --------  --------  --------  --------  --------


Beginning in early 1995, while the Company evaluated various alternatives for repaying the FDIC Note, management implemented a strategy designed to stabilize deposit levels. As a result, total deposits were relatively unchanged at December 31, 1995 equaling $125.7 million, as compared to the January 31, 1995 level of $126.7 million.

On February 22, 1996, the Bank entered into an agreement to sell its Kezar Falls branch to Maine Bank & Trust Company. Included in the sale are all of the branch's deposits (totaling approximately $9.9 million at December 31, 1995), the real estate and certain of the furniture, fixtures and equipment of the branch. The agreement between the Bank and Maine Bank & Trust Company is expected to be consummated during the second quarter of 1996, subject to the receipt of appropriate regulatory approvals.

The mix of the Bank's deposits has varied from year to year, with higher cost time deposits increasing in 1995 as a percentage of the Bank's total deposits. This trend is largely reflective of an industry-wide trend, reflecting the continuing impact of deregulation on the banking industry, as well as increased competition for funds from nonbank competitors, including money market and stock mutual funds.

At December 31, 1995, 1994 and 1993, Coastal's deposits consisted of the following:



                                                December 31,
                         -------------------------------------------------------
                                1995               1994               1993
                         -------------------------------------------------------
                          Average  Average   Average  Average   Average  Average
(DOLLARS IN THOUSANDS)     Amount     Rate    Amount     Rate    Amount     Rate
- --------------------------------------------------------------------------------

Noninterest bearing
   demand deposits       $  4,973        -  $  5,798        -  $  6,132        -
Interest bearing
   demand deposits         15,958    2.24%    17,749    2.27%    18,249    2.42%
Savings deposits           44,201    2.91     51,162    2.74     54,706    2.91
Time deposits              61,344    5.43     60,930    4.60     68,288    4.96
                         --------           --------           --------
   Total                 $126,476           $135,639           $147,375
                         --------           --------           --------
                         --------           --------           --------



At December 31, 1995, jumbo certificates of deposit maturities and weighted average interest rates were as follows:


                                       Balance          Weighted Average
Maturities (IN MONTHS)          (In thousands)             Interest Rate
- --------------------------------------------------------------------------

3 months or less                        $  438                      5.50%
over 3 - 6                                 101                      5.25
over 6 - 12                                432                      5.89
over 12                                    738                      6.40
                                        ------
   Total                                $1,709                      5.66%
                                        ------
                                        ------


As of December 31, 1995, Coastal had no brokered deposits as these deposits all matured in 1993.

BORROWINGS

The Bank has used FHLB advances in the past to expand its lending and investment activities and to enhance the Bank's mix of rate-sensitive assets and liabilities, E.G., to extend maturities or to improve liquidity. The following table sets forth the amount of the Company's borrowed funds at the dates indicated:


                                                    December 31,
                                   -----------------------------------
(IN THOUSANDS)                              1995       1994       1993
- ----------------------------------------------------------------------

FHLB advances                            $ 6,000    $12,612    $18,108
FDIC Note (1)                              9,000      9,000          -
                                         -------    -------    -------
                                         $15,000    $21,612    $18,108
                                         -------    -------    -------
                                         -------    -------    -------


(1) The FDIC Note bears interest at a rate of 5% from January 31, 1995 to January 31, 1996 and 6.5% from February 1, 1996 to January 31, 1997, subject to certain exceptions. See Item 8, "Financial Statements and Supplementary Data -- Note A."

At December 31, 1995, the Bank had outstanding $6.0 million in borrowings with a weighted average interest rate of 5.77% from the FHLB of Boston, maturing as follows:


                               Amount Maturing
       Due Date                 (IN THOUSANDS)          Interest Rate
       --------------------------------------------------------------

       July 1997                        $2,000                   6.06%
       January 1998                      2,000                   5.92
       March 1998                        2,000                   5.32
                                        ------
                                        $6,000
                                        ------
                                        ------


The following table sets forth information regarding the weighted average interest expense at December 31 and the highest month end balances of the Bank's total borrowings:


(IN THOUSANDS)                               1995        1994        1993
- -------------------------------------------------------------------------

Weighted average interest expenses of
  total borrowings                          5.37%       7.28%       8.08%
Highest month end balance of
  total borrowings                        $10,412     $18,108     $24,684


Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the collateral maintenance level. The collateral maintenance level for a member bank is the aggregate amount of collateral that, based on certain percentages of book value, market value or unpaid principal, has a value equal to the aggregate amount of the member bank's outstanding advances. Depending on the ratio of tangible capital to assets as defined by the FHLB and certain other factors, each member bank is assigned by the FHLB to one of three collateral status groups:

        (i) Blanket Lien Status - tangible capital of 4.5% or more of assets;
        (ii) Listing/Segregation Status - tangible capital below 4.5% of assets; and
        (iii) Delivery (Possession) Status - tangible capital below 3.5% of assets.

Although its tangible capital is above 3.5% of assets, Coastal is in delivery status. Because of the potential contingent liability of affiliated institutions within a holding company structure, the FHLB closely reviews the financial condition of a member bank's parent company. If a member bank's parent holding company has a low tangible capital ratio or is experiencing substantial financial problems, the member bank may be assigned to listing or
delivery status.   In connection with the waiver and release of the FDIC cross guaranty claim, the Bank requested the removal of the foregoing restrictions imposed by the FHLB. On May 1, 1995, the Bank received a letter from the FHLB stating that it would lengthen the maturity restriction on new fixed term and fixed rate advances from six months to one year.

The Bank also has been approved by the Federal Reserve Bank of Boston to obtain liquidity from its discount window. No funds have been, or are anticipated to be, obtained from this source.

The Bank estimates that it has approximately $20 million ($7.2 million with the FHLB and $12.8 million with the Federal Reserve Bank of Boston) in additional short-term borrowing capacity as of December 31, 1995. This amount fluctuates based on qualified collateral.

For additional information on Borrowings, see Item 8, "Financial Statements and Supplementary Data -- Note I," incorporated herein by reference.


EMPLOYEES

As of December 31, 1995, the Company and its subsidiary had 65 full-time equivalent employees.

COMPETITION

The Bank is a full service savings bank with eight banking offices which are located in the communities of Brunswick, Freeport, Kennebunk, Kezar Falls, Saco, Topsham and Westbrook. Competition among financial institutions in the Bank's market area is intense and the Bank competes in obtaining funds and in making loans with other state and national banks, savings and loan associations, consumer financial companies, credit unions, money market mutual funds, and other financial institutions which have far greater financial resources than those available to the Bank. At June 30, 1995 a total of approximately 46% of deposits in Maine was held by three large financial institutions, two of which are wholly owned subsidiaries of superregional bank holding companies with assets in excess of $50.0 billion and one of which is a Maine-based savings bank with assets in excess of $2.0 billion. Competition among financial institutions is based upon interest rates and other credit and service charges, the quality of services rendered, the convenience of banking facilities and in the case of loans to larger commercial borrowers, relative lending limits.


REGULATION

FEDERAL BANK HOLDING COMPANY REGULATION

The Company is subject to regulation under the BHCA and is required to file with the Federal Reserve annual reports and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve may conduct examinations of the Company and its subsidiary.

Under the BHCA, Federal Reserve approval is required for any action which causes a bank or other company to become a bank holding company and for any action which causes a bank to become a subsidiary of a bank holding company. A bank holding company must obtain Federal Reserve approval before it acquires direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it will own or control directly or indirectly more than 5% of the voting stock of such bank unless it already owns a majority of the voting stock of such bank. Federal Reserve approval also must be obtained before a bank holding company acquires all or substantially all of the assets of a bank or merges or consolidates with another bank holding company. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorized the acquisition of banks in any state by bank holding companies, subject to compliance with federal and state antitrust laws, the Community Reinvestment Act (the "CRA") and specific deposit concentration limits. The IBBEA removes most state law barriers to interstate acquisitions of banks and ultimately will permit multi-state banking operations to merge into a single bank.

A bank holding company is prohibited, except in certain statutorily-prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or furnishing services to its subsidiaries. A bank holding company may, however, subject to the approval of the Federal Reserve, engage in, or acquire shares of companies engaged in, activities which are deemed by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Under the Change in Bank Control Act, persons who intend to acquire control of a bank holding company, acting directly or indirectly, or through or in concert with one or more persons, generally must give 60 days prior written notice to the Federal Reserve. "Control" exists when the acquiring party directly or indirectly has voting control of at least 25% of the bank holding company's voting securities or the power to direct the management or policies of such company. Under Federal Reserve regulations, a rebuttable presumption of control arises with respect to an acquisition where, after the transaction, the acquiring party has ownership, control or the power to vote at least 10% (but less than 25%) of any class of the company's voting securities if (i) the company has securities registered under Section 12 of the Securities Exchange Act of 1934 or (ii) immediately after the transaction no other person will own a greater proportion of that class of voting securities. The Federal Reserve may disapprove the proposed acquisition on certain specified grounds.

As a bank holding company, the Company is subject to capital adequacy guidelines of the Federal Reserve. The guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995 and December 31, 1995, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or
(ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. The FDIC Note is not considered to be "debt held by the general public" for purposes of such capital guidelines.

A bank holding company's ability to pay dividends and expand business through the acquisition of new banking subsidiaries can be restricted if its capital falls below levels established by these guidelines. In addition, any bank holding company whose capital falls below specified levels can be required to implement a plan to increase capital.

The Federal Reserve's capital adequacy guidelines provide for three types of capital: tier 1 capital (or core capital), tier 2 capital (or supplementary capital) and total capital. Tier 1 capital generally includes common stockholders' equity, qualifying noncumulative perpetual preferred stock and related surplus, qualifying cumulative perpetual preferred stock and related surplus (limited to a maximum of 25% of tier 1 elements) and minority interest in the equity accounts of consolidated subsidiaries. Goodwill and most types of intangible assets are required to be deducted from tier 1 capital. The only types of intangible assets that may be included in a bank holding company's capital are readily marketable purchased mortgage-servicing rights and purchased credit-card relationships, provided that the total amount of these assets included in capital may not exceed 50% of tier 1 capital elements. Purchased credit-card relationships are subject to a separate sublimit of 25% of tier 1 capital elements. The amount of purchased mortgage-servicing rights and purchased credit-card relationships that a bank holding company may include in capital, subject to the aggregate limitations described above, is limited to the lesser of (i) 90% of their fair market value or (ii) 100% of their book value. Tier 2 capital generally includes allowances for loan and lease losses (limited to 1.25% of risk-weighted assets), most perpetual preferred stock and any related surplus, certain hybrid capital instruments, perpetual debt and mandatory convertible securities and certain intermediate-term preferred stock and subordinated debt instruments (subject to a maximum of 50% of tier 1 capital excluding goodwill, but phased-out as the instrument matures). Total capital generally includes tier 1 capital, plus qualifying tier 2 capital, minus investments in unconsolidated subsidiaries, reciprocal holdings of bank holding company capital securities and other deductions as may be determined by the Federal Reserve.

Under current Federal Reserve capital adequacy guidelines, bank holding companies generally must maintain a ratio of tier 1 capital to qualifying total consolidated assets of 4.0% to 5.0%. The minimum ratio is 3.0% for the most highly rated bank holding companies or banks. The Federal Reserve's capital adequacy guidelines also require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, including a minimum ratio of tier 1 capital to risk-weighted assets of 4.0%. The maximum amount of tier 2 or supplementary capital elements that qualify as total capital is limited to 100% of tier 1 capital, net of goodwill. A bank holding company's risk-weighted assets are determined by multiplying the balance sheet amount by a specified risk-weight determined by the Federal Reserve in accordance with the relative risk level of the asset. Off-balance sheet items, such as standby letters of credit, are converted to an on-balance sheet credit equivalent amount by multiplying the face amount of the off-balance sheet item by a credit conversion factor determined by the Federal Reserve.

On a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to total risk-weighted assets, and total capital to risk-weighted assets of 9.19%, 14.32%, and 15.59%, respectively, at December 31, 1995 were in compliance with such guidelines.

The Federal Reserve has proposed to modify its risk-based capital adequacy guidelines to take into account interest-rate risk. The interest-rate risk proposal would attempt to estimate the effect that changes in market interest rates might have on the net economic value of an institution. An institution with interest-rate risk exposure in excess of an as yet to be determined threshold level would be required to allocate additional capital equal to the dollar amount of the estimated change in its net economic value that is in excess of that level. The FDIC has proposed similar changes to its risk-based capital guidelines that will apply to the Bank. The foregoing proposals may have the effect of requiring the Company and the Bank to maintain increased capital.

The Federal Reserve also is empowered to initiate cease and desist proceedings and other supervisory actions for any violation of the BHCA and the regulations, orders and notices issued by the Federal Reserve thereunder. Under Federal Reserve regulations, banks and bank holding companies which do not meet minimum capital requirements are considered undercapitalized. Undercapitalized bank holding companies are required to submit an acceptable plan for achieving capital adequacy and are subject to appropriate enforcement actions by the Federal Reserve.

In March 1988, the Company entered into a Memorandum of Understanding with the Federal Reserve Bank of Boston which provided, among other things, for the formulation of plans and policies concerning capital adequacy, funds management, the Company's management information system and the adoption of a written dividend policy consistent with Federal Reserve policies regarding the payment of cash dividends by bank holding companies. Management addressed these matters by developing plans and policies which were submitted to the Federal Reserve in 1988, and updated such plans and policies in 1992 and 1995. Effective March 13, 1995, the Federal Reserve Bank of Boston terminated the Memorandum of Understanding.

MAINE BANK HOLDING COMPANY REGULATION

Maine state law regulates bank holding companies. The state law is designed to conform with the registration, application and reporting requirements of the BHCA to the maximum extent feasible. As a holding company, the Company must register with the Maine Superintendent of Banking, and must notify the Maine Superintendent of Banking whenever any person or company directly or indirectly acquires control of 5% or more of the Company's stock or whenever there is a "material" change in the ownership of the Company. If 5% or more of the stock in the Company is acquired by a financial institution or by a financial institution holding company, the Superintendent must approve that acquisition. Similarly, other transactions require advance approval by the Superintendent including, among other things, the acquisition of control of the Company or the Bank, the acquisition by the Company or the Bank of 5% or more of the stock of another financial institution and the engagement of the Company, Bank or a subsidiary in an activity closely related to banking.

In February 1996, the Maine legislature amended Maine's Banking Code to permit interstate branching in accordance with the IBBEA. Among other things, the amendments prohibit the operation of deposit production offices, establish a limit on the amount of deposits that may be acquired through merger or acquisition and impose reporting requirements necessary to monitor compliance. The amendments also permit the establishment of DE NOVO branches in Maine on a reciprocal basis.

At the state level, the Maine Bureau of Banking regulates the Bank's internal organization and its permissible activities. Under Maine law, in addition to taking deposits and making loans, savings banks, like the Bank, are permitted to engage in real estate investments and investments in securities. The Bank must maintain capital in accordance with rules adopted by the Superintendent of Banking. By law, these capital rules may be no less stringent than the capital requirements imposed by federal banking regulators on federally chartered institutions. The stock held by the Company in the Bank is assessable. If the Bank's capital becomes impaired, the Superintendent may order the Board of Directors to restore the deficiency.

BANK REGULATION

As a BIF-insured savings bank, the Bank is subject to regulation, supervision and examination by the FDIC. The Bank also is subject to regulation, supervision and examination by the Maine Bureau of Banking.

The Maine Bureau of Banking administers the Maine statutes which regulate the Bank's internal organization as well as its deposit, lending and investment activities. The approval of the Maine Bureau of Banking is required for changes in the Bank's articles of incorporation, bylaws, branch offices and major transactions. The Maine Bureau of Banking conducts periodic examinations of the Bank as part of its supervision. Many of the areas regulated by the Maine Bureau of Banking, including location of branch offices, acquisitions of other financial institutions and mergers, are subject to similar regulation by the FDIC.

As a BIF-insured savings bank, the Bank is subject to certain FDIC requirements designed to maintain the safety and soundness of individual banks and the banking system. The FDIC has prescribed safety and soundness guidelines relating to (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth; and (vi) compensation and benefit standards for officers, directors, employees and principal stockholders. Such guidelines impose standards based upon an institution's asset quality and earnings. The guidelines are intended to set out standards that the agencies will use to identify and address problems at institutions before capital becomes impaired. Institutions are required to establish and maintain a system to identify problem assets and prevent deterioration of those assets in a manner commensurate with its size and the nature and scope of its operations. Furthermore, institutions must establish and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves in a manner commensurate with their size and the nature and scope of their operation.

Under the guidelines, an institution not meeting one or more of the safety and soundness guidelines is required to file a compliance plan with the FDIC. In the event that an institution, such as the Bank, were to fail to submit an acceptable compliance plan or fail in any material respect to implement an accepted compliance plan within the time allowed by the FDIC, the institution would be required to correct the deficiency and the appropriate federal agency would also be authorized to: (i) restrict asset growth; (ii) require the institution to increase its ratio of tangible equity to assets; (iii) restrict the rates of interest that the institution may pay; or (iv) take any other action that would better carry out the purpose of the corrective action. The Bank believes it was in compliance with all such guidelines as of December 31, 1995.

The FDIC periodically conducts examinations of insured institutions and, based upon evaluations, may revalue assets of an insured institution and require establishment of specific reserves in amounts equal to the difference between such revaluation and the book value of the assets.

The FDIC also has adopted minimum capital adequacy regulations. Although there are some differences between the capital adequacy guidelines adopted by the Federal Reserve and the FDIC, the primary elements of each are generally identical. Under the minimum leverage-based capital requirement adopted by the FDIC, insured state nonmember banks must maintain a ratio of Tier 1 capital to total assets of at least 3% to 5% depending on the CAMEL rating of the Bank.

Under such regulations, state nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, including a minimum ratio of Tier 1 capital to risk-weighted assets of 4.0%. At December 31, 1995, the Bank had a ratio of qualifying total capital to risk-weighted assets of 15.59% and a ratio of Tier 1 capital to risk-weighted assets of 14.32%. The FDIC has proposed to amend its risk-based capital standards to ensure that those standards provide adequately for interest-rate risk in a manner similar to that proposed by the Federal Reserve. See "Business -- Regulation -- Federal Bank Holding Company Regulation."

Capital requirements higher than the generally applicable minimum requirements may be established for a particular bank if the FDIC determines that the bank's capital is, or may become, inadequate in view of its particular circumstances. Individual minimum capital requirements may be appropriate where the bank is receiving special supervisory attention, has a high degree of exposure to interest rate risk or poses other safety and soundness concerns.

The FDIC adopted prompt corrective action regulations ("PCA regulations").
Under the PCA regulations, insured institutions will be considered (i) "well capitalized" if the institution has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater (provided that the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specified capital level for any capital measure), (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% or greater if the institution is rated composite 1 in its most recent report of examination and is not experiencing or anticipating significant growth), (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8%, or a Tier 1 risk-based ratio of less than 4% or greater and has a leverage ratio that is less than 4% (3% if the institution is rated composite CAMEL 1 in its most recent report of examination and is not experiencing or anticipating significant growth), (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 capital risk-based capital to total adjusted assets that is less than 3% or a leverage ratio to adjusted total assets that is less than 3% and (v) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is less than or equal to 2%. At December 31, 1995, the Bank was classified as an "adequately capitalized" institution.

Any insured depository institution that falls below the minimum capital standards must submit a capital restoration plan. Under the PCA regulations, undercapitalized institutions are precluded from increasing their assets, acquiring other institutions, establishing additional branches or engaging in new lines of business without an approved capital plan and an agency determination that such actions are consistent with the plan. Any insured institution is prohibited from making a capital distribution if, after making the distribution, the institution would be undercapitalized, except in limited circumstances approved by the FDIC. Insured depository institutions that are significantly undercapitalized may be required to take one or more of the following actions: (i) raise additional capital so that the institution will be adequately capitalized, (ii) be acquired by, or combined with, another institution if grounds exist for appointing a receiver, (iii) refrain from affiliate transactions, (iv) limit the amount of interest paid on deposits to the prevailing rates of interest in the region where the institution is located,
(v) further restrict asset growth, (vi) hold a new election for directors, dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized or employ qualified senior executive officers, (vii) stop accepting deposits from correspondent depository institutions and (viii) divest or liquidate any subsidiary which the appropriate federal banking agency determines poses a significant risk to the institution. Any company which controls a significantly undercapitalized depository institution may be required to: (i) divest or liquidate any affiliate other than an insured depository institution, (ii) divest the institution if the appropriate federal banking agency determines that divestiture would improve the institution's financial condition and future prospects and (iii) if such company is a bank holding company, refrain from making any capital distributions without the prior approval of the Federal Reserve.

Critically undercapitalized institutions are subject to additional restrictions. No later than 90 days after an insured depository institution becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a receiver (or, with the concurrence of the FDIC, a conservator) for the institution, unless the appropriate federal banking agency determines, with the concurrence of the FDIC, that other action would better achieve the purposes of FDIA. The appropriate federal banking agency must make periodic redeterminations that the alternative action continues to be justified no less frequently than every 90 days. The appropriate federal banking agency is required to appoint a receiver if the institution remains critically undercapitalized nine months later, unless the institution is in compliance with an approved capital plan and the applicable federal banking agency and the FDIC certify that the institution is viable.

The FDIA also requires any company that has control of an undercapitalized depository institution, in connection with the submission of a capital restoration plan by the institution, to guarantee that the institution will comply with the plan and provide appropriate assurances of performance. The aggregate liability of any such controlling company under such guaranty is limited to the lesser of (i) 5% of the institution's assets at the time it became undercapitalized or (ii) the amount necessary to bring the institution into capital compliance at the time it fails to comply with the terms of its capital plan. If the Bank is classified as undercapitalized, the Company may be required to guarantee performance of any capital plan required to be submitted under the FDIA.

An insured state bank, such as the Bank, may not engage as principal in any activity that is not permissible for a national bank, unless the FDIC has determined that the activity would pose no significant risk to the BIF and the state bank is in compliance with applicable capital standards. Activities of subsidiaries of insured state banks are similarly restricted to those activities permissible for subsidiaries of national banks, unless the FDIC has determined that the activity would pose no significant risk to the BIF and the state bank is in compliance with applicable capital standards. The FDIA also provides that, except for subsidiaries of which the insured state bank is a majority owner and except for certain investments in qualified housing projects, an insured state bank may not, directly or indirectly, acquire or retain any equity investment of a type that is not permissible for a national bank. Insured state banks are required to divest any equity investment the retention of which is not permissible as quickly as can be prudently done, but in no event later than December 9, 1996. Notwithstanding the foregoing, an insured state bank may, to the extent permitted by the FDIC, acquire and retain ownership of common or preferred stock listed on a national securities exchange, provided that the insured state bank made or maintained an investment in such securities during the period beginning on September 30, 1990 and ending on November 26, 1991 and provided further that the aggregate amount of the investment does not exceed 100% of the bank's capital. This exception would cease to apply with respect to any insured state bank upon any change in control of such bank or any conversion of the charter of such bank. Determinations under these provisions by the FDIC must be made by regulation or order. The Bank believes that its activities as presently conducted conform to those permissible for national banks, except for approximately $125,000 of certain other investments of the Bank at December 31, 1995 which the Bank intends to sell pursuant to a divestiture plan.

Transactions between the Bank and its affiliates, are subject to Sections 23A and 23B of the Federal Reserve Act. For purposes of these sections, the term "affiliate" with respect to the Bank refers to the Company. A transaction is deemed to be one with an affiliate if the proceeds of the transaction are transferred to, or used for the benefit of, an affiliate. Under sections 23A and 23B, transactions between banks and their affiliates are generally limited in the following ways: First, the aggregate amount of all "covered transactions" (which include, among other things, loans or other extensions of credit to or on behalf of an affiliate, purchases of assets from an affiliate or investments in the securities of an affiliate) between a bank (and its subsidiaries) and any one affiliate may not exceed 10% of the capital stock and surplus of the bank, and the aggregate amount of covered transactions between a bank (and its subsidiaries) and all affiliates may not exceed 20% of the capital stock and surplus of the bank. Second, any loan or extension of credit to, or guarantee, acceptance or letter of credit issued on behalf of an affiliate by a bank or any of its subsidiaries must at all times be secured by collateral having a market value equal to from 100% to 130% of the outstanding balance of the extension of credit, depending upon the nature of the collateral. Third, neither low quality assets or securities issued by an affiliate may be accepted by a bank as collateral for an extension of credit issued to or on behalf of any affiliate. Fourth, a bank and its subsidiaries are prohibited from purchasing a low-quality asset from an affiliate unless the bank or any such subsidiary, pursuant to an independent credit evaluation, committed itself to purchase the asset prior to the time the asset was acquired by the affiliate.

Transactions between a bank and its subsidiaries or affiliates generally must be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as those prevailing at the time for comparable transactions with or involving unaffiliated parties or, in the absence of comparable transactions, on terms or under circumstances, including credit standards, that in good faith would be offered or would apply to unaffiliated parties. Section 23B imposes additional restrictions on the ability of a bank and its subsidiaries (i) when acting in a fiduciary capacity, to purchase securities or assets from an affiliate, and (ii) whether acting as principal or fiduciary, to purchase or acquire, during the existence of any underwriting or selling syndicate, any security if a principal underwriter of the security is an affiliate of the bank. Finally, neither a bank nor any of its subsidiaries or affiliates may publish an advertisement or enter into any agreement stating or suggesting that the bank is in any way responsible for the obligations of its affiliates.

INSURANCE OF DEPOSITS

The Bank's deposit accounts are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. The Bank is required to pay quarterly insurance premiums on semiannual assessments for FDIC insurance.

The FDIC implemented a risk-based deposit insurance assessment system. Deposit insurance assessment rates are currently within a range of $0.00 to $0.27 per $100 of insured deposits, depending on the assessment risk classification assigned to each institution. The FDIC places each institution into one of nine assessment risk classifications based on the institution's capital and supervisory classification. Adequately capitalized banks, such as the Bank, are subject to BIF assessment rates within a range of $0.03 to $0.24 per $100 of insured deposits, depending on the supervisory subgroup to which the bank is assigned by the FDIC. The FDIC sets assessment rates at a level sufficient to maintain the BIF's reserve ratio to 1.25% of insured deposits. The FDIC is authorized to establish a higher reserve ratio and to impose special assessments to pay for the costs of authorized borrowings. The FDIC considers BIF revenue and expense levels, the BIF reserve ratio and BIF borrowings in establishing assessment rate ranges.

In August 1995, the FDIC determined that the BIF had achieved its designated reserve ratio and lowered BIF deposit insurance premium rates for all but the riskiest institutions. Effective January 1, 1996, BIF deposit insurance premiums for adequately capitalized banks were set at $0.00 to $0.27 per $100 of insured deposits per year, depending upon an institution's supervisory rating. The deposit insurance premiums imposed by the FDIC are subject to change.

FDIC insurance of deposits may be terminated by the FDIC, after notice and hearing, upon a finding by the FDIC that the insured bank has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition to continue operations as an insured bank, or has violated any applicable law, regulation, rule or order of, or condition imposed on the FDIC. Additionally, if insurance termination proceedings are initiated against a bank, the FDIC may temporarily suspend insurance on new deposits received by the institution under certain circumstances.

BIF insured banks, such as the Bank, and savings institutions insured through the Savings Association Insurance Fund ("SAIF") may merge, consolidate or engage in asset transfer and liability assumption transactions. The resulting institution may continue to be subject to BIF and SAIF assessments in relation to that portion of its combined deposit base which is attributable to the deposit base of its respective predecessor BIF and SAIF institutions or may apply to the FDIC to convert all of its deposits to either insurance fund upon payment of the then applicable entrance and exit fees for each fund.

Under the Community Reinvestment Act (the "CRA") and the implementing FDIC regulations, which were amended in 1995 to provide for a performance-based evaluation system, a savings institution has a continuing and affirmative obligation to help meet the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of savings institutions, such as the Bank, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet the community credit needs and the specific types of credit that the institution is willing to extend. In connection with its examination of a savings institution, the FDIC is required to take into account the institution's record of meeting the credit needs of its community in determining whether to grant approval for certain types of applications including mergers and acquisitions. The Bank's CRA rating is satisfactory as of the last examination.

FEDERAL HOME LOAN BANK SYSTEM

The Bank is a member of the FHLB of Boston, one of the 12 regional banks of the FHLB System. The FHLB System provides a central credit facility for member institutions. The Bank, as a member of the FHLB of Boston, is required to own shares of capital stock in the FHLB of Boston in an amount at least equal to the greater of 1% of the aggregate principal amount of unpaid residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 5% of its advances (borrowings) from the FHLB of Boston, whichever is greater. The Bank was in compliance with this requirement with an investment at December 31, 1995 of $1.3 million.

Under applicable regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the collateral maintenance level established by the FHLB. See "Business -- Sources of Funds -- Borrowings."

FEDERAL RESERVE SYSTEM

The Federal Reserve has adopted regulations that require insured depository institutions to maintain nonearning reserves against their transaction accounts (primarily NOW and regular checking accounts) and nonpersonal time deposits (those which are transferable or held by a person other than a natural person) with an original maturity of less than 18 months. At December 31, 1995, the Bank was in compliance with these requirements.

The Bank also has the ability to borrow from the Federal Reserve Bank of Boston "discount window." The FDIA places limitations upon the ability of the Federal Reserve Bank of Boston to extend advances to undercapitalized and critically undercapitalized depository institutions. The FDIA provides that a Federal Reserve Bank generally may not have advances outstanding to an undercapitalized institution for more than 60 days in any 120-day period. Under FDIA, the Federal Reserve Bank of Boston will be liable for a portion of any excess losses incurred by the FDIC with respect to an institution that receives Federal Reserve Bank of Boston advances after becoming critically undercapitalized.

TAXATION

FEDERAL

The Company files a consolidated federal income tax return with the Bank using the accrual method of accounting.

Internal Revenue Service ("IRS") guidance dealing with the tax consequences of federal financial assistance (E.G., cash) provided by the FDIC requires all federal financial assistance provided to an acquiring bank to be taxable to the bank that has been seized. Accordingly, all federal financial assistance provided to the acquiror of Suffield Bank's assets and liabilities may be taxable income included in the consolidated federal income tax return of the Company. This income may generally be offset by tax losses resulting from the sale of assets sold by the FDIC. Although management has been informed by the FDIC that there will be no net taxable income resulting from seizure of Suffield Bank, management has not been able to obtain written confirmation from the FDIC at this time. Accordingly, income taxes disclosed in the Consolidated Financial Statements do not take into account adjustments, if any, which may result from the seizure of Suffield Bank.

In 1990, Coastal Bancorp and its subsidiaries carried back their share of the consolidated net operating losses of the Suffield Financial Corporation and subsidiaries group to the years 1984, 1985 and 1986. Tentative tax refunds in the amount of $926,000 were paid to the Bank as a result of this carryback. In 1989 and 1990, Suffield Financial Corporation and Suffield Bank also carried back their share of the net operating losses of the group. A portion of the 1990 losses was carried back to the 1986 taxable year of the Suffield group as it existed before the acquisition of Coastal Bancorp and the Bank (the "Old Suffield Group") and resulted in a tentative refund of $1,973,000 and a portion of the 1989 losses was carried back to the years 1979 through 1985 of the Old Suffield Group and resulted in tentative refunds of $1,279,000.

All refunds in excess of $1.0 million must be approved by the Joint Committee on Taxation of the U.S. Congress. The IRS has reviewed and approved the refund claims and has forwarded the case to the Joint Committee on Taxation in Washington, D.C. with a recommendation that the refunds be approved as made.
The final approval of the Joint Committee on Taxation is expected as early as the third quarter of 1996. If the Joint Committee on Taxation were to conclude that the losses were not eligible for the ten-year carryback, the Bank would be liable for the repayment of $926,000 of refunds plus interest and would increase its net operating loss carryforwards by $2.4 million. The Bank also believes that the requirements have been satisfied with respect to the carryback of 1989 and 1990 losses by Suffield Financial Corporation and Suffield Bank under the ten-year rule. In any event, none of the Company, Coastal Bancorp or the Bank were members of the Old Suffield Group in the above carryback years. Consequently, the Bank believes that in accordance with the consolidated return regulations, the Company, Coastal Bancorp or the Bank would not be liable for the repayment of any refunds generated by carryback to the Old Suffield Group.

The federal income tax returns of the Company have been examined and audited or closed without audit by the IRS for tax years through 1988 and such years are not subject to further IRS audit except with respect to carrybacks to those years.

STATE

The State of Maine imposes income and franchise taxes on financial institutions such as the Bank equal to 1% of Maine net income and $0.08 per $1,000 of the Bank's year-end assets, respectively. Maine net income equals the Bank's net income or loss as reported on its federal income tax return. The Maine franchise tax may be reduced by a credit in the event of a book net operating loss for a particular taxable year. The credit equals the book net operating loss multiplied by the franchise tax rate and may be carried forward for up to five years. The Maine income and franchise taxes are deductible in determining federal taxable income.

ITEM 2.     PROPERTIES.

The Company primarily utilizes the premises, equipment and furniture of the Bank without direct payment of any rental or other fees to the Bank. The Bank's executive offices and operations center is located at 36 Thomas Drive, Westbrook, Maine. The Bank currently maintains eight branches as listed below.

Location        Address                       Leased/Owned    Lease Expiration
- --------        -------                       ------------    ----------------
Brunswick       83 Main Street                Owned           n/a
                Brunswick, ME

Brunswick       14 Gurnet Road                Owned           n/a
                Brunswick, ME

Topsham         Topsham Fair Mall             Building Owned  n/a
                Route 196                     Land Leased     June 2000
                Topsham, ME

Freeport        165 Main Street               Owned           n/a
                Freeport, ME

Westbrook       36 Thomas Drive               Owned           n/a
                Westbrook, ME

Saco            32 Saco Valley Shopping Ctr.  Leased          January 2001
                Saco, ME

Kennebunk       Shoppers Village              Leased          December 2000
                Kennebunk, ME

Kezar Falls(1)  Federal Road                  Owned           n/a
                Kezar Falls, ME

(1) The Bank entered into an agreement with Maine Bank & Trust Company dated February 22, 1996 pursuant to which the Bank will sell substantially all of the assets of its Kezar Falls, Maine branch office to Maine Bank & Trust Company, and Maine Bank & Trust Company will assume certain liabilities of the Bank with respect to the branch. Pending the receipt of appropriate regulatory approvals, the transaction is expected to be consummated in the second quarter of 1996.

ITEM 3.     LEGAL PROCEEDINGS.

As of December 31, 1995, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable

                                     PART II

ITEM 5.     MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
            MATTERS.

As of December 31, 1995, the Company had approximately 1,573 holders of record and 600,361 outstanding shares of Common Stock. The Common Stock is traded in the over-the-counter market in the "pink sheets," although such trades are limited and sporadic and there is no established public trading market for the Common Stock.


For the periods reported below, the following table sets forth the range of high and low closing bid prices for the Common Stock on the OTC Bulletin Board as reported by NASDAQ Trading and Market Services. Such quotations represent prices between dealers without adjustment for retail markups, markdowns or commissions. Information prior to May 31, 1995 has been adjusted to reflect the one for ten reverse stock split with respect to the Company's outstanding Common Stock effective as of such date.




                                    High                 Low
- ------------------------------------------------------------
1994
      First Quarter                $1.50               $1.50
      Second Quarter                0.10                0.10
      Third Quarter                   --                  --
      Fourth Quarter                5.00                1.20

1995
      First Quarter                $5.00               $1.25
      Second Quarter                2.00                1.50
      Third Quarter                 2.50                1.50
      Fourth Quarter                3.50                1.50


No dividends were declared by the Company in 1991 through 1995. The Company's only source of cash is from dividends from the Bank. The Amended and Restated Settlement Agreement prohibits the payment of dividends by the Company to its stockholders until the unpaid principal amount and interest under the FDIC Note are paid in full in accordance with the terms thereof. There are certain additional restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company in the form of cash dividends. See Item 8, "Financial Statements and Supplementary Data -- Note A and Note J," which are incorporated herein by reference.

ITEM 6.   SELECTED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST COASTAL CORPORATION

The following table sets forth, in summary form, certain selected financial data as of and for each of the five years in the period ended December 31, 1995.

The 1994 financial results reflect a $9.0 million extraordinary charge to earnings as a result of the issuance by the Company of the non-recourse promissory note to the Federal Deposit Insurance Corporation ("FDIC") in consideration of the waiver and release of the FDIC's cross guaranty claim against Coastal Savings Bank ("Coastal" or the "Bank") in connection with the consummation of the Amended and Restated Settlement Agreement on January 31, 1995. See Item 8, "Financial Statements and Supplementary Data -- Note A," which is incorporated herein by reference.


                                                                       Year Ended December 31,
                                             ----------------------------------------------------------------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)         1995         1994         1993         1992         1991
- -------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Interest income                                   $11,707      $11,780      $12,748      $16,319      $21,032
Interest expense (1)                                5,850        5,726        7,254        9,986       14,639
                                                  -------      -------      -------      -------      -------
Net interest income                                 5,857        6,054        5,494        6,333        6,393
Provision for loan losses                            (425)         107          (30)       1,136        5,967
                                                  -------      -------      -------      -------      -------
Net interest income
  after provision for loan losses                   6,282        5,947        5,524        5,197          426
Investment securities gains (losses)                   (4)          38           99          (19)         360
Other income                                          576          391        1,323        1,126          980
Other expenses (2)                                  5,194        6,278        6,158        7,049       12,853
Income tax benefit                                      -            -           (4)        (198)        (114)
                                                  -------      -------      -------      -------      -------
Income (loss) before minority
  interest and extraordinary item                   1,660           98          792         (547)     (10,973)
Minority interest in
  net income (loss)                                     -            -           44          (18)        (378)
                                                  -------      -------      -------      -------      -------
Income (loss) before
 Extraordinary Item                                 1,660           98          748         (529)     (10,595)
Extraordinary Item -
 Charge to earnings as a result of the
 settlement of the cross guaranty claim                 -        9,000            -            -           --
                                                  -------      -------      -------      -------      -------
Net income (loss)                                 $ 1,660      $(8,902)     $   748      $  (529)    $(10,595)
                                                  -------      -------      -------      -------      -------
                                                  -------      -------      -------      -------      -------

PER SHARE DATA:
Weighted Average Shares Outstanding               600,361      600,361      600,361      600,361      600,361
Income (loss) before
 extraordinary item                               $  2.77    $     .16     $   1.25     $   (.88)    $ (17.65)
                                                  -------      -------      -------      -------      -------
                                                  -------      -------      -------      -------      -------
Net income (loss)                                 $  2.77      $(14.83)    $   1.25     $   (.88)    $ (17.65)
                                                  -------      -------      -------      -------      -------
                                                  -------      -------      -------      -------      -------


There were no cash dividends declared for the five years ended December 31, 1995.

(1) The 1995 interest expense includes $419,000 in interest expense associated with the $9.0 million note to the FDIC.
(2) In 1995 and 1994, the Company incurred approximately $0.3 million and $0.8 million, respectively, consisting of legal and other professional fees in connection with the settlement of the cross guaranty claim with the FDIC. The 1991 other expense included a $3.2 million writedown for the deconsolidation of Suffield Bank.


                                                                       December 31,
                                            -----------------------------------------------------------------
(DOLLARS IN THOUSANDS)                               1995         1994         1993         1992         1991
- -------------------------------------------------------------------------------------------------------------

BALANCE SHEET
  DATA:
Total assets                                     $145,453     $154,212     $170,819     $188,838     $214,422
Investment securities                              19,712       16,746        1,036        4,061        l,487
Assets held for sale                                  281          185        3,421        6,882        3,661
Loans, net                                        100,528      109,625      123,468      144,000      181,209
Allowance for loan losses                           2,659        4,042        3,642        4,280        6,098
Nonperforming assets                                7,517        9,006       11,627       24,382       27,303
Deposits                                          125,665      130,037      140,587      156,318      170,383
Borrowings                                          6,000       12,612       18,108       21,249       31,595
FDIC Note                                           9,000        9,000            -            -            -
Stockholders' equity                                3,997        2,014        9,878        9,130        9,659

FINANCIAL RATIOS:
Net interest rate spread                             4.13%        3.79%        3.26%        3.26%        2.47%
Return on average assets before
extraordinary item                                   1.14          .06          .41         (.27)       (4.62)
Return on average  assets                            1.14        (5.48)         .41         (.27)       (4.62)
Return on average equity before
 extraordinary item                                 58.20          .92         7.63        (5.44)      (82.20)
Return on average equity                            58.20       (83.78)        7.63        (5.44)      (82.20)
Equity to assets                                     2.75         1.31         5.78         4.83         4.50
Dividend payout ratio                                  --           --           --           --           --
Tier 1 leverage capital                              2.74         1.41         5.63         4.81         4.50
Total risk-based capital                             5.54         3.46         9.69         8.02         7.72


SELECTED FINANCIAL DATA FOR COASTAL SAVINGS BANK

The following table sets forth, in summary form, certain selected financial data as of and for each of the five years in the period ended December 31, 1995:


                                                                      Year Ended December 31,
                                                -------------------------------------------------------------
                                                                                                    Unaudited
                                                                                                    ---------
(IN THOUSANDS)                                       1995         1994         1993         1992         1991
- -------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Interest income                                   $11,707      $11,774      $12,731      $16,275      $20,980
Interest expense                                    5,435        5,727        7,255        9,989       14,639
                                                  -------      -------      -------      -------      -------
Net interest income                                 6,272        6,047        5,476        6,286        6,341
Provision for loan losses                            (425)         107          (30)       1,136        5,967
                                                  -------      -------      -------      -------      -------
Net interest income after provision
for loan losses                                     6,697        5,940        5,506        5,150          374
Investment securities gains (losses)                   (4)          38           99          (19)         360
Other income                                          576          392        1,321        1,145        1,089
Other expenses                                      4,811        6,063        5,940        7,104        9,539
Income tax expense (benefit)                           --           --            6         (198)        (114)
                                                  -------      -------      -------      --------     --------
Net income (loss)(1)                              $ 2,458      $   307      $   980      $  (630)     $(7,602)
                                                  -------      -------      -------      --------     --------
                                                  -------      -------      -------      --------     --------


(1) In 1994, the Bank incurred approximately $0.6 million consisting of legal and other professional fees in connection with the settlement of the cross guaranty claim with the FDIC.



                                                                       December 31,
                                               --------------------------------------------------------------
                                                                                                    Unaudited
                                                                                                    ---------
(IN THOUSANDS)                                       1995         1994         1993         1992         1991
- -------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                                     $145,446     $153,948     $170,177     $188,144     $212,611
Investment
  securities                                       19,712       16,746        1,036        4,061        l,487
Assets held for sale                                  281          185        3,421        6,882        3,661
Loans, net                                        100,528      109,625      123,468      144,000      181,209
Allowance for loan losses                           2,659        4,042        3,642        4,280        6,098
Nonperforming assets                                7,517        9,006       11,627       24,382       27,303
Deposits                                          125,764      130,076      140,599      156,378      170,528
Borrowings                                          6,000       12,612       18,108       21,249       31,595
Stockholders' equity                               13,335       10,754       10,906        9,926        9,406

FINANCIAL RATIOS:
Return on average assets                             1.68%         .19%         .54%        (.32)%      (3.33)%
Return on average equity                            20.67         2.82         9.20        (6.31)      (49.01)
Equity to assets                                     9.17         6.99         6.41         5.28         4.42
Tier 1 leverage capital                              9.19         7.05         6.24         5.25         4.42
Total risk-based capital                            15.59        12.12        10.57         8.60         7.57


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management's discussion and analysis of First Coastal Corporation ("First Coastal" or the "Company") financial condition and results of operations for the last three fiscal years should be read in conjunction with the consolidated selected financial data and the consolidated financial statements and notes appearing elsewhere herein.

SETTLEMENT OF CROSS GUARANTY CLAIM

On January 31, 1995, the Company and the Bank consummated a settlement with the FDIC in accordance with the terms and conditions of the Amended and Restated Settlement Agreement, dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"), pursuant to which the FDIC waived and released its cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "Note" or the "FDIC Note"), secured by the Company's pledge of the outstanding stock of the Bank. In 1994, the Company incurred an extraordinary charge to earnings resulting from the issuance of the Note. Principal and interest under the FDIC Note are deferred until its maturity date, which is January 31, 1997, subject to extension under certain circumstances.

The Company announced on January 31, 1996 that it intends to pursue a recapitalization of the Company as the means to facilitate the satisfaction of the FDIC Note. As part of the recapitalization, the Company expects to raise approximately $3.0 to $4.0 million through an offering of its common stock, including a rights offering to the Company's existing stockholders. The offering will be made only by means of a prospectus. In addition to the proceeds from the common stock offering, the Company also expects to use funds derived from dividends from the Bank and the proceeds from a loan to satisfy its obligation under the FDIC Note. The recapitalization and related transactions are subject to a number of conditions, including the receipt of appropriate regulatory approvals, and there can be no assurance that such recapitalization and related transactions will be consummated or that the Company will be successful in repaying the FDIC Note. The Company anticipates that the recapitalization would be completed in the third quarter of 1996.

REMOVAL OF GOING CONCERN MODIFICATION

The report of the independent accountants ("Report") issued in connection with the Company's 1993 consolidated financial statements stated that, among other things, the Company's financial statements have been prepared assuming that the Company will continue as a going concern due to the significance of the uncertainty regarding the FDIC cross guaranty claim at the time. As a result of the consummation of the Amended and Restated Settlement Agreement and certain other factors as described in Note A to the Company's Consolidated Financial Statements, the 1994 and 1995 Report of Independent Accountants expresses an unqualified opinion on the financial statements of the Company for the years ended December 31, 1994 and 1995.

FINANCIAL CONDITION

INTEREST RATE SENSITIVITY

The following table sets forth certain information at December 31, 1995 regarding the rate sensitivity of the Company's earning assets and sources of funds. For purposes of this table, rate sensitive earning assets ("RSA") and rate sensitive liabilities ("RSL") include all such assets and liabilities maturing or subject to repricing within the time frames outlined in the following table. Other investment securities and interest-bearing demand deposits are considered non-rate sensitive.


                                        After Three
                               Within      Months     After One    After Two   After Three
                                Three      within    But within    But within   But within      After     Non-rate
(IN THOUSANDS)                 Months     One Year    Two Years   Three Years   Five Years   Five Years  Sensitive      Total
- -----------------------------------------------------------------------------------------------------------------------------

ASSETS:
Interest earning deposits      $4,375                                                                                  $4,375
Fed Funds                      10,000                                                                                  10,000
Securities:
 Available for sale (1)         1,999        $2,021        $994                                    $787     $3,440      9,241
 Held-to-maturity (1)           4,993         5,794         999                                                        11,786
Assets held for sale              281                                                                                     281
Loans (2)                      25,713        42,850       9,769        $4,556       $2,969       12,793      1,878    100,528
Other assets                                                                                                 9,242      9,242
                              -------       -------     -------        ------       ------      -------    -------   --------
TOTAL ASSETS                  $47,361       $50,665     $11,762        $4,556       $2,969      $13,580    $14,560   $145,453
                              -------       -------     -------        ------       ------      -------    -------   --------
                              -------       -------     -------        ------       ------      -------    -------   --------

LIABILITIES AND
STOCKHOLDERS' EQUITY
Savings and MMDA's            $46,056                                                                                 $46,056
CD's                           13,823       $26,903     $11,385        $7,533       $3,031         $101                62,776
FHLB Advances                                             2,000         4,000                                           6,000
FDIC Note                                                 9,000                                                         9,000
Other liabilities                                                                                          $17,624     17,624
Stockholders' equity                                                                                         3,997      3,997
                              -------       -------     -------        ------       ------      -------    -------   --------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY          $59,879       $26,903     $22,385       $11,533       $3,031         $101    $21,621   $145,453
                              -------       -------     -------        ------       ------      -------    -------   --------
                              -------       -------     -------        ------       ------      -------    -------   --------

Gap                          $(12,518)      $23,762    $(10,623)      $(6,977)        $(62)     $13,479    $(7,061)
Cumulative Gap                (12,518)       11,244         621        (6,356)      (6,418)       7,061

RSA/Total assets                32.56%        34.83%       8.09%         3.13%        2.04%        9.34%     10.01%

RSL/Total assets                41.17         18.50       15.39          7.93         2.08         0.07      14.86

Cumulative RSA/RSL              79.09        112.96      100.57         94.73        94.81       105.70

Cumulative Gap/Total assets     (8.61)         7.73         .43         (4.37)       (4.41)        4.85


(1) Non-rate sensitive securities include certain equity investments such as FHLB stock and limited partnership interests. Callable securities are placed according to earliest call date.
(2) Nonaccrual loans are considered non-rate sensitive and the allowance for loan losses is included in the non-rate sensitive category.

At December 31, 1995, Coastal is asset-sensitive (positive Gap) within a one year time frame in the amount of $11.2 million or 7.73% of total assets. This compares to a positive Gap of $1.9 million or 1.2% of total assets at December 31, 1994. When a bank's ability to reprice interest-earning assets exceeds its ability to reprice interest-bearing liabilities within shorter time periods, as in the case with the Company, decreases in interest rates generally would adversely affect net interest income, while increases in interest rates generally would have the opposite effect. However, because earning assets and sources of funds do not reprice in exactly the same manner as interest levels change, the preceding table should not be viewed as a sole indicator of how the Company will be affected by changes in interest rates. It is the Company's policy to seek to reduce its exposure to the adverse effects of volatile interest rates. Evaulating and managing this potential exposure is a continual challenge in a changing environment and a primary objective of the Company's asset/liability management policy. Managing the rate sensitivity within the balance sheet can be accomplished in several ways. By managing the origination of new assets and liabilities, or the rollover of the existing balance sheet assets, incremental change towards the desired sensitivity position can be achieved. However, as interest levels decrease the volume of new adjustable rate loans decrease and conversely the demand for fixed rate loans increase. The Company has an asset/liability committee which meets weekly to discuss the management of interest rate risk, liquidity and funds management.

INVESTMENT SECURITIES

The Company's investment portfolio is comprised primarily of U.S. government and agency obligations and also contains miscellaneous equity securities. Total investment securities at December 31, 1995 were $19.7 million compared to $16.7 million at December 31, 1994. This increase is attributable to the purchase of $11.8 million in U.S. government agency callable notes and $1.0 million in U.S. treasury securities, partially offset by sales totaling $2.0 million of the Bank's holdings in an adjustable rate mutual fund for financial institutions, $1.0 million in mortgage backed securities and maturities of $7.0 million in U.S. treasury securities.

At December 31, 1995 securities classified as held to maturity consisted of $0.9 million in U.S. government treasury bills and $10.8 million in callable notes issued by Fannie Mae, FHLB, Sallie Mae and Freddie Mac.

The following tables set forth the book value and maturities of investment securities and weighted average yields at December 31, 1995, 1994 and 1993:


                                                 December 31, 1995      December 31, 1994
                                                 -----------------      -----------------
(DOLLARS IN THOUSANDS)                          Book Value    Yield    Book Value    Yield
- ------------------------------------------------------------------------------------------

Available for sale:
  U.S. government obligations maturing
  in 1-5 years                                  $ 5,014        5.6%      $ 4,852      5.8%
  Mortgage backed securities maturing
  in over 10 years                                  787        7.5           858      7.5
  Equity/mutual fund                              2,000        6.2         3,894      5.6
  Other                                             125          -           320      2.9
                                                -------                  -------
                                                $ 7,926        5.9%      $ 9,924      5.9%
                                                -------                  -------
                                                -------                  -------

Held to maturity:

U.S. government obligations maturing
  in one year or less                           $   993        6.5%      $ 6,822      5.2%

U.S. government agency callable notes
  maturing after  1-5 years (final maturity)      8,991        6.6             -
                  5-10 years (final maturity)     1,802        7.3             -        -
                                                -------                  -------
                                                 10,793        6.7             -        -
                                                -------                  -------
                                                $11,786        6.7%      $ 6,822      5.2%
                                                -------                  -------
                                                -------                  -------



                                                                       December 31, 1993
                                                                     --------------------
(DOLLARS IN THOUSANDS)                                               Book Value     Yield
- -----------------------------------------------------------------------------------------

U.S. government and
agency obligations:
  maturing 1 year or less                                                $  628       3.5%
  maturing after 1-5 years                                                    -         -
                                                                         ------
                                                                            628       3.5
Other bonds and notes:
  maturing after 1-5 years                                                    -         -
  maturing after 10 years                                                     -         -
Other securities                                                            408       2.3
                                                                         ------
Total investments                                                        $1,036       3.0%
                                                                         ------
                                                                         ------


LOANS

Loans, net of unearned income, decreased $9.1 million (or 8.3%) from $109.6 million at December 31, 1994 to $100.5 million at December 31, 1995. The reasons for the decrease are (i) $14.4 million in early loan payoffs,
(ii) reclassification during 1995 of approximately $1.0 million of loans to real estate owned, (iii) amortization of $3.6 million, and (iv) charge-off of loans totaling approximately $1.3 million, partially offset by new loan volume of $11.2 million.

The decline in loan balances in 1995 represents the continuation of a five year trend that is largely the result of a combination of two factors: Coastal's financial difficulties during this period and the FDIC's cross guaranty claim against Coastal, which resulted from the 1991 failure of Suffield Bank.

Coastal's financial difficulties had two primary adverse effects on the Bank's ability to generate new loan volume and retain existing loan customers. First, as a result of the Order to Cease and Desist among the Bank, the FDIC and the Maine Bureau of Banking effective January 30, 1992, Coastal was required to improve its ratio of Tier 1 capital to total assets to 6.0% by December 31, 1993, from the December 31, 1991 level of 4.42%, with incremental improvement required at six month intervals. As a result of this requirement, management effected a strategy of selective balance sheet shrinkage. The reduction in asset size, from $212.6 million at December 31, 1991 to $170.2 million at December 31, 1993, along with the Bank's return to profitability in 1993 resulted in the Bank's Tier 1 capital to total assets ratio improving to 6.24% at December 31, 1993. At December 31, 1995, this ratio had further improved to 9.19%.

Secondly, the Bank's financial difficulties resulted in the need for management to expend significant resources addressing the asset quality problems which were the primary source of the Company's operating losses. The focus on asset quality improvement resulted in a reduction in nonperforming assets from a peak level of $29.2 million at July 31, 1992 to $7.5 million at December 31, 1995.
In combination with the need to reduce the size of Coastal's deposit and loan balances, this focus on asset quality improvement resulted in significantly reduced efforts at loan originations, except for residential mortgage loans which were primarily originated with an intent to sell these loans in the secondary mortgage market.

The uncertainties surrounding the resolution of the FDIC's cross guaranty claim contributed further to the decline in the Bank's loan balances. Management was required to devote significant resources towards negotiating a satisfactory settlement of the cross guaranty claim and subsequently, towards determining the best alternative for repaying the FDIC Note. Also, for an extended period of time the cross guaranty claim created uncertainties with respect to the future of the Bank. These uncertainties adversely affected Coastal's ability to develop new commercial and retail loan business. Further, until the Company chose among the alternatives for repaying the FDIC Note, certain management initiatives were deferred, including those relating to the development of new loan and deposit business. Until late 1995, the Bank's commercial real estate lending has been primarily limited to the restructuring of existing commercial real estate loans and the financing of real estate owned.

The Bank began expanding in mid-1995 its residential and consumer lending capabilities, and subsequently has experienced a significant increase in new loan originations. In early 1996, the combination of the continued improvement in overall asset quality and the announcement relating to the Company's plans to recapitalize, has recently allowed the Bank to begin focusing more resources on the generation of new commercial loans.

Coastal is an approved seller and servicer by and for the Federal National Mortgage Association. At December 31, 1995, Coastal was servicing $53.7 million of loans which were owned by others, as compared to $57.0 million at December 31, 1994. Servicing fee income related to these loans is reported as other income in the consolidated statements of operations and for the years ended December 31, 1995 and 1994, was $179,000 and $58,000, respectively. Servicing fee income for 1994 reflects a $132,000 charge, resulting from higher than anticipated prepayments of serviced loans.

Coastal continues to be active in secondary market transactions primarily through the sale of residential mortgage loans and mortgage-backed securities that it originates, although lower interest rates led to an increase in prepayments of off balance sheet serviced loans in 1995. The sale of long-term fixed rate mortgage loans is intended to improve the interest rate sensitivity of the Bank's assets (consistent with the Bank's asset/liability policy), generate future fee income and provide additional funds for lending and liquidity.

ALLOWANCE FOR LOAN LOSSES

The following table represents the allocation of the allowance for loan losses ("Allowance") at December 31, 1995, 1994 and 1993. The percentages represent the percent of loans in each category to total loans.


                                                                     December 31,
                                        ----------------------------------------------------------------------
                                               1995                     1994                     1993
                                        --------------------     --------------------     --------------------
                                                   Percent                  Percent                  Percent
                                                   of Loans                 of Loans                 of Loans
                                                   to Total                 to Total                 to Total
(DOLLARS IN THOUSANDS)                  Amount       Loans       Amount       Loans       Amount       Loans
- --------------------------------------------------------------------------------------------------------------

Real estate mortgage loans:
     Residential                        $   82         30.8%     $   66         30.2%     $   80         32.2%
     Commercial                          2,216         50.5       3,322         54.6       3,000         50.2
Real estate construction loans              --          --           --           --           4           .3
Commercial and industrial loans             13          2.5          46           .6          38          2.4
Consumer and other loans                   120         16.2         141         14.6         177         14.9
Unallocated                                228           --         467           --         343           --
                                        ------        -----      ------        -----      ------        -----
Total                                   $2,659        100.0%     $4,042        100.0%     $3,642        100.0%
                                        ------        -----      ------        -----      ------        -----
                                        ------        -----      ------        -----      ------        -----

Allowance as a percentage of loans                     2.65%                    3.67%                    2.95%

Allowance as a percentage of
     nonperforming loans                              47.96%                   66.47%                   64.11%

Allowance as a percentage of
     nonperforming loans
     (excluding restructured loans)                  125.60%                   87.90%                  247.92%


The Allowance at December 31, 1995 equaled $2,659,000 as compared to $4,042,000 at December 31, 1994. The reduction in the Allowance is the result of substantial loan charge-offs in the amount of $1,333,000 and negative provision expense totaling $425,000, partially offset by loan loss recoveries of $375,000. The loan charge-offs were largely associated with previously identified loan loss exposure taken into consideration as part of management's review of the adequacy of the Allowance at December 31, 1994. The negative provision for loan loss expense for the year of $425,000 was largely the result of management's determination as part of its December 31, 1995 review of the Allowance that a surplus existed in the Allowance, leading to the decision to effect a reversal of provision for loan loss expense in the amount of $675,000 in the fourth quarter of 1995.

The following table sets forth the changes in the Allowance, including charge-offs and recoveries, by loan category for the past five years:


                                                                   December 31,
                                       ------------------------------------------------------------------
(dollars in thousands)                    1995          1994           1993           1992           1991
- ---------------------------------------------------------------------------------------------------------

Balance at beginning
  of period                            $ 4,042       $ 3,642       $  4,280       $  6,098       $  9,185
Deconsolidation of Suffield Bank                                                                   (4,400)
Charge-offs:
  Real estate mortgage loans            (1,113)         (178)        (1,197)        (2,726)        (3,665)
  Real estate construction loans            --            --            (28)        (  121)        (  201)
  Commercial and industrial loans       (  142)           --         (   55)        (  178)        (  712)
  Consumer and other loans              (   78)       (  112)        (   89)        (  143)        (  218)
                                         -----         -----          -----          -----          -----
Total charge-offs                       (1,333)       (  290)        (1,369)        (3,168)        (4,796)
Recoveries:
  Real estate mortgage loans               172           127            179            165             34
  Commercial and industrial
     loans                                 170           410            543             21              2
  Consumer and other loans                  33            46             39             28            106
                                         ------        -----          -----          -----          -----
Total recoveries                           375           583            761            214            142
                                         -----         -----          -----         ------          -----
Net (charge-offs) recoveries            (  958)          293         (  608)        (2,954)        (4,654)
                                         -----         -----          -----          -----          -----
Provision for loan losses               (  425)          107         (   30)         1,136          5,967
                                         -----         -----          -----          -----          -----
Balance at end of period                $2,659        $4,042         $3,642         $4,280         $6,098
                                        ------        ------         ------         ------         ------
                                        ------        ------         ------         ------         ------

Net charge-offs as a percentage
  of average loans                        .91%          (.25)%         .46%          1.76%          2.39%


The provision for loan losses for the years ended December 31, 1995, 1994 and 1993 have declined significantly in comparison to prior years. This is due to a combination of factors, including (i) a reduction in the amount of new, emerging loss exposure being identified during this period as compared to prior years,
(ii) a reduction or elimination of loss exposure previously allocated against certain loans generally coming about as a result of improvement in the overall credit quality of these loans or loan payoffs, and (iii) significant loan loss recoveries.

The balance of the Allowance declined $1,383,000 during the year ended December 31, 1995. For some time prior to the beginning of the year ended December 31, 1995, management believed that a significant reduction in the level of the Allowance as compared to the December 31, 1992, 1993 and 1994 balances of $4,280,000, $3,642,000 and $4,042,000, respectively, was likely at some future point, possibly as early as December 31, 1995. This expectation was based both upon management's analysis of the loan portfolio and the fact that banks recovering from a period of loan quality problems typically experience a decline in the level of the allowance for loan loss reserves. This is because banks experiencing loan quality problems typically increase their allowance for loan loss through increases in provision expense in order to reserve against anticipated higher future levels of loan losses. Typically over time, individual loan losses within such loan portfolios are quantified and charged-off against the allowance for loss. As loan quality improves, and the amount of new exposure requiring additional loan loss declines, the amount of charge-offs against the Allowance often signficantly exceeds the amount of offsetting new provision expense and loan loss recoveries. For example, Coastal's large decline in the balance of the Allowance for the year ended December 31, 1992, to $4,280,000 from the December 31, 1991 level of $6,098,000, was attributable to this factor. During 1995, as a result of loan restructures, loan payoffs and paydowns, management was able to quantify the loss exposure associated with a number of large loans against which significant loan loss reserves were allocated. In total, the resulting charge-offs were significantly less than the level of reserves allocated against the individual loans. The reduced level of charge-offs in combination with significant loan loss recoveries in the amount of $375,000 in 1995, resulted in the determination at year end, in accordance with the Bank's allowance for loan loss policy, that the balance of the Allowance would be significantly in excess of that required to cover the loan loss exposure estimated to exist in the loan portfolio unless the bank effected a provision expense reversal. As a result, a provision expense reversal in the amount of $675,000 was recorded in the fourth quarter of 1995, reducing the Allowance to $2,659,000. This resulted in total negative provision expense for the year ended December 31, 1995 of $425,000.

Though the amount of charge-offs for the year ended December 31, 1995 of $1,333,000 was high as compared to the prior year level of $290,000, this is largely the result of the timing of the quantification of the losses and related charge-offs associated with several of the large loans mentioned above. As mentioned above, to a significant degree by December 31, 1994, the prospective loss exposure associated with these loans had already been recognized and was reflected in the balance of the Allowance.

While the current level of the Allowance is believed to be adequate, the Company continues to hold a large concentration of commercial real estate loans that remain vulnerable to loan default. Deterioration in the local economy or real estate market, or upward movements in interest rates, could have an adverse effect on the performance of the loan portfolio that could result in the need for an increase in the Allowance. Conversely, further improvement in overall asset quality, favorable economic conditions or a favorable local real estate market could positively affect the Allowance.


NONPERFORMING ASSETS

Information with respect to nonperforming assets is set forth below:



                                                  December 31,
                               -------------------------------------------------
(IN THOUSANDS)                   1995      1994       1993       1992       1991
- --------------------------------------------------------------------------------

Nonaccrual loans               $1,948    $4,340     $1,220     $4,103    $10,638
Accruing loans past due
   90 days or more                169       258        249        194        565
Restructured loans              3,427     1,483      4,212      7,455      7,678
Real estate owned               1,973     2,222      5,299      3,833      1,828
Financed real estate owned         --        --        450      1,535         --
In-substance repossessions        n/a       703        197      7,262      6,594
                               ------    ------    -------    -------    -------
                               $7,517    $9,006    $11,627    $24,382    $27,303
                               ------    ------    -------    -------    -------
                               ------    ------    -------    -------    -------


Nonperforming loans (consisting of nonaccrual loans, accruing loans past due 90 days or more and restructured loans) are comprised of the following:


                                                            December 31,
(IN THOUSANDS)                                  1995         1994         1993
- ------------------------------------------------------------------------------

Real estate mortgage loans:
 Residential                                 $   386      $   115      $   126
 Commercial                                    5,007        5,667        5,420
Real estate construction loans                    --           --           --
Commercial and industrial loans                   --          156           12
Consumer and other loans                         151          143          123
                                             -------      -------      -------
Total loans                                  $ 5,544      $ 6,081      $ 5,681
                                             -------      -------      -------
                                             -------      -------      -------


The following table sets forth certain information regarding nonperforming commercial loans:



                                      December 31, 1995           December 31, 1994           December 31, 1993
                                   ----------------------      ----------------------      ----------------------
(DOLLARS IN THOUSANDS)            Number of    Outstanding    Number of    Outstanding    Number of    Outstanding
Type of Property Security           Loans        Balance        Loans        Balance        Loans        Balance
- ------------------------------------------------------------------------------------------------------------------

1-4 Family Residential                 2         $  128            3         $  308            2         $  238
5 or more Family Residential           5            977            5          1,073            5            970
Non-Residential Real Estate            6          3,902            3          4,286            5          4,212
Commercial and Industrial             --             --            2            156            2             12
                                      --         ------           --         ------           --         ------
                                      13         $5,007           13         $5,823           14         $5,432
                                      --         ------           --         ------           --         ------
                                      --         ------           --         ------           --         ------



Although the level of nonperforming assets declined in 1995, the level of nonperforming assets had a significant adverse effect on interest income. Interest income that would have been recorded in the year ended December 31, 1995 on nonaccrual and restructured loans under their original terms was $487,000. Interest income actually recorded on these loans in 1995 was $406,000. Management believes that the level of nonperforming assets will continue to decline in 1996. However, this expectation is predicated on continued stabilization of the real estate market and local economy, along with a continuation of the trend in lower default rates for commercial real estate loans. This favorable trend could be adversely affected by an increase in interest rates.

Nonperforming loans were $5.5 million, or 5.5%, of total loans at December 31, 1995, as compared to $6.1 million, or 5.5%, of total loans at December 31, 1994. Included in nonperforming loans at December 31, 1995 and 1994 are $3.4 million and $1.5 million, respectively, of restructured loans which are performing in accordance with the material terms of the restructuring.

IMPAIRED LOANS

Management reviews loans on a case by case basis to determine which loans should be classified as impaired. If management believes there is a high probability of a loss of principal or interest, then such loans are determined to be impaired. At December 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with FASB Statement No. 114 totaled $3.7 million, of which $230,000 related to loans with no allocated reserve because the loans have been partially written down through charge-offs and $3.5 million related to loans with corresponding allocated reserves of $398,000 for the year ended December 31, 1995. Included in the impaired loans amount is $301,000 in nonaccrual loans and $3.4 million in restructured loans. All impaired loans were secured by real estate at December 31, 1995 and accounted for by the lower of the fair value of the collateral or amortized loan value.

POTENTIAL PROBLEM LOANS

Though the real estate market has improved to some degree as compared to the depressed conditions of several years ago, management recognizes that the overall soft Maine real estate market creates an increased risk that currently performing loans could become nonperforming. In particular, management believes that the greatest exposure is in the area of currently performing potential problem commercial real estate loans.

These loans, not otherwise identified as nonperforming, nonaccrual or as a troubled debt restructuring, are largely secured by income-producing properties located in Maine. In many cases, the borrowers on these loans have experienced inadequate rental revenues, increased vacancies and cash flow problems. Most of these potential problem loans were originated in the late 1980's.

At December 31, 1995, the Bank had identified approximately $6.9 million of currently performing but potential problem loans. Such loans represented 4.7% of total assets, ranging in size from $4,000 to $1.8 million. This compares to $9.0 million of potential problem real estate loans at December 31, 1994, a 23.5% decrease. Of the 1995 total, three loan relationships (property type other) involving seven loans represent $5.5 million, or 79.2%. During the first quarter of 1996, a $500,000 payment was applied against one of the three larger loan relationships.

The following table sets forth certain information regarding potential problem loans at December 31, 1995:


                                              Number of                Balance
Type of Security Property             Outstanding Loans         (IN THOUSANDS)
- ------------------------------------------------------------------------------

Apartments                                            6                $ 2,647
Industrial                                            1                  1,362
Single family                                         4                    119
Other                                                13                  2,757
                                                     --                 ------
                                                     24                 $6,885
                                                     --                 ------
                                                     --                 ------


Management is unable to predict the extent, if any, to which these loans may become nonperforming in the future. An increase in the level of nonperforming loans could result in the need for increased provisions for loan losses. As of December 31, 1995, the Company believes the Bank's aggregate allocated loan loss reserves against these potential problem loans, determined in accordance with the

Bank's allowance for loan loss policy, is adequate to cover the loss exposure estimated to be contained within these potential problem loans.

REAL ESTATE OWNED

Real estate owned ("REO") consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of outstanding loan obligations, and sales of REO properties financed by Coastal which do not meet the requirements of Financial Accounting Standards Board ("FASB") Statement
No. 66. At December 31, 1995, REO totaled approximately $2.0 million and consisted of $1.4 million of office buildings and mixed use commercial buildings, $0.5 million of apartment buildings and $0.1 million of land.

LIQUIDITY - COASTAL

Deposits totaled $125.7 million at December 31, 1995, a decrease of $4.3 million (or 3.4%) from the level of $130.0 million at December 31, 1994.

On February 22, 1996, the Bank entered into an agreement to sell its Kezar Falls branch to Maine Bank & Trust Company. Included in the sale are all of the branch's deposits (totaling approximately $9.9 million at December 31, 1995), the real estate and certain of the furniture, fixtures and equipment of the branch. The agreement between the Bank and Maine Bank & Trust Company is expected to be consummated during the second quarter of 1996, subject to the receipt of appropriate regulatory approvals.

Coastal has the capability of borrowing additional funds from the Federal Home Loan Bank ("FHLB") of Boston with three-day advance notice when adequately secured by qualified collateral. In addition, effective as of June 8, 1993, the FHLB of Boston restricted new advances to maturities of six months or less as a
result of the cross guaranty claim.   On May 1, 1995, the Bank received a letter
from the FHLB of Boston stating that it would lengthen the maturity restriction on new fixed term and fixed rate advances from six months to one year. See Note I to the Consolidated Financial Statements for information relating to advances from the FHLB of Boston. Coastal is also approved by the Federal Reserve Bank of Boston to obtain liquidity from its "Discount Window" provided that assets are pledged to the Federal Reserve Bank's satisfaction.

Unfunded loan commitments for December 31, 1995 and 1994 were approximately $8.0 million and $7.8 million, respectively, consisting primarily of home equity lines of credit secured by real estate. There were no standby letters of credit for the years ended December 31, 1995 and 1994.

The breakdown of such commitments is as follows:


(IN THOUSANDS)                                                  1995      1994
- ------------------------------------------------------------------------------

Real estate mortgage:
  Residential                                                 $  174    $   85
  Commercial                                                      --        --
Construction                                                      --        --
Commercial lines of credit                                       191       615
Consumer lines of credit                                       7,649     7,137
                                                              ------    ------
Total                                                         $8,014    $7,837
                                                              ------    ------
                                                              ------    ------


Coastal expects to fund these commitments through its traditional sources previously described and believes that liquidity is adequate.

LIQUIDITY - PARENT

On a parent company only basis, the Company conducts no separate operations.
Its business consists of the business of its banking subsidiary. In addition to the FDIC Note in the principal amount of $9.0 million issued by the Company to the FDIC on January 31, 1995 in connection with the settlement of the cross guaranty claim, the Company's expenses primarily include Delaware franchise taxes associated with the Company's authorized capital stock, certain legal and various other expenses. Expenses, including certain audit and professional fees, insurance and other expenses, are allocated between Coastal and the Company based upon the relative benefits derived. At December 31, 1995, the Company's assets (other than its investment in its subsidiary) consisted of $99,000 in cash and fixed assets of $8,000.

The principal source of cash for the Company is dividend payments from Coastal; however, as described in Note J to the Consolidated Financial Statements, there exist certain restrictions regarding the ability of Coastal to transfer funds.

Following the receipt of appropriate regulatory approvals, on November 30, 1994 and November 13, 1995 Coastal paid the Company cash dividends of $175,000 and $200,000, respectively, for certain current and anticipated operating expenses of the Company.

CAPITAL - COASTAL

The table below sets forth the regulatory capital requirements and capital ratios for Coastal at December 31, 1995:


(DOLLARS IN THOUSANDS)
- -------------------------------------------------------------------------

Tier 1 capital (Leverage) to total assets (1)ratio
- --------------------------------------------------
   Qualifying capital                                          $13,296
   Actual %                                                       9.19%
   Minimum requirement %                                          6.00%
   Average assets for fourth quarter                          $144,658

Tier 1 capital to risk-weighted assets
- --------------------------------------
   Qualifying capital                                          $13,296
   Actual %                                                      14.32%
   Minimum requirement %                                          4.00%

Total capital to risk-weighted assets
        (Tier 1 and Tier 2)
- -------------------------------------
   Qualifying capital                                          $14,475
   Actual %                                                      15.59%
   Minimum requirement %                                          8.00%
   Gross risk-weighted assets                                  $92,821


Note: As described in Note A to the Consolidated Financial Statements, the Memorandum of Understanding among Coastal, the FDIC and the Maine Bureau of Banking requires Coastal to maintain a Tier 1 capital to total assets ratio of 6.0% or greater. Coastal's Tier 1 capital to total assets ratio at December 31, 1995 was 9.19%.

(1) Calculated on an average quarterly basis

CAPITAL - COMPANY

The Federal Reserve capital adequacy guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995 and December 31, 1995, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or
(ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. The FDIC Note is not considered to be "debt held by the general public" for purposes of such capital guidelines. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets of 9.19%, 14.32%, and 15.59%, respectively, at December 31, 1995 were in complaince with such guidelines. If the Company were required to calculate its ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets on a consolidated basis, such ratios would be 2.74%, 4.27% and 5.54%, respectively.

The Company suspended the payment of cash dividends to its stockholders in the fourth quarter of 1989 and has not paid any cash dividends to its stockholders since that time. See Item 8, "Financial Statements and Supplementary Data -- Note J," for dividend restrictions.


RESULTS OF OPERATIONS

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994.

NET INCOME

For the year ended December 31, 1995, the Company had net income of $1.7 million compared to a net loss of $8.9 million at December 31, 1994. The improvement in earnings for 1995 is primarily attributable to three items: (i) the 1994 net loss included a $9.0 million extraordinary charge to earnings upon the issuance of a Note to the FDIC for the waiver and release of the cross guaranty claim against the Bank, (ii) a negative provision for loan losses in 1995 of $425,000, and (iii) a reduction in other expenses of $1.1 million. Each of these principal components of the Company's operating results is discussed below.

NET INTEREST INCOME

Net interest income for the year ended December 31, 1995 was $5.9 million, compared to $6.0 million for the year ended December 31, 1994. Included in the 1995 net interest income total is interest expense of $0.4 million for the Company's $9.0 million Note to the FDIC.

Changes in net interest income are caused by changes in interest rates, changes in the mix of earning assets and sources of funds, changes in the level of earning assets and sources of funds and changes in the amount of non-earning assets and non-interest sources of funds. Overall, the Company's interest income for 1995 decreased $73,000 as a result of a $973,000 reduction in interest income due to the decline in total interest earning assets, which was offset in part by an increase in interest income of $900,000 from higher rates received on interest earning assets. Interest expense increased by $124,000. This was the result of increased interest expense of $921,000 due to an increase in the rates paid on interest bearing liabilities partially offset by reduced interest expense of $797,000 associated with lower balances of interest bearing liabilities. For further detail, see the rate/volume analysis that follows.

PROVISION FOR LOAN LOSSES

The provision for loan losses for the year ended December 31, 1995 was $(425,000) as compared to $107,000 for the year ended December 31, 1994. In the fourth quarter of 1995, the Company posted a $675,000 provision expense reversal resulting from the determination by management that the level of the Allowance was at a level estimated to be in excess of that required to adequately cover the loss exposure estimated by management to be inherent within the loan portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Loan Losses."

The Company's policy is to fund the Allowance by charging operations in the form of provision for loan loss expense which represents estimated loss exposure based on periodic evaluations of the loan portfolio and current economic trends. The Company continues to hold a large concentration of commercial real estate loans. The ultimate collectibility of the Company's commercial real estate loan portfolio is particularly susceptible to changes in local real estate market conditions. Deterioration in the local economy or real estate market, or upward movement in interest rates, could have an adverse impact on the loan portfolio that could result in the need for increased provision for loan losses.

Management believes that the Allowance is adequate at December 31, 1995 and that foreclosed real estate is recorded at the lower of cost or estimated fair value (minus estimated costs to sell). While management uses available information to recognize losses on loans and real estate owned, future additions to the Allowance and write-downs may be necessary based on changes in the financial condition of various borrowers, new information that becomes available relative to various borrowers, loan real estate collateral or real estate owned, as well as changes in local, regional or national economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of real estate owned. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of real estate owned, based on their judgments on information available to them at the time of their examination.

OTHER INCOME

Other income in 1995, including investment securities gains and losses, was $572,000 as compared to $429,000 in 1994. This increase is primarily the result of a $132,000 charge to earnings in 1994 establishing a valuation reserve against the deferred mortgage servicing assets as a result of higher than anticipated prepayments of serviced loans.

OTHER EXPENSES

The following table summarizes 1995 and 1994 other expenses:


                                                                Increase
(DOLLARS IN THOUSANDS)                   1995        1994      (Decrease)
- -------------------------------------------------------------------------

Salaries and employee benefits         $2,092      $2,020        $   72
Occupancy                                 440         568          (128)
Net cost of operation of REO and ISR       56         527          (471)
Other operating expenses                2,606       3,163          (557)
                                       ------      ------       -------
                                       $5,194      $6,278       $(1,084)
                                       ------      ------       -------
                                       ------      ------       -------


The decrease in total expenses from 1994 to 1995 is mainly attributable to four items: (i) in 1994 the Company incurred $812,000 in expenses associated with the settlement of the cross guaranty claim versus approximately $300,000 in 1995, (ii) the net cost of REO declined by $471,000 ($258,000 from reduced expenses (net of revenues) resulting from fewer REO properties and decreased vacancies, and $213,000 resulting from a reduction in write downs from REO properties), (iii) the cost of FDIC insurance expense on deposits declined $216,000 resulting from a decrease in the Bank's assessment rate, and (iv) a reduction in occupancy expenses resulting from the closure of two banking offices in the second and third quarters of 1994.



COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993.

NET INCOME

For the year ended December 31, 1994, the Company had a net loss of $8.9 million, compared to net income of $0.7 million for the year ended December 31, 1993. This decrease was primarily attributable to two items. First, as a result of the consummation of the Amended and Restated Settlement Agreement on January 31, 1995, First Coastal issued to the FDIC a Note in the amount of $9.0 million in consideration of the waiver and release of the cross guaranty claim against the Bank. First Coastal recorded the Note and recognized an extraordinary charge to earnings in the amount of $9.0 million at December 31, 1994. Second, expenses related to the settlement of the cross guaranty claim totaled $812,000 for the year ended December 31, 1994.

NET INTEREST INCOME

Net interest income for the year ended December 31, 1994 was $6.1 million, an increase of $0.6 million as compared to $5.5 million for the year ended December 31, 1993. This increase is mainly attributable to a rising interest rate environment for the year ended December 31, 1994 and which resulted in an increase in rates on existing adjustable rate loans and investments. Notwithstanding the increased rate environment that was experienced throughout 1994, the Company's rates paid on deposit transaction accounts remained relatively unchanged, thereby increasing the spread on Earning Assets versus Sources of Funds, positively impacting net interest income. However, earning assets and sources of funds do not reprice in exactly the same manner as interest levels change. Another factor contributing to the increase in net interest income was the investment of interest earning deposits in higher earning securities of approximately $15.7 million throughout 1994.

PROVISION FOR LOAN LOSSES

The provision for loan losses for the year ended December 31, 1994 was $107,000 as compared to negative provision expense of $30,000 for the year ended December 31, 1993. In 1992 and 1991, significant provisions were made to recognize the perceived deteriorating real estate market. In 1993, there was present a more stable environment. Also, many of the previously recognized loan problems were worked out or reclassified to a foreclosed status. In addition, loan balance levels declined in 1993 and 1994 compared to prior years.

OTHER INCOME

Other income in 1994, including investment securities gains and losses, was $429,000 as compared to $1,422,000 in 1993. This decrease was primarily the result of a decrease in gain on sales of mortgage loans as a result of a steady reduction in loan origination volume caused by rising interest rates experienced during 1994; consequently, fewer mortgage backed securities were sold. Additionally, the Company posted an unrealized loss on loans held for sale of $134,000 in the second quarter of 1994. The 1994 servicing fee income for loans serviced for others reflects a $132,000 charge to earnings in establishing a valuation reserve against the deferred mortgage servicing asset as a result of higher than anticipated prepayments of serviced loans.

OTHER EXPENSES

The following table summarizes 1994 and 1993 other expenses:


                                                                Increase
(DOLLARS IN THOUSANDS)                   1994        1993      (Decrease)
- -------------------------------------------------------------------------

Salaries and employee benefits         $2,020      $2,218         $(198)
Occupancy                                 568         595           (27)
Net cost of operation of REO and ISR      527         593           (66)
Other operating expenses                3,163       2,752           411
                                       ------      ------          ----
                                       $6,278      $6,158          $120
                                       ------      ------          ----
                                       ------      ------          ----


The most significant increases in other operating expenses for the year ended December 31, 1994 were the expenses related to the settlement of the cross guaranty claim which amounted to $812,000 of which $677,000 was for legal expenses and $135,000 was for accounting and professional services. All other operating expense categories, exclusive of expenses related to the settlement of the cross guaranty claim, decreased by a net of $692,000, primarily resulting from staff reductions, two branch closures and normal cost cutting measures throughout most operating expense categories.

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and expense of the Company for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to: (i) changes in rates (change in rate multiplied by old volume); (ii) changes in volume (change in volume multiplied by old rate); and (iii) changes in rate/volume (change in rate multiplied by the changes in volume which is proportionately distributed to the volume and rate changes).

The table illustrates the relative effect of changes in interest rates and the Company's net earning assets on its net interest income.

                                                 Year Ended December 31, 1995
                                                         Compared to
                                                 Year Ended December 31, 1994
                                         ---------------------------------------
                                            Increase (Decrease)
                                                  Due to
                                         -----------------------
(IN THOUSANDS)                             Rate           Volume          Total
- --------------------------------------------------------------------------------
Interest income:
  Loans(1)                                 $450            $(887)         $(437)
  Investments held to maturity              123              160            283
  Investment available for sale              37               65            102
  Interest earning deposits                 294             (242)            52
  Assets held for sale                       (4)             (69)           (73)
                                          -----           ------         ------
    Total interest income                   900             (973)           (73)
                                          -----           ------         ------

Interest expense:
  Savings                                    67             (229)          (162)
  Other time deposits                       510               19            529
  FHLB advances                             (75)            (587)          (662)
  FDIC Note                                 419                -            419
                                          -----           ------         ------
    Total interest expense                  921             (797)           124
                                          -----           ------         ------
Net change in net interest income
  before provision for loan losses         $(21)           $(176)         $(197)
                                          -----           ------         ------
                                          -----           ------         ------


(1) For purposes of these computations, nonaccrual loans are included in the average balance volumes.


                                                 Year Ended December 31, 1994
                                                         Compared to
                                                 Year Ended December 31, 1993
                                         ---------------------------------------
                                            Increase (Decrease)
                                                  Due to
                                         -----------------------
(IN THOUSANDS)                             Rate           Volume          Total
- --------------------------------------------------------------------------------
Interest income:
  Loans(1)                                 $(32)         $(1,384)       $(1,416)
Investments                                  23              498            521
  Interest earning deposits                 252             (145)           107
  Assets held for sale                      (19)            (161)          (180)
                                          -----           ------           ----
    Total interest income                   224           (1,192)          (968)
                                          -----           ------           ----

Interest expense:
  Savings                                  (116)            (113)          (229)
  Other time deposits                      (218)            (365)          (583)
  FHLB advances                            (120)            (596)          (716)
                                          -----          -------           ----
    Total interest expense                 (454)          (1,074)        (1,528)
                                          -----           ------         ------
Net change in net interest
  income before provision
  for loan losses                          $678            $(118)        $  560
                                          -----           ------         ------
                                          -----           ------         ------


(1) For purposes of these computations, nonaccrual loans are included in the average balance volumes.

AVERAGE BALANCE SHEETS

The table below shows the major items that affected net interest income for each of the three years in the period ended December 31, 1995.


                                                                             Year Ended December 31,
                                             -----------------------------------------------------------------------------------
                                                         1995                         1994                         1993
                                             -------------------------    -------------------------    -------------------------
                                             Average            Yield/    Average            Yield/    Average            Yield/
                                             Balance  Interest    Rate    Balance  Interest    Rate    Balance  Interest    Rate
                                             -------------------------    -------------------------    -------------------------

ASSETS:
Loans (1)(2)                                $105,742   $ 9,642    9.12%  $115,940   $10,079    8.69%  $131,795   $11,494    8.72%
Investments
  Investments 1993                                                                                       3,692       194    5.25
  Available for sale(3)                        9,782       606    6.20      8,658       504    5.82         --        --      --
  Held to maturity                             7,917       494    6.24      4,504       210    4.68         --        --      --
Interest earning deposits                     15,889       945    5.95     21,808       894    4.10     26,747       787    2.94
Assets held for sale                             372        20    5.38      1,471        93    6.32      3,591       273    7.60
                                            --------   -------           --------   -------           --------   -------
Total interest earning assets                139,702    11,707    8.38    152,381    11,780    7.73    165,825    12,748    7.69
Noninterest earning assets                     6,444                       10,206                       15,880
                                            --------                     --------                     --------
Total assets                                $146,146                     $162,587                     $181,705
                                            --------                     --------                     --------
                                            --------                     --------                     --------

LIABILITIES:
Savings                                     $ 60,159   $ 1,644    2.73%  $ 68,911   $ 1,806    2.62%  $ 72,955   $ 2,035    2.79%
Other time deposits                           61,344     3,333    5.43     60,930     2,804    4.60     68,288     3,387    4.96
FHLB advances                                  7,253       454    6.26     15,296     1,116    7.30     22,679     1,832    8.08
FDIC Note(4)                                   9,000       419    4.66         25        --      --         --        --      --
                                            --------   -------           --------   -------           --------   -------
Total interest bearing liabilities           137,756     5,850    4.25    145,162     5,726    3.94    163,922     7,254    4.43
Noninterest bearing deposits                   4,973                        5,798                        6,132
Noninterest bearing liabilities                  565                        1,002                        1,844
Stockholders' equity                           2,852                       10,625                        9,807
                                            --------                     --------                     --------
Total liabilities and stockholders'equity   $146,146                     $162,587                     $181,705
                                            --------                     --------                     --------
                                            --------                     --------                     --------
Net interest income                                    $ 5,857                      $ 6,054                      $ 5,494
                                                       -------                      -------                      -------
                                                       -------                      -------                      -------
Net interest rate spread (5)                                      4.13%                        3.79%                        3.26%
Net interest margin (6)                                           4.19%                        3.97%                        3.31%


(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts outstanding.
(2) Included in interest income on loans are loan fees of $95,000, $277,000 and $251,000 for the years ended December 31, 1995, 1994 and 1993, respectively.
(3) Yields on available for sale securities are calculated based upon historical cost.
(4) The FDIC Note bears interest commencing upon issuance on January 31, 1995 at a rate of 5.0% for the first year and 6.5% for the second year.
(5) Return on interest earning assets less cost of interest bearing liabilities.
(6)  Net interest income divided by average earning assets.

IMPACT OF INFLATION  AND CHANGING PRICES

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature.
As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices, as discussed previously, have resulted in significant loan losses and losses on real estate acquired. Inflation, or disinflation, could continue to significantly affect the Company's earnings in future periods.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS
  FIRST COASTAL CORPORATION:

We have audited the accompanying consolidated balance sheets of First Coastal Corporation (the "Company") and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Coastal Corporation and subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note B to the consolidated financial statements, on January 1, 1995, the Company changed its method of accounting for impaired loans to adopt the provisions of Financial Accounting Standards Board Statement No. 114 and as of January 1, 1994, changed its method of accounting for investments to adopt the provisions of Financial Accounting Standards Board Statement No. 115.



Coopers & Lybrand, L.L.P.
Portland, Maine
February 5, 1996

CONSOLIDATED BALANCE SHEETS
First Coastal Corporation and Subsidiary


                                                                                     December 31,
                                                                           -------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)                             1995                   1994
- ----------------------------------------------------------------------------------------------------------

ASSETS
Noninterest earning deposits and cash - Note C                               $4,466                 $4,701
Interest earning deposits                                                     4,375                  6,636
                                                                             ------                 ------
  Cash and Cash Equivalents                                                   8,841                 11,337

Federal funds sold                                                           10,000                 10,000

Trading securities                                                                -                    915

Investment securities - Note D:
 Held-to-maturity                                                            11,786                  6,822
 Available-for-sale (at market value)                                         7,926                  9,924
                                                                             ------                 ------
                                                                             19,712                 16,746

Federal Home Loan Bank stock-at cost                                          1,315                  1,315
Assets held for sale - Note B                                                   281                    185

Loans - Note E                                                              100,550                109,656
Less:Deferred loan fees, net                                                    (22)                   (31)
     Allowance for loan losses - Note F                                      (2,659)                (4,042)
                                                                            -------                -------
                                                                             97,869                105,583

Premises and equipment - Note G                                               3,073                  2,941
Accrued income receivable                                                     1,004                    783
Real estate owned and repossessions                                           1,973                  2,925
Other assets                                                                  1,385                  1,482
                                                                           --------               --------
  TOTAL ASSETS                                                             $145,453               $154,212
                                                                           --------               --------
                                                                           --------               --------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits - Note H                                                          $125,665               $130,037
Advances from Federal Home Loan Bank - Note I                                 6,000                 12,612
FDIC Note - Note A                                                            9,000                  9,000
Accrued expenses and other liabilities                                          791                    549
                                                                            -------                -------
  TOTAL LIABILITIES                                                         141,456                152,198

STOCKHOLDERS' EQUITY - NOTES J AND K
Preferred stock, $1 par value; Authorized
 1,000,000 shares; none outstanding
Common Stock, $1 par value: Authorized
 6,700,000 shares; issued and outstanding
 1995 and 1994 - 600,361 shares - Note K                                        600                    600
Paid-in capital                                                              29,375                 29,375
Retained earnings (deficit)                                                 (26,016)               (27,676)
Unrealized gain (loss) on available for sale securities                          38                   (285)
                                                                           --------               --------
  TOTAL STOCKHOLDERS' EQUITY                                                  3,997                  2,014
                                                                           --------               --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $145,453               $154,212
                                                                           --------               --------
                                                                           --------               --------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS
First Coastal Corporation and Subsidiary


                                                                       Year Ended December 31,
                                                              --------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                         1995           1994           1993
- ----------------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME
 Interest and fees on loans                                     $9,662        $10,172        $11,767
 Interest and dividends on investment securities:
     Taxable interest income                                       832            425             69
     Dividends                                                     268            290            125
Other interest income                                              945            893            787
                                                              --------       --------       --------
Total Interest and Dividend Income                              11,707         11,780         12,748


INTEREST EXPENSE
Deposits - Note H                                                4,977          4,610          5,422
Borrowings:
     Advances from Federal Home Loan Bank                          454          1,116          1,832
     FDIC Note                                                     419              -              -
                                                              --------       --------       --------
Total Interest Expense                                           5,850          5,726          7,254
                                                              --------       --------       --------
Net Interest Income Before Provision for Loan Losses             5,857          6,054          5,494

Provision for loan losses - Note F                                (425)           107            (30)
                                                              --------       --------       --------
Net Interest Income After Provision for Loan Losses              6,282          5,947          5,524

OTHER INCOME
Service charges on deposit accounts                                257            284            300
Other service charges and fees                                      78             81             67
Gain (loss) on investment securities transactions                   (4)            38             99
Gain (loss) on sales of mortgage loans                              17             (8)           606
Other                                                              224             34            350
                                                              --------       --------       --------
                                                                   572            429          1,422
                                                              --------       --------       --------
OTHER EXPENSES
Salaries and employee benefits - Note L                          2,092          2,020          2,218
Occupancy - Note G                                                 440            568            595
Net cost of operation of real estate owned                          56            527            593
Other - Note P                                                   2,606          3,163          2,752
                                                              --------       --------       --------
                                                                 5,194          6,278          6,158
                                                              --------       --------       --------
Income Before Income Taxes,
   Minority Interest and Extraordinary Item                      1,660             98            788
Income tax benefit - Note M                                          -              -             (4)
Minority interest                                                    -              -             44
                                                              --------       --------       --------

INCOME BEFORE EXTRAORDINARY ITEM                                 1,660             98            748
EXTRAORDINARY ITEM -
Charge to earnings as a result of the settlement
   of the cross guaranty claim - Note A                              -          9,000              -
                                                              --------       --------       --------
NET INCOME (LOSS)                                              $ 1,660        $(8,902)        $  748
                                                              --------       --------       --------
                                                              --------       --------       --------

PER SHARE AMOUNTS
Weighted Average Shares Outstanding - Note K                   600,361        600,361        600,361
Income Per Share before Extraordinary item                      $ 2.77         $  .16        $  1.25
                                                              --------       --------       --------
                                                              --------       --------       --------
Net Income (Loss) per share                                     $ 2.77        $(14.83)       $  1.25
                                                              --------       --------       --------
                                                              --------       --------       --------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
First Coastal Corporation and Subsidiary


                                                                                                 Net
                                                                                          Unrealized
                                                                                          Gain (Loss)
                                                                             Retained   on Available
                                                 Common        Paid-In       Earnings       for Sale
(IN THOUSANDS)                                    Stock        Capital       (Deficit)    Securities          Total
- -------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992                    $6,007        $22,645       $(19,522)             -         $9,130
     Reverse stock split;
     One-for-ten - Note K                        (5,407)         5,407              -              -              -
                                              ---------      ---------      ---------      ---------      ---------
Balances at December 31, 1992,
  as restated                                       600         28,052        (19,522)             -          9,130
     1993 net income                                                              748              -            748
                                              ---------      ---------      ---------      ---------      ---------
Balances at December 31, 1993                       600         28,052        (18,774)                        9,878
     1994 net loss                                                             (8,902)                       (8,902)
     Increase in net unrealized loss on
       available for sale securities                  -              -              -        $  (285)          (285)
     Repurchase of minority interest                  -          1,323              -              -          1,323
                                              ---------      ---------      ---------      ---------      ---------
Balances at  December 31, 1994                      600         29,375        (27,676)          (285)         2,014
     1995 net income                                                            1,660                         1,660
     Increase in net unrealized gain on
       available for sale securities                  -              -              -            323            323
                                              ---------      ---------      ---------      ---------      ---------
Balances at December 31, 1995                    $  600        $29,375       $(26,016)      $     38        $ 3,997
                                              ---------      ---------      ---------      ---------      ---------
                                              ---------      ---------      ---------      ---------      ---------



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    Year Ended December 31,
First Coastal Corporation and Subsidiary                                                     -------------------------------------
(IN THOUSANDS)                                                                                 1995           1994           1993
- ----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Income (loss)                                                                             $1,660        $(8,902)          $748
Adjustments to reconcile net income to net cash provided by operating activities:
  Charge to earnings as a result of the settlement of the cross guaranty claim                     -          9,000              -
  Provision for loan losses                                                                     (425)           107            (30)
  Writedowns of REO and ISR                                                                       13            226            467
  Depreciation and amortization                                                                  292            300            323
  Amortization of investment security (discounts)                                               (248)          (183)            (2)
  Realized investment securities (gains) losses                                                    4            (38)           (99)
  (Gains) losses from assets held in trading accounts                                            (33)            93              -
  Realized (gains) on assets held for sale                                                       (17)            (8)          (606)
  (Increase) decrease in trading account securities                                              948         (1,008)             -
  Loans originated and acquired for resale                                                    (3,376)        (3,497)       (14,542)
- ----------------------------------------------------------------------------------------------------------------------------------
  Sales of loans originated and acquired for resale                                            3,297          6,741         18,609
- ----------------------------------------------------------------------------------------------------------------------------------
  Decrease (increase) in interest receivable                                                    (221)           (78)           252
  Increase (decrease) in interest payable                                                        392            (45)           (77)
  Net change in other assets                                                                   1,988          4,016          5,991
  Net change in other liabilities                                                               (150)          (129)           182
                                                                                             -------        -------        -------
Net cash provided by operating activities                                                      4,124          6,595         11,216

INVESTING ACTIVITIES
  (Increase) in federal funds sold                                                                 -        (10,000)             -
  Maturities of securities                                                                         -              -          1,233
  Maturities of securities held to maturity                                                    8,000            634              -
  Sales of securities                                                                              -              -          7,069
  Sales of securities available for sale                                                       2,324            233              -
  Purchases of investment securities                                                               -              -         (5,176)
  Purchases of investment securities available for sale                                           (2)        (8,990)             -
  Purchases of investment securities held to maturity                                        (12,721)        (6,648)             -
  Net change in loans                                                                          7,187         12,306         19,924
  Net (purchases) of premises and equipment                                                     (424)           (86)            (2)
  Decrease in Federal Home Loan Bank Stock                                                         -              -            344
                                                                                             -------        -------        -------
Net cash provided (used) by investing activities                                               4,364        (12,551)        23,392

FINANCING ACTIVITIES
  Net change in deposits                                                                      (4,372)       (10,550)       (15,731)
  Proceeds from borrowings                                                                         -              -          5,000
  Payments on borrowings                                                                      (6,612)        (5,496)        (8,141)
  Purchase of Coastal Bancorp's minority interest                                                  -           (200)             -
                                                                                             -------        -------        -------
Net cash used by financing activities                                                        (10,984)       (16,246)       (18,872)
                                                                                             -------        -------        -------

Increase (decrease) in cash and cash equivalents                                              (2,496)       (22,202)        15,736
Cash and cash equivalents at beginning of period                                              11,337         33,539         17,803
                                                                                             -------        -------        -------
Cash and cash equivalents (interest and non- interest bearing) at end of period              $ 8,841        $11,337        $33,539
                                                                                             -------        -------        -------
                                                                                             -------        -------        -------

NONCASH INVESTING AND FINANCING ACTIVITIES
  FDIC Note                                                                                        -         $9,000              -
  Change in unrealized holding losses on investment securities available for sale               $323            285              -
  Securities available for sale collateralized by portfolio mortgage loans                         -          1,003              -
  Transfer of loans to real estate owned and in-substance repossessions                          952            827         $2,847



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Notes to Consolidated Financial Statements
First Coastal Corporation and Subsidiary
December 31, 1995

NOTE A. REGULATORY MATTERS

SETTLEMENT OF FDIC CROSS GUARANTY CLAIM

On September 6, 1991, First Coastal Corporation (the "Company") announced that its Connecticut subsidiary, Suffield Bank, was placed into receivership by the Connecticut Banking Department and the Federal Deposit Insurance Corporation ("FDIC") was appointed as the receiver. Under the Federal Deposit Insurance Act ("FDIA"), as amended by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), commonly-controlled depository institutions such as Suffield Bank and Coastal Savings Bank ("Coastal" or the "Bank") are liable for any loss incurred by the FDIC, or any loss which the FDIC reasonably anticipates incurring, in connection with the default of one or more of the commonly-controlled institutions. The FDIC had up to two years from September 6, 1991 to assert a cross guaranty claim against the Bank.

On September 3, 1991, the Company announced that Coastal had filed an application with the FDIC for a waiver of any cross guaranty liability arising from Suffield Bank. On September 9, 1992, the FDIC notified Coastal that it had denied this request. The FDIC also indicated that it had authorized the issuance of an assessment of liability under the cross guaranty provision and claimed an anticipated loss to the Bank Insurance Fund resulting from the failure of Suffield Bank in an amount which, if successfully asserted, would likely result in the appointment of a receiver for Coastal. The FDIC delegated to the Director of Supervision the authority to negotiate a settlement of the cross guaranty liability prior to issuing a notice of assessment. On September 1, 1993, the FDIC notified Coastal that it had until February 14, 1994 or such later date as may be extended by the FDIC, to reach a settlement with the FDIC over the FDIC's cross guaranty claim against Coastal resulting from the September 1991 failure of Suffield Bank. In establishing a February 14, 1994 deadline for payment of the cross guaranty liability, the FDIC indicated that its intention was to negotiate a reasonable settlement of the cross guaranty claim, which would enable the FDIC to maximize its recovery of losses incurred as a result of the failure of the affiliated Suffield Bank.

On April 26, 1994, the Company, Coastal Bancorp ("Bancorp") and the Bank entered into a definitive Settlement Agreement with the FDIC (the "Original Settlement Agreement"). The Original Settlement Agreement provided that in consideration for the waiver of the FDIC's cross guaranty claim against the Bank, the FDIC would receive shares of a new class of convertible preferred stock of Coastal, representing on conversion a 95% ownership position in the Bank. The waiver of the cross guaranty claim was conditional and would become final and unconditional upon the earlier of the date on which no shares of the convertible preferred stock were outstanding or three years after the closing date of the settlement, provided there had been no judicial determinations (or pending actions asserting) that the stock was not validly issued, fully paid or non-assessable.

Pursuant to the Original Settlement Agreement, the preferred stock would automatically convert to common stock upon its sale by the FDIC to any third party. The outstanding common stock of

Coastal, representing a 5% ownership interest in the Bank on a post conversion basis, would continue to be held by the Company. While the preferred stock was to be voting stock, the FDIC agreed to grant a revocable proxy to Coastal so that such shares would be voted in proportion to the votes cast by the other holders of the Bank's common stock, subject to certain exceptions and limitations.

In connection with the execution of the Original Settlement Agreement, Bancorp paid the FDIC $200,000 and the FDIC delivered to Bancorp the shares of preferred and common stock it held in Bancorp as receiver of Suffield Bank and a waiver and release with respect to any rights related to the stock. As a result of Bancorp's purchase of the stock, First Coastal became the owner of 100% of the outstanding capital stock of Bancorp.

On July 20, 1994, prior to the Company submitting the Original Settlement Agreement to its stockholders for approval, the United States Court of Federal Claims issued an opinion in a case captioned BRANCH V. UNITED STATES, No. 93-133C ("Branch"), which raised significant taking issues under the U.S. Constitution adverse to the FDIC in connection with its assertion of cross guaranty claims. After considering the BRANCH decision, the Boards of Directors of the Company and the Bank concluded that it was in the best interests of the Company, the Bank and the Company's stockholders to seek to modify the terms of the Original Settlement Agreement.

Following extensive negotiations by the parties, the FDIC, the Company and the Bank entered into the Amended and Restated Settlement Agreement dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"), providing for the settlement of the FDIC's cross guaranty claim against the Bank.

On January 31, 1995, following the receipt of stockholder approval, the Company, Coastal and the FDIC consummated the Amended and Restated Settlement Agreement, pursuant to which the Company issued to the FDIC a non-recourse promissory note (the "Note" or the "FDIC Note") in the principal amount of $9.0 million in consideration of the unconditional and irrevocable waiver and release of the cross guaranty claim. As a result of the consummation of the Amended and Restated Settlement Agreement, the Company recognized an extraordinary charge to earnings of $9.0 million in the financial statements for the year ended December 31, 1994. The Company's obligations under the Note are secured by a pledge by the Company of 100,000 shares of common stock, par value $1.00 per share, of the Bank ("CSB Common Stock"), representing 100% of the outstanding CSB Common Stock, pursuant to a Stock Pledge Agreement between the Company and the FDIC dated January 31, 1995 (the "Stock Pledge Agreement"). The Stock Pledge Agreement provides that the Company retains the right to receive all cash dividends declared and paid on the pledged shares of CSB Common Stock and to exercise all voting rights with respect to such shares for so long as no event of default exists thereunder. Payment of principal and interest under the Note is deferred until the "Maturity Date," which is January 31, 1997. If prior to such Maturity Date the Company and the Bank have entered into a definitive agreement regarding either an acquisition or recapitalization of the Company and the Bank that, in either case, provides the Company with proceeds sufficient to pay the FDIC the unpaid principal amount and interest under the Note, the Maturity Date will be extended until the earlier of (i) July 31, 1997, (ii) the first business day following January 31, 1997 on which such definitive agreement is terminated or (iii) the date of closing of the acquisition or recapitalization of the Company and the Bank.

The Note bears interest (i) at a rate per annum equal to 5% from January 31, 1995 through February 1, 1996 and at a rate per annum equal to 6.5% thereafter (compounded quarterly) to and including the earlier of (x) the date on which the FDIC receives payment of the unpaid principal amount and accrued interest in full or (y) the day prior to the Maturity Date; or alternatively, in the event that there is an acquisition of the Bank by a third party, (ii) in an aggregate amount equal to one half of any proceeds over $11.5 million received by the Company from the sale of the Bank. The Amended and Restated Settlement Agreement provides that if the Bank is sold prior to the Maturity Date, the aggregate consideration paid by the acquiror in connection with such transaction will be distributed in satisfaction of the Company's obligations under the Note as follows: the first $9.0 million will be paid to the FDIC, the next $2.5 million of such consideration will be paid to the Company, and any consideration over $11.5 million will be divided equally between the FDIC and the Company.

On January 31, 1996, the Company announced that it intends to pursue a recapitalization of the Company as the means to facilitate the satisfaction of the Company's $9.0 million FDIC Note. As part of the recapitalization, the Company expects to raise approximately $3.0 to $4.0 million through an offering of its common stock, including a rights offering to the Company's existing stockholders. The offering will be made only by means of a prospectus. In addition to the proceeds from the common stock offering, the Company also expects to use funds derived from dividends from the Bank and the proceeds from a loan to satisfy its obligation under the FDIC Note. The recapitalization and related transactions are subject to a number of conditions, including the receipt of appropriate regulatory approvals, and there can be no assurance that such recapitalization and related transactions will be consummated or that the Company will be successful in repaying the FDIC Note. The Company anticipates that the recapitalization would be completed in the third quarter of 1996.

FDIC ORDER TO CEASE AND DESIST AND MEMORANDUM OF UNDERSTANDING

Effective as of January 23, 1992, Coastal consented to an Order to Cease and Desist (the "Order") issued by the FDIC and concurred with by the Maine Bureau of Banking (the "Maine Bureau of Banking"). The Order required Coastal to cease and desist from operating with an excessive volume of adversely classified assets, engaging in any lending or management practices which are detrimental to the Bank, engaging in violations of applicable laws and regulations, operating with inadequate loan documentation, engaging in practices which produce inadequate operating income and excessive loan losses, operating with inadequate allowance for loan losses for the kind and quality of loans held, failing to submit Reports of Condition and Income to the FDIC in accordance with instructions, operating with inadequate liquidity and operating with excessive interest rate risk exposure. The Order also required that certain affirmative actions be taken relating to the preparation of certain plans and analyses and the maintenance of specified capital ratios.

Effective December 8, 1994, the FDIC terminated the Order. The Order was replaced with a Memorandum of Understanding ("Memorandum") among the Bank, the FDIC and the Maine Bureau of Banking effective as of November 22, 1994. The Memorandum provides, among other things, that (i) the Bank continue to maintain its allowance for loan and lease losses in accordance with applicable regulatory requirements, (ii) the Board of Directors of the Bank continue to review the adequacy of the Bank's loan and lease loss reserves and provide for adequate reserves, (iii) the Bank continue to have a Tier 1 capital to total assets ratio at or in excess of 6.0%, (iv) the Bank continue to comply with the FDIC's Statement of Policy on Risk-Based Capital, (v) the Bank provide monthly progress reports regarding substandard or doubtful assets, (vi) the Bank agree not to extend or renew credit to, or for the benefit of, any borrower who or which has a loan or other extension of credit with the Bank that has been charged-off or classified in whole or in part, loss, doubtful or substandard and is uncollected unless certain conditions are met, (vii) the Bank not declare or pay any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking, and (viii) the Bank continue to furnish written progress reports detailing the form and manner of any action taken to seek to secure compliance with the Memorandum. In addition, the Board of Directors is required to develop a written plan of action to reduce the Bank's risk position with respect to each borrower who had outstanding principal debt owing to the Bank in excess of $500,000 and for the formulation of a strategic plan and policies covering investments, funds management and various lending policies.

FEDERAL RESERVE MEMORANDUM OF UNDERSTANDING

In March 1988, the Company entered into a Memorandum of Understanding with the Federal Reserve Bank of Boston which provided, among other things, for the formulation of plans and policies covering capital adequacy, funds management, the Company's management information system and the adoption of a written dividend policy consistent with the policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve") regarding the payment of cash dividends by bank holding companies. Management originally addressed these matters by developing plans and policies which were submitted to the Federal Reserve in 1988, and updated such plans and policies in 1992 and 1995. Effective March 13, 1995, the Federal Reserve Bank of Boston terminated the Memorandum of Understanding.

NOTE B.  ACCOUNTING POLICIES

BUSINESS

First Coastal Corporation (formerly Suffield Financial Corporation), a Delaware Corporation, was organized in January 1987 for the purpose of becoming the parent holding company of Suffield Bank following Suffield Bank's conversion from mutual to stock form. The Company acquired Coastal Bancorp, a Maine corporation, which was the bank holding company of Coastal Savings Bank, a Maine chartered, stock savings bank, on April 1, 1987. On September 6, 1991, Suffield Bank was placed in receivership by the Connecticut Department of Banking, leaving the Bank as the Company's principal operating subsidiary. On July 26, 1994, Coastal Bancorp was dissolved with the effect that the Bank became a direct wholly-owned subsidiary of the Company. The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial and small business loans. Deposits are federally insured by the Bank Insurance Fund ("BIF"), which is administered by the FDIC.

Coastal Savings Bank was formed in 1981 as a Maine-chartered savings bank through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively. On July 11, 1984, the Bank completed its conversion to a Maine stock savings bank.

BASIS OF PRESENTATION

The consolidated financial statements of the Company and subsidiary have been prepared in conformity with generally accepted accounting principles and reporting practices applied in the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Prior period amounts are reclassified when necessary to conform with the current year's presentation. Set forth below is a summary of the significant accounting policies.

Most of the Company's commercial real estate loans as of December 31, 1995 are collateralized by real estate in Maine which has experienced a significant decline in value since the market peak in the late 1980's. In addition, all of the real estate owned ("REO") are located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of REO have been impacted by this real estate market decline and are particularly susceptible to changes in market conditions in Maine.

While management uses available information to recognize losses on loans and REO, future additions to the allowance for loan losses ("Allowance") or writedowns may be necessary based on changes in economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of REO. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of REO based on their judgments of information available to them at the time of their examination.

NEW ACCOUNTING STANDARDS

In May 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard (SFAS) No. 122, MORTGAGE SERVICING RIGHTS, which amends FASB Statement No. 65, ACCOUNTING FOR CERTAIN MORTGAGE BANKING ACTIVITIES. This standard eliminates the distinction between purchased and originated mortgage servicing rights and establishes the use of a valuation allowance to recognize any impairment in the fair value of mortgage servicing rights. The Company believes that there will be no material impact to its financial position and results of operations upon adopting FASB Statement No. 122 when required in 1996.

In addition, during October 1995, FASB issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which establishes fair-value based accounting to recognize compensation expense related to stock-based transactions. For employers, the fair-value based recognition provisions are not mandatory; however certain disclosure requirements are provided. The Company intends to comply with the disclosure requirements when required in 1996 and expects no material impact to its financial statements or results of operations upon adoption.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVESTMENT SECURITIES

Effective January 1, 1994, with the implementation of FASB Statement No. 115, investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Investment securities held to maturity are stated at cost adjusted for amortization of bond premiums and accretion of bond discounts. There was no effect to the Company's financial statements or results of operations on January 1, 1994 as a result of implementing FASB Statement No. 115. For the year ended December 31, 1995, investment securities classified as available for sale increased in fair value by $323,000 as a result of declining interest rates.

As of December 31, 1995, the Company's investment accounting policy states that all securities purchased with an original maturity of over one year, other than mortgage backed securities originated by the Bank with current loan production, will be classified as available for sale. Securities purchased with an original maturity of one year or less, or callable U.S. government agency notes, will be considered held-to-maturity. Mortgage backed securities originated by the Bank with current loan productions, will be classified as trading securities.

ASSETS HELD FOR SALE STATED AT MARKET VALUE

Assets held for sale, consisting primarily of residential mortgages originated for the purpose of potential sale, are valued at the lower of cost or market.

LOANS

Interest on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest income is discontinued when a loan becomes delinquent and, in management's opinion, borrowers may be unable to meet contractual obligations. Such accrual is discontinued where interest or principal is 90 days or more past due, unless the loans are deemed to be adequately secured and in the process of collection. In these instances, interest is recognized only when received. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in prior years is charged to the Allowance.

Loan origination fees and certain direct loan origination costs are deferred and the new amount amortized as an adjustment to the related loan yield over the estimated contractual life of the loan.

ALLOWANCE FOR LOAN LOSSES

The Allowance is maintained at a level believed adequate by management to absorb potential losses inherent in the current loan portfolio. Management's determination of the adequacy of the Allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, growth and diversification of the loan portfolio, the results of the most recent regulatory examinations, the nature and level of nonperforming assets, impaired loans and loans that have been identified as potential problems, the adequacy of collateral and other relevant factors. The Allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged off.

The Company adopted FASB Statement No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, on January 1, 1995. Under the new standard, a loan is considered impaired, based on current information and events, IF THERE IS A HIGH PROBABILITY that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management identifies impaired loans on a loan-by-loan basis. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, with the exception of all collateral-dependent loans, which are measured for impairment based on the fair value of the collateral. The adoption of FASB Statement No. 114 resulted in no additional provision for loan losses as determined at January 1, 1995 and December 31, 1995.

REAL ESTATE OWNED ("REO")

REO, other than bank premises, consists of properties acquired through mortgage loan foreclosure proceedings or in satisfaction of loans. REO is initially recorded at the lower of cost or fair value (minus estimated costs to sell) at the date of foreclosure and any difference is charged to the Allowance at the time of reclassification. Subsequently, the values of such properties are reviewed by management and writedowns, if any, are charged to expense.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated provisions for depreciation and amortization, computed using the straight-line method over estimated useful lives.

INCOME TAXES

The Company adopted FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES, in 1993 which requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. At December 31, 1995, the Company estimated that net operating loss ("NOL") carryforwards for federal income tax return purposes of $6.8 million were available to offset future taxable income. Due to the uncertainty that the benefit of net deferred tax assets will be realized, a full valuation allowance has been recorded at December 31, 1995 and December 31, 1994.

D

RETIREMENT BENEFITS

Coastal has a non-contributory defined benefit pension plan covering substantially all of their officers and employees. The benefit formula is based on a covered employee's final average compensation and credited service. The funding policy for this plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Bank may periodically determine to be appropriate.

NOTE C. NONINTEREST EARNING DEPOSITS AND CASH

Noninterest bearing deposits and cash balances at December 31, 1995 are subject to withdrawal and usage restrictions of $100,000 to be maintained at the Federal Reserve Bank of Boston to meet Coastal's reserve requirements.

NOTE D. INVESTMENT SECURITIES

The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1995:



                                                              December 31, 1995
                                        --------------------------------------------------------
                                                             Fair          Gross          Gross
                                         Amortized         Market     Unrealized     Unrealized
(IN THOUSANDS)                                Cost          Value          Gains         Losses
- ------------------------------------------------------------------------------------------------
Available for Sale:
  U.S. government obligations              $ 4,998        $ 5,014        $    23        $    (7)
  Mortgage backed securities                   765            787             22              -
  Equity/mutual fund                         2,000          2,000              -              -
  Other                                        125            125              -              -
                                           -------        -------        -------        -------
                                           $ 7,888        $ 7,926        $    45        $    (7)
                                           -------        -------        -------        -------
                                           -------        -------        -------        -------

Held to Maturity:
  U.S. government obligations              $   993         $  995        $     2              -
  U.S. government agency
    callable notes                          10,793         10,914            121              -
                                           -------        -------        -------        -------
                                           $11,786        $11,909        $   123              -
                                           -------        -------        -------        -------
                                           -------        -------        -------        -------


The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1994:


                                                              December 31, 1994
                                        --------------------------------------------------------
                                                             Fair          Gross          Gross
                                         Amortized         Market     Unrealized     Unrealized
(IN THOUSANDS)                                Cost          Value          Gains         Losses
- ------------------------------------------------------------------------------------------------
Available for sale:
  U.S. government obligations              $ 4,993         $4,852              -         $ (141)
  Mortgage backed securities                   896            858              -            (38)
  Equity/mutual fund                         4,000          3,894              -           (106)
  Other                                        320            320              -              -
                                           -------        -------        -------        -------
                                           $10,209         $9,924              -         $ (285)
Held to maturity:
                                           -------        -------        -------        -------
                                           -------        -------        -------        -------
  U.S. government obligations               $6,822         $6,792              -          $ (30)
                                           -------        -------        -------        -------
                                            $6,822         $6,792              -          $ (30)
                                           -------        -------        -------        -------
                                           -------        -------        -------        -------

Trading securities:
  Mortgage backed securities                $1,008          $ 915              -          $ (93)
                                           -------        -------        -------        -------
                                            $1,008          $ 915              -          $ (93)
                                           -------        -------        -------        -------
                                           -------        -------        -------        -------


The following is a summary of gross realized gains and losses on investment securities sold for 1995, 1994 and 1993. The 1995 and 1994 security gains and losses were all related to securities classified as available for sale. For computation of gross realized gains and losses, cost was determined by the specific identification method.


                                                                               December 31,
                                             --------------------------------------------------------------------------------
                                                    1995                          1994                          1993
                                               Gross Realized                Gross Realized                Gross Realized
(IN THOUSANDS)                               Gains         Losses          Gains         Losses          Gains         Losses
- -----------------------------------------------------------------------------------------------------------------------------
Sales of:
U.S. government obligations                      -              -              -              -          $  62              -
U.S. government agency                       $   1              -              -              -             59              -
Mortgage-backed securities                       -              -              -              -              -              -
Equity securities                                7          $ (12)         $  38              -              -          $ (22)
                                            ------         ------         ------         ------         ------         ------
                                             $   8          $ (12)         $  38              -           $121          $ (22)
                                            ------         ------         ------         ------         ------         ------
                                            ------         ------         ------         ------         ------         ------


The following table represents the contractual maturities for investments in debt securities for each major security type at December 31, 1995:


                                                            December 31, 1995
                                          -----------------------------------------------------
                                                                 Maturing
                                          -----------------------------------------------------
                                                        After One     After Five
                                            Within     But Within     But Within       After
(IN THOUSANDS)                            One Year     Five Years      Ten Years     Ten Years
- -----------------------------------------------------------------------------------------------
Available for sale:
  U.S. government obligations               $4,020         $  994                             -
  Mortgage backed securities                     -              -              -         $  787
                                        ----------     ----------     ----------     ----------
                                            $4,020         $  994              -         $  787
                                        ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------


Held to maturity:
  U.S. government obligations               $  993              -             -               -
  U.S. government agency callable
    notes (final maturity)                       -         $8,991         $1,802              -
                                        ----------     ----------     ----------     ----------
                                            $  993         $8,991         $1,802              -
                                        ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------


Investment securities gains and losses as reported in the consolidated statement of operations include for the years ended 1995, 1994 and 1993, a loss of $4,000, a gain of $38,000 and a loss of $99,000, respectively.

At December 31, 1995, the Company had $200,000 of securities pledged as collateral to secure public and private deposits.


NOTE E. LOANS

Loans consisted of the following:
                                                    December 31,
                                               -----------------------
(IN THOUSANDS)                                   1995           1994
- ----------------------------------------------------------------------
Real estate mortgage loans:
  Residential                                  $ 30,966       $ 33,158
  Commercial                                     50,797         57,997
Commercial and industrial loans                   2,524          2,510
Consumer and other loans                         16,263         15,991
                                               --------       --------
                                               $100,550       $109,656
                                               --------       --------
                                               --------       --------


Included in interest and fees on loans as reported in the consolidated statements of operations are origination, commitment, late charges and application fees for the years ended December 31, 1995, 1994 and 1993 of $95,000, $277,000, and $251,000, respectively.

As of December 31, 1995 and 1994, the Company was servicing loans for others of $53.7 million and $57.0 million, respectively. As of December 31, 1995 and 1994, Coastal had approximately $1,504,000 and $1,468,000 in excess residential mortgage servicing fees reflected in other assets. This amount is being amortized over the expected average life of the loans. Accumulated amortization was approximately $663,000 and $464,000 at December 31, 1995 and 1994, respectively. As of December 31, 1995 and 1994, the Bank reflects a valuation reserve of $132,000 against the deferred mortgage servicing asset as a result of higher than anticipated prepayments on serviced loans.

At December 31, 1995, Coastal had no binding commitments for the sale of mortgage loans held for sale.

At December 31, 1995, Coastal had $12,136,281 of loans pledged to the Federal Home Loan Bank ("FHLB") of Boston as collateral for outstanding advances of $6,000,000.

Information with respect to nonperforming loans was as follows:

                                                December 31,
                                  ------------------------------------
(IN THOUSANDS)                      1995           1994           1993
- ----------------------------------------------------------------------

Nonaccrual loans                  $1,948         $4,340         $1,220
Accruing loans past due
  90 days or more                    169            258            249
Restructured loans                 3,427          1,483          4,212
                                  ------         ------         ------

                                  $5,544         $6,081         $5,681
                                  ------         ------         ------
                                  ------         ------         ------

Interest income recognized on nonaccrual and restructured loans totaled $406,000, $154,000 and $280,000 in 1995, 1994 and 1993, respectively. Had interest income on these year-end loans been paid at the contracted rates and due dates, the Company would have recorded additional interest income in 1995, 1994 and 1993 of $81,000, $130,000 and $28,000, respectively.

Management reviews impaired loans on a case by case basis. If management believes there is a high probability of a loss of principal or interest, then such loans are determined to be impaired. At December 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with FASB Statement No. 114 totaled $3.7 million, of which $230,000 related to loans with no allocated reserve because the loans have been partially written down through charge-offs and $3.5 million related to loans with corresponding allocated reserves of $398,000 (representing 15% of the Allowance of $2.7 million) for the year ended December 31, 1995. Included in the impaired loans total is $301,000 in nonaccrual loans and $3.4 million in restructured loans.

Impaired loans consisted of the following:

(IN THOUSANDS)                                          December 31, 1995
- -------------------------------------------------------------------------

Real estate mortgage loans:
  Residential                                                  $   301
  Commercial                                                     3,427
Real estate construction loans                                       -
Commercial and industrial loans                                      -
Consumer and other loans                                             -
                                                               -------
                                                               $ 3,728
                                                               -------
                                                               -------

All impaired loans were secured by real estate at December 31, 1995 and accounted for by the lower of the fair value of the collateral or amortized book value.

Unfunded loan commitments for December 31, 1995 and 1994 were approximately $8.0 million and $7.8 million, respectively, consisting primarily of home equity lines of credit secured by real estate. There were no standby letters of credit for the years ended December 31, 1995 and 1994.

Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses. Coastal obtains collateral to secure loans based upon management's credit assessment of the borrower. Collateral held varies but may include receivables, inventory, equipment and real estate.


NOTE F. ALLOWANCE FOR LOAN LOSSES

Changes in the Allowance were as follows:


                                          Year Ended December 31,
                                  -------------------------------------
(IN THOUSANDS)                      1995           1994           1993
- -----------------------------------------------------------------------
Balance at beginning of year      $4,042         $3,642         $4,280
Charge-offs                       (1,333)          (290)        (1,369)
Recoveries                           375            583            761
                                  ------         ------         ------
  Net charge-offs                   (958)           293           (608)
Provision for loan losses           (425)           107            (30)
                                  ------         ------         ------

Balance at end of year            $2,659         $4,042         $3,642
                                  ------         ------         ------
                                  ------         ------         ------



The Allowance is maintained at a level believed adequate by management to absorb potential losses inherent in the current loan portfolio. Management's determination of the adequacy of the Allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, growth and diversification of the loan portfolio, the results of the most recent regulatory examinations, the nature and level of nonperforming assets, impaired loans and loans that have been identified as potential problems, the adequacy of collateral and other relevant factors. The Allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged-off.

While the current level of the Allowance is believed to be adequate, the Company continues to hold a large concentration of commercial real estate loans that remain vulnerable to loan default. Deterioration in the local economy or real estate market, or upward movements in interest rates, could have an adverse effect on the performance of the loan portfolio that could result in the need for an increase in the Allowance. Conversely, further improvement in the overall asset quality, favorable economic conditions or a favorable local real estate market could positively affect the Allowance.

The Allowance at December 31, 1995 equaled $2,659,000 as compared to $4,042,000 at December 31, 1994. The reduction in the Allowance is the result of substantial loan charge-offs in the amount of $1,333,000 and negative provision expense totaling $425,000, partially offset by loan loss recoveries of $375,000. The loan charge-offs were largely associated with previously identified loan loss exposure taken into consideration as a part of management's review of the Allowance at December 31, 1994. The negative provision for loan loss expense for the year of $425,000 was largely the result of management's determination as part of its December 31, 1995 review of the Allowance that a surplus existed in the Allowance, leading to the decision to effect a reversal of provision for loan loss expense in the amount of $675,000 in the fourth quarter of 1995.

NOTE G. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                                       December 31,
                                                 ---------------------
(IN THOUSANDS)                                     1995           1994
- ----------------------------------------------------------------------

Land                                             $  423         $  423
Buildings and building improvements               2,774          2,670
Leasehold improvements                              371            374
Equipment                                         2,715          3,001
                                                 ------         ------
                                                  6,283          6,468
Less:  Accumulated depreciation
  and amortization                                3,210          3,527
                                                 ------         ------
                                                 $3,073         $2,941
                                                 ------         ------
                                                 ------         ------

Total rental expense for all leases was $75,000, $163,000 and $196,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Future minimum payments, by year and in the aggregate, for all noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1995:


(IN THOUSANDS)                                         December 31,
- ----------------------------------------------------------------------
                                                   1996           $ 67
                                                   1997             68
                                                   1998             71
                                                   1999             75
                                                   2000             78
                                                                 -----
                                                                  $359
                                                                 -----
                                                                 -----

All leases are for premises and include options to renew for periods ranging from 1 to 5 years.

NOTE H. DEPOSITS

Deposits consisted of the following:
                                                       December 31,
                                                ----------------------
(IN THOUSANDS)                                     1995           1994
- ----------------------------------------------------------------------
Noninterest bearing demand deposits             $ 5,128       $  5,425
Interest bearing demand deposits                 15,741         17,300
Savings and escrow deposits                      42,020         48,205
Time deposits                                    62,776         59,107
                                               --------       --------
                                               $125,665       $130,037
                                               --------       --------
                                               --------       --------

Included in 1995 time deposits is $1,709,000 of deposits of $100,000 or more.

Detail of interest expense on deposits:

                                                     December 31,
                                       ------------------------------------
(IN THOUSANDS)                           1995           1994           1993
- ---------------------------------------------------------------------------
Interest bearing demand deposits       $  357         $  403         $  443
Savings deposits                        1,286          1,402          1,593
Other time deposits                     3,237          2,693          3,319
Time deposits of $100,000 or more          97            112             67
                                       ------         ------         ------
                                       $4,977         $4,610         $5,422
                                       ------         ------         ------
                                       ------         ------         ------

Total interest paid on deposits was $4,961,000, $4,420,000 and $5,470,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE I. BORROWINGS

ADVANCES FROM FEDERAL HOME LOAN BANK OF BOSTON

Maturities of advances from the FHLB of Boston outstanding at December 31, 1995 are as follows:

                                                           Weighted Average
                           (IN THOUSANDS)         Rates       Interest Rate
- ---------------------------------------------------------------------------
          1997                    $2,000          6.06%               6.06%
          1998                     4,000    5.32%-5.92%               5.62%
                                 -------
                                  $6,000                              5.77%
                                 -------
                                 -------


Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the established collateral maintenance level. Depending on the ratio of tangible capital to assets as defined by the FHLB and certain other factors, each member bank is assigned by the FHLB to one of three collateral status groups:

     1.   Blanket Lien Status - tangible capital of 4.5% or more of assets;
     2.   Listing/Segregation Status - tangible capital below 4.5% of assets;
          and
     3.   Delivery (Possession) Status - tangible capital below 3.5% of assets.

Although its tangible capital is above 3.5% of assets, Coastal is in delivery status. Because of the potential contingent liability of affiliated institutions within a holding company structure, the FHLB closely reviews the financial condition of a member bank's parent company. If a member Bank's parent holding company has a low tangible capital ratio or is experiencing substantial financial problems, the member Bank may be assigned to listing or
delivery status.   In connection with the waiver and release of the FDIC cross guaranty claim, the Bank requested the removal of the foregoing restrictions imposed by the FHLB. On May 1, 1995, the Bank received a letter from the FHLB stating that it will lengthen the maturity restriction on new fixed term and fixed rate advances from six months to one year.

Total interest paid on FHLB advances amounted to $498,000, $1,159,000 and $1,872,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

FDIC NOTE

No interest was paid on the FDIC Note for the year ended December 31, 1995. Under the terms of the Note, interest and principal are deferred until the Note's maturity date, which is January 31, 1997, subject to extension under certain limited circumstances. Interest accrued on the Note amounted to approximately $419,000 through December 31, 1995. (See Note A).

FEDERAL RESERVE BANK OF BOSTON

Coastal also has been approved by the Federal Reserve Bank of Boston to obtain liquidity from its discount window. No funds have been, or are anticipated to be, obtained from this source.

NOTE J. RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Payment of dividends by the Company on its stock is subject to various restrictions. Among these restrictions is a requirement under Delaware corporate law that dividends may be paid by the Company out of its surplus or, in the event there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Amended and Restated Settlement Agreement, which was consummated on January 31, 1995, prohibits the payment of dividends by the Company to its stockholders on any class of stock (except for a dividend paid in shares of the Company's common stock, or in any other stock of the Company) until the unpaid principal amount and interest under the Note are paid in full in accordance with the terms thereof.

The principal source of cash for the parent company would normally be a dividend from Coastal; however, certain restrictions also exist regarding the ability of Coastal to transfer funds to the Company in the form of cash dividends, loans or advances. The most significant of these are described below.

Maine corporate law generally provides that dividends may only be paid out of unreserved and unrestricted earned surplus or unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. Maine banking law also imposes certain restrictions, including the requirement that the Bank establish and maintain adequate levels of capital as set forth in rules adopted by the Maine Bureau of Banking.

The Amended and Restated Settlement Agreement provides that the Bank may not declare any dividends, except as necessary to pay the operating expenses of the Company as approved from time to time by both the FDIC and the Maine Bureau of Banking. The Amended and Restated Settlement Agreement further provides that such operating expenses may not include any amounts for accrued interest on the Note.

The Memorandum (effective November 22, 1994) provides that the Bank may not pay or declare any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking.

On November 13, 1995 and November 30, 1994, following the receipt of appropriate regulatory approvals, Coastal paid the Company cash dividends of $200,000 and $175,000, respectively, for certain current and anticipated operating expenses of the Company.

NOTE K. REVERSE STOCK SPLIT

On May 31, 1995, the Company effected a one-for-ten reverse stock split with respect to the issued and outstanding shares of the Company's common stock, which was approved by the Company's stockholders on January 31, 1995. As a result of the reverse stock split, the number of outstanding shares of common stock of the Company was reduced from 6,006,745 shares (determined at the close of business on May 31, 1995) to 600,361 shares. As a result, approximately $5,407,000 was transferred from the Company's common stock account to paid-in capital. All applicable share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the reverse stock split.

NOTE L. BENEFIT PLANS

PENSION PLAN

The pension plan (the "Pension Plan") is a noncontributory defined benefit plan, which provides retirement benefits to substantially all Bank employees. Requirements for participation in the Pension Plan are that an employee work more than 1,000 hours per year, have completed at least one year of service and have attained twenty-one years of age. Employees become 100% vested after five years of eligible service subsequent to their eighteenth birthday.

The Bank contributes such amounts as are necessary to provide assets sufficient to meet the benefits to be paid under the terms of the Pension Plan. The Bank has made contributions in amounts sufficient to fund the Pension Plan's current service cost and the initial past service cost plus interest over a period of 30 years. The Pension Plan has met the ERISA minimum funding requirements.

The Bank has the right to discontinue its contributions at any time and to terminate the Pension Plan subject to the provisions of ERISA.

Pension expense for the Pension Plan was $14,000 for each of the years ended December 31, 1995 and December 31, 1994, as compared to a credit of $23,000 for the year ended December 31, 1993.

The following table sets forth the Pension Plan's funded status and amounts recognized in the consolidated financial statements:

                                                    Year Ended December 31,
                                                    -----------------------
(IN THOUSANDS)                                          1995           1994
- ---------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations:
 Accumulated benefit obligation
  (including vested benefits
  obligation of $1,327 in 1995 and
  $1,241 in 1994)                                     $1,414         $1,300
 Effects of future salary increases                      185            138
                                                      ------         ------
 Projected benefit obligation                          1,599          1,438
Fair value of plan assets (primarily
  listed stocks, U.S. bonds and
  insurance contracts)                                 1,921          1,623
                                                      ------         ------
Plan assets in excess of projected
  benefit obligation                                     322            185
Unrecognized prior service cost                           (5)            (6)
Unrecognized transition amount                          (120)          (146)
Unrecognized loss                                        107            217
                                                      ------         ------
Prepaid pension expense                                $ 304         $  250
                                                      ------         ------
                                                      ------         ------

The components of net pension expense (credit) are as follows:


                                               Year Ended December 31,
                                         ----------------------------------
(IN THOUSANDS)                           1995           1994           1993
- ---------------------------------------------------------------------------
Service cost - benefits                   $62          $  67          $  36
Interest cost of projected
  benefits                                110            102             90
Actual return on plan assets             (300)            18           (216)
Net amortization and deferral             142           (173)            67
                                        -----          -----          -----
Net pension expense (credit)            $  14          $  14          $ (23)
                                        -----          -----          -----
                                        -----          -----          -----


The weighted average discount rate used was 7.5%, 8.25% and 7.0% in 1995, 1994 and 1993, respectively, and the increase in future compensation levels used was 5.5%, 6.0% and 5.5% in 1995, 1994 and 1993, respectively, in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.0% for 1995, 1994 and 1993.

The Bank provides no post retirement benefits other than pensions.

STOCK OPTION PLAN

The Company has a Stock Option Plan ("Stock Option Plan") to purchase shares of common stock of the Company. Unless terminated by the Board of Directors, the Stock Option Plan will automatically terminate on September 18, 1996. The total number of shares of common stock for which options may be issued under the Stock Option Plan, adjusted as a result of the reverse stock split, is 55,189. A summary of transactions under the Stock Option Plan follows:

                                            Shares           Option
                                            Under           Price Range
                                            Option           Per Share
- ---------------------------------------------------------------------------
Outstanding at January 1, 1993               4,726         $35.90 - $157.40
  Cancelled                                   (934)         117.90 - 141.00
                                             -----         ----------------
Outstanding at December 31, 1993             3,792           35.90 - 157.40
Cancelled                                     (658)          35.90
                                             -----         ----------------
Outstanding at December 31, 1994             3,134           92.50 - 157.40
Cancelled                                   (2,667)          92.50 - 141.00
                                             -----         ----------------
Outstanding at December 31, 1995               467        $141.00 - $157.40
                                             -----         ----------------
                                             -----         ----------------
NOTE M.  INCOME TAXES

Due to the uncertainty that the benefit of the net deferred tax assets will be realized, a full valuation allowance has been recorded at December 31, 1995 and 1994.

A summary of income tax benefits is as follows:

                                             Year Ended December 31,
                                         ----------------------------------
(IN THOUSANDS)                           1995           1994           1993
- ---------------------------------------------------------------------------
Current                                     -              -            $(4)
Deferred
                                       ------         ------         ------
                                            -              -         $   (4)
                                       ------         ------         ------
                                       ------         ------         ------

A reconciliation of the difference between income tax benefit and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest and extraordinary item is as follows:


                                                        Year Ended December 31,
                                                   ----------------------------------
(IN THOUSANDS)                                     1995          1994            1993
- -------------------------------------------------------------------------------------
Federal income tax at statutory rate               $564           $33            $268
Increase (decrease)
  resulting from:
 Expiration of capital loss carryforwards         2,060              -              -
 Increase in net operating loss
  carryforwards                                    (253)             -              -
 Net operating loss utilized                          -              -           (268)
 Change in valuation
  allowance                                      (2,454)           (35)             -
 Other items, net                                    83              2             (4)
                                                -------       --------          ------
Income tax benefit                              $    0         $     0          $  (4)
                                                -------       --------          ------
                                                -------       --------          ------


Significant components of deferred income tax assets and liabilities at December 31, 1995 and 1994 are presented below:


                                                                     December 31,
                                                                ----------------------
(IN THOUSANDS)                                                    1995          1994
- -------------------------------------------------------------------------------------
Deferred tax assets:
 Loans, principally due to
  allowance for losses                                            $904         $1,374
 REO, principally due to writedowns                                304            453
 Mark to market adjustments                                         13            129
 Deferred loan fees                                                  8             10
 Reserve for mortgage servicing rights                              45             45
 Investment writedowns                                              18             14
 Federal NOL credit and tax credit carryforward                  2,392          2,139
 Capital loss carryforward                                          11          2,071
 State NOL credit carryforward                                     143             81
FDIC Note                                                        3,060          3,060
Other                                                               90             69
                                                               -------        -------
Total gross deferred tax assets before
  valuation reserve                                              6,988          9,445

Valuation reserve                                               (6,850)        (9,304)
                                                               -------        -------
Total gross deferred tax asset                                     138            141
                                                               -------        -------
Deferred tax liabilities:
 Difference between tax and
  book basis of fixed assets                                       138            141
                                                               -------        -------
Net deferred taxes                                            $      0       $      0
                                                               -------        -------
                                                               -------        -------


The net deferred tax asset at December 31, 1995 and December 31, 1994 is fully offset by a valuation allowance. The change in the balance of the valuation allowance in 1995 that is not allocated to continuing operations consists principally of the tax impact of the mark to market adjustment on available for sale securities. The amount of the valuation allowance will be reviewed annually or on an as needed basis.

At December 31, 1995, the Company had a NOL carryforward for federal income tax return purposes of approximately $6.8 million available to offset future taxable income. The NOL for federal income tax return purposes will expire in the years 1996 to 2010. If there is a subsequent "change of ownership" of the Company as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Companys's NOLs are subject to limitation as provided by the Code. See Note A regarding the determination of the Company to pursue a recapitalization as the means to facilitate the satisfaction of the FDIC Note.

In addition, as of December 31, 1995, the Company had a capital loss carryforward, which will expire in the years 1996 to 2000, of approximately $31,600 available to offset future capital gains, if any, from the sale of the Company's capital assets.

As of December 31, 1995, the Company had an Investment Tax Credit carryforward which will expire in the years 1997 to 2000, of approximately $77,000 available to offset future federal income taxes.

In 1990, Coastal Bancorp and its subsidiaries carried back their share of the consolidated net operating losses of the Suffield Financial Corporation and subsidiaries group to the years 1984, 1985 and 1986. Tentative tax refunds in the amount of $926,000 were paid to the Bank as a result of this carryback. In 1989 and 1990, Suffield Financial Corporation and Suffield Bank also carried back their share of the net operating losses of the group. A portion of the 1990 losses was carried back to the 1986 taxable year of the Suffield group as it existed before the acquisition of Coastal Bancorp and the Bank (the "Old Suffield Group") and resulted in a tentative refund of $1,973,000 and a portion of the 1989 losses was carried back to the years 1979 through 1985 of the Old Suffield Group and resulted in tentative refunds of $1,279,000.

All refunds in excess of $1.0 million must be approved by the Joint Committee on Taxation of the U.S. Congress. The Internal Revenue Service has reviewed and approved the refund claims and has forwarded the case to the Joint Committee on Taxation in Washington, D.C. with a recommendation that the refunds be approved as made. The final approval of the Joint Committee on Taxation is expected as early as the third quarter of 1996. If the Joint Committee on Taxation were to conclude that the losses were not eligible for the ten-year carryback, the Bank would be liable for the repayment of $926,000 of refunds plus interest and would increase its net operating loss carryforwards by $2.4 million. The Bank also believes that the requirements have been satisfied with respect to the carryback of 1989 and 1990 losses by Suffield Financial Corporation and Suffield Bank under the ten-year rule. In any event, none of the Company, Coastal Bancorp or the Bank were members of the Old Suffield Group in the above carryback years. Consequently, the Bank believes that in accordance with the consolidated return regulations, the Company, Coastal Bancorp or the Bank would not be liable for the repayment of any refunds generated by carryback to the Old Suffield Group.

The federal income tax returns of the Company have been examined and audited or closed without audit by the IRS for tax years through 1988 and such years are not subject to further IRS audit except with respect to carrybacks to those years.

NOTE N.  LITIGATION

As of December 31, 1995, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

NOTE O.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as determined under FASB Statement No. 107 are as follows:


                                                     December 31, 1995
                                               ----------------------------
                                                Book                  Fair
(IN THOUSANDS)                                  Value                Value
- ---------------------------------------------------------------------------
Financial Assets:
  Cash and cash equivalents (1)                 $ 8,841            $  8,841
  Federal Funds sold                             10,000              10,000
  Trading Securities                                  -                   -
  Investment securities (2)
    Held-to-Maturity                             11,786              11,909
    Available for sale                            7,926               7,926
  Federal Home Loan Bank stock                    1,315               1,315
  Assets held for sale                              281                 281
  Loans, net of allowance (3)                    97,869              99,837

Financial Liabilities:
  Deposits (4)                                 $125,665            $128,273
  Borrowings (5)                                 15,000              14,759

____________________
(1) The carrying amount of cash and cash equivalents approximates fair value due to their short maturity.
(2) The fair value of investment securities is based on quoted market prices, if available. If prices are not available, quotes for similar instruments and/or information supplied to management is used.
(3) The fair market value for fixed and adjustable rate loans was estimated using the discounted cash flow analysis. Variable rate loans are considered to be at fair value, since such loans change directly with the market rates. The estimated fair value of nonperforming loans are calculated by using book value less the specific amount of allocated reserve from the allowance for loan losses.
(4) For deposit liabilities with no defined maturities, the fair value is the amount payable on demand. Term deposits were estimated using the discounted cash flow analysis.
(5) The fair value for FHLB borrowings and FDIC Note was estimated using the discounted cash flow analysis.

NOTE P. OTHER EXPENSES

Included in other expenses are:

                                               Year Ended December 31,
                                       ---------------------------------------
(IN THOUSANDS)                           1995           1994           1993
- -------------------------------------------------------------------------------
Data processing                          $530           $534           $527
Equipment                                 340            338            384
FDIC insurance                            190            406            451
Insurance-general                         168            268            330
Office                                    273            258            294
Legal                                     282            676            182
Advertising                               112             30             32
Other                                     711            653            552
                                      -------       --------       ---------
                                       $2,606         $3,163         $2,752
                                      -------       --------       ---------
                                      -------       --------       ---------

NOTE Q. FIRST COASTAL CORPORATION
          (PARENT COMPANY ONLY)
           FINANCIAL INFORMATION



BALANCE SHEETS
                                                                December 31,
                                                       ------------------------
(IN THOUSANDS)                                             1995            1994
- --------------------------------------------------------------------------------
Assets
Cash                                                    $      99      $    290
Investment in subsidiaries                                 13,334        10,754
Fixed assets                                                    8            13
                                                          -------        -------
  Total assets                                            $13,441       $11,057
                                                          -------        -------
                                                          -------        -------

Liabilities
Other liabilities                                        $    444        $   43
FDIC Note                                                   9,000         9,000
Stockholders' equity                                        3,997         2,014
                                                          -------        -------
   Total liabilities and
   stockholders' equity                                   $13,441       $11,057
                                                          -------        -------
                                                          -------        -------


STATEMENTS OF OPERATIONS
                                                  Year Ended December 31,
(IN THOUSANDS)                               1995           1994         1993
- --------------------------------------------------------------------------------
Dividends                                  $   200           $175             -
Interest Income                                  4              6      $      1
                                           -------        -------        -------
                                               204            181             1
Interest Expense:
 Interest on FDIC Note                         419              -             -
                                           -------        -------        -------
                                               419              -             -
                                           -------        -------        -------
Net Interest Income (loss)                    (215)             -             -

Operating Expenses:
 Stockholder relations                          76             59
 Professional fees                             293           156
 Other                                          14              -           100
                                           -------        -------        -------
                                               383            215           100
Loss before income
  tax, equity in undistributed
  net income of subsidiaries and
 extraordinary item                           (598)           (34)          (99)
Income tax benefit                               -              -           (10)
Equity in undistributed net
  income of  subsidiaries                    2,258            132           837
                                           -------        -------        -------
Income before
 Extraordinary Item                          1,660             98           748
Extraordinary Item -
Charge to earnings as a result of
 the settlement of the cross guaranty
   claim                                         -          9,000             -
                                           -------        -------        -------
Net Income (loss)                          $ 1,660        $(8,902)      $   748
                                           -------        -------        -------
                                           -------        -------        -------

STATEMENTS OF CASH FLOWS
                                                     Year Ended December 31,
                                          --------------------------------------
(IN THOUSANDS)                               1995           1994            1993
- --------------------------------------------------------------------------------

Operating Activities
Net income (loss)                           $1,660       $ (8,902)         $748
Charge to earnings as a result of
 the settlement of the
 cross guaranty claim                            -          9,000             -
Increase (decrease) in investment
   in subsidiary, due from subsidiary,
   other assets and other liabilities       (1,851)           199          (794)
                                           -------        -------        -------
Net cash used
   by operating activities                    (191)          (101)          (46)
Cash flows from Investing
   Activities, other Net                         -            379             -
                                           -------        -------        -------
Increase in cash and cash
   equivalents                                (191)           278             -

Cash, beginning of year                        290             12            58
                                           -------        -------        -------
Cash, end of year                         $     99        $   290      $     12
                                           -------        -------        -------
                                           -------        -------        -------
Non-Cash Financing Activities
FDIC Note                                                $  9,000



SEE NOTE J FOR RESTRICTIONS ON THE PAYMENT OF DIVIDENDS BY SUBSIDIARY TO THE COMPANY.

NOTE R. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                        Quarter Ended,
                                             ------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)            3/31          6/30            9/30          12/31
- ----------------------------------------------------------------------------------------------------------
1995
- ----
Interest income                                       $2,917         $2,935         $2,942         $2,913
Interest expense                                       1,399          1,458          1,492          1,501
                                                       -----          -----          -----          -----
Net interest income                                    1,518          1,477          1,450          1,412
Provision for loan losses                                100             75             75           (675)
Other income                                             168            137            125            129
Securities and loan sales gains                            -              2              3              8
Other expense                                          1,361          1,327          1,210          1,296
                                                       -----          -----          -----          -----
Income before income taxes                               225            214            293            928
Income tax                                                 -              -              -              -
                                                     -------        -------          -----         ------
Net income                                             $ 225          $ 214          $ 293          $ 928
                                                       -----          -----           ----          -----
                                                       -----          -----           ----          -----
Shares outstanding                                   600,361        600,361        600,361        600,361
Earnings per share                                     $ .37          $ .36          $ .49         $ 1.55
                                                       -----          -----          -----         ------
                                                       -----          -----          -----         ------
1994
- -----
Interest income                                       $2,828         $3,036         $2,911         $3,005
Interest expense                                       1,489          1,452          1,433          1,352
                                                      ------         ------         ------         ------
Net interest income                                    1,339          1,584          1,478          1,653
Provision for loan losses                                 67              -             40              -
Other income                                             159            157             69             14
Securities gains (losses)                                 72           (112)            64              6
Other expense                                          1,757          1,493          1,594          1,434
                                                      ------          -----         ------         ------
Income (loss) before income
  taxes, minority interest and
  extraordinary item                                    (254)           136            (23)           239
Income tax                                                 -              -              -              -
Minority interest                                        (11)            11              -             -
                                                      -------        ------         ------        -------
Income (loss) before
 extraordinary item                                     (243)           125            (23)           239
                                                      -------        ------         -------        ------
Extraordinary Item -
 Charge to earnings as a result of
 the settlement of the cross
 guaranty claim                                            -              -              -          9,000
                                                    --------      ---------       --------         ------
Net income (loss)                                    $  (243)       $   125        $   (23)       $(8,761)
                                                     --------       -------        --------       --------
                                                     --------       -------        --------       --------

Average shares outstanding                           600,361        600,361        600,361        600,361
Earnings (loss) per share
 Income (loss) per share before
  Extraordinary item                                 $  (.41)       $   .21         $ (.04)     $     .40
                                                     --------       -------         -------     ---------
                                                     --------       -------         -------     ----------
 Net income (loss) per share                         $  (.41)       $   .21         $ (.04)       $(14.59)
                                                     --------       -------         -------       -------

                                                     --------       -------         --------      -------

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

DIRECTORS


Pursuant to the Company's Restated Certificate of Incorporation, the directors are divided into three classes, as nearly equal in number as possible, with the number of directors as specified in the Company's Amended and Restated Bylaws. The term of office of only one class of directors expires in each year, and their successors are elected for terms of three years and until their successors are elected and qualified. Under the Amended and Restated Bylaws, the directors are divided into three classes, two of which are composed of one director and one of which is composed of two directors. In connection with the consummation of the Offering (as described under Item 11, "Executive Compensation -- Compensation of Directors"), the Company may seek to increase the size of its Board of Directors pursuant to an amendment to the Company's Amended and Restated Bylaws increasing the authorized number of directors. Under the Company's Amended and Restated Bylaws, newly created directorships resulting from any increase in the authorized number of directors may be filled, for the unexpired term, by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for the remainder of the full term of the class of directors in which the new directorship was created and until such director's successor shall have been elected and qualified. As of June 11, 1996, the Company has made no determination as to whether it will seek to increase the size of its Board of Directors in connection with the Offering or who the directors designated to fill any newly created directorships would be. In addition, there can be no assurance that the Offering will be consummated.


The following table sets forth the names of the directors of the Company. Each director of the Company also serves as a director of the Bank. Also set forth is certain other information with respect to each such person's principal occupation or employment during the past five years, the person's age at December 31, 1995 and the periods during which such person has served as a director of the Company.


                               AGE AT           MEMBER OF             TERM
DIRECTORS:                DECEMBER 31, 1995    BOARD SINCE           EXPIRES
- ----------                -----------------    -----------           -------
Normand E. Simard (1)             54                1987              1997
Edward K. Simensky                54                1994              1997
Charles A. Stewart III            61                1995              1998
Roger E. Klein                    53                1990              1999


___________________

(1) Mr. Simard serves as Chairman of the Board of Directors of the Company and the Bank.

DIRECTORS:


ROGER E. KLEIN is President and owner of the Interest Rate Futures Research Corporation of Princeton, New Jersey, a firm established in 1980 to manage money in the financial futures markets. In 1982, Mr. Klein established two affiliated companies, Futures Strategies Corp. and Timing Strategies Corp., through which Mr. Klein manages funds and provides investment advice to institutions, individuals and corporations. In September 1989, Mr. Klein became the Chief Investment Officer, Executive Vice President and part owner of Quantum
American, Inc., a minority owned investment management company located in New Orleans.


NORMAND E. SIMARD has been President of York County Biscuit Company, a food distributor in Biddeford, Maine, since July 1993, and prior thereto, served as Vice President since 1967. Mr. Simard was originally nominated as a director of the Company in 1987 in accordance with the provisions of the Merger Agreement by and among the Company, Suffield Bank, Coastal Bancorp and the Bank.

EDWARD K. SIMENSKY has been President of Simensky & Thomson, certified public accountants, in Saco, Maine, since 1978 and a member of the advisory board of EastGuard Insurance Company, Saco, Maine ("EastGuard"), since 1995. Mr. Simensky was a director of Mutual Fire Insurance Company, Saco, Maine ("Mutual Fire"), from 1987 until the acquisition of Mutual Fire by EastGuard in 1995. Mr. Simensky was a director of Suffield Bank, a subsidiary of the Company, from 1989 until September 1991 when the Banking Commissioner for the State of Connecticut deemed Suffield Bank insolvent and appointed the FDIC as receiver.


CHARLES A. STEWART III was the President of A.L. Stewart & Sons, a food processing company located in Cherryfield, Maine, from 1958 until 1982 when the company was sold. Mr. Stewart also was the owner of Tennis of Maine, Inc., an indoor tennis club located in Falmouth, Maine, from 1982 until 1985 when the company was sold. Mr. Stewart is currently the Treasurer of M.C.S. Enterprises, Inc., a real estate investment company based in Freeport, Maine. Mr. Stewart has been a director of the Boys & Girls Club of Greater Portland since 1987 and became chairman of the organization's planned giving committee in 1994.
In addition, in 1994, Mr. Stewart became a director of the Maine Tennis Foundation.


EXECUTIVE OFFICERS

The following table sets forth the names of the executive officers of the Company and the Bank, each of whom is elected to serve for a one-year period. Also set forth is certain other information with respect to each such person's principal occupation or employment during the past five years, the person's age at December 31, 1995 and the positions currently held with the Company and the Bank.

                             AGE AT
    NAME               DECEMBER 31, 1995                 POSITIONS HELD
   ------             -------------------               ----------------

Gregory T. Caswell                40             President and Chief Executive
                                                 Officer of the Company and the
                                                 Bank and a director of the Bank

Dennis D. Byrd                    33             Treasurer of the Company and
                                                 Executive Vice President, Chief
                                                 Financial Officer and Treasurer
                                                 and a director of the Bank



GREGORY T. CASWELL joined the Bank in December 1991 as Senior Vice President and Senior Loan Officer responsible for managing the lending, loan workout and credit administration functions of the Bank. From 1982 to 1991, he was with First NH Banks initially as Vice President -- Commercial Lending, then as Vice President in the bank's special assets group. In December 1994, Mr. Caswell was promoted to Executive Vice President -- Lending Division of the Bank. Effective March 31, 1995 upon the resignation of James H. Whittaker,
Mr. Caswell was elected President and Chief Executive Officer of the Company and the Bank and a director of the Bank.


DENNIS D. BYRD joined the Bank in October 1985 as Deposit Operations Technician. From 1987 to 1992, Mr. Byrd was responsible for financial operations of the Bank, promoted to Assistant Treasurer/Controller in 1989 and Assistant Vice President in 1990. In 1993, Mr. Byrd was promoted to Vice President/Controller and Treasurer of the Bank, and Treasurer of the Company and Coastal Bancorp. In 1994, Mr. Byrd was promoted to Executive Vice President, Chief Financial Officer and Treasurer of the Bank and on March 31, 1995, Mr. Byrd was elected to the Board of Directors of the Bank.


Each executive officer has entered into an employment protection agreement with the Bank. In addition, the Boards of Directors of the Company and the Bank have proposed new employment agreements with each of Messrs. Caswell and Byrd, which agreements are currently under discussion and which agreements would supersede the existing employment protection agreements with such executive officers. See Item 11, "Executive Compensation -- Employment Agreements," which information is incorporated herein by reference.



SECTION 16(a) COMPLIANCE


Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of its Common Stock, to file with the SEC initial reports of ownership of the Company's equity securities and to file subsequent reports when there are changes in such ownership. Based on a review of reports submitted to the Company, the Company believes that, during the fiscal year ended December 31, 1995, all Section 16(a) filing requirements applicable to the Company's officers, directors and more than 10% owners were complied with on a timely basis, except that initial reports on behalf of Edward K. Simensky and Charles A. Stewart III in connection with their election as a directors of the Company were not filed until after the required filing date.

ITEM 11.  EXECUTIVE COMPENSATION.

CASH COMPENSATION

Upon the resignation of James H. Whittaker and effective March 31, 1995, Gregory
T. Caswell was elected President and Chief Executive Officer of the Company and the Bank. The following table sets forth the compensation paid by the Company and its subsidiary during 1995, 1994 and 1993 to each of Messrs. Caswell and Whittaker and to Dennis D. Byrd, who was the only other executive officer whose compensation exceeded $100,000 for services rendered in all capacities to the Company and its subsidiary during the year ended December 31, 1995 (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                    Annual Compensation
                                               ----------------------------------------------
                                                                                Other Annual
Principal Positions               Year          Salary          Bonus           Compensation
- -------------------               ----          -------         -----          -------------
Gregory T. Caswell                 1995        $111,827        $34,000                   -
     President and Chief           1994          76,416          3,000                   -
     Executive Officer             1993          70,000          5,000                   -

James H. Whittaker                 1995          56,250         10,000              $2,454(1)
     President and                 1994         180,000         52,500               7,133
     Chief Executive               1993         143,520         30,000               2,129
      Officer (former) (2)

Dennis D. Byrd                     1995          81,154         21,500                   -
     Treasurer                     1994          53,510          3,000                   -
                                   1993          41,554          5,000                   -

_______________________
(1) Reimbursement for federal and state taxes on compensation for living expenses paid by the Company in 1995.
(2) Mr. Whittaker resigned as President and Chief Executive Officer of the Company and the Bank effective March 31, 1995.

OPTION GRANTS

No options were granted during the fiscal year ended December 31, 1995.

OPTION HOLDINGS

The following table sets forth information with respect to the number of securities underlying unexercised options held by each of the named executive officers at December 31, 1995.

                             FISCAL YEAR-END OPTIONS

                                             Number of Securities
                                             Underlying Unexercised
                                             Options at FY-End (1)(2)
               Name                          Exercisable/Unexercisable
               -----                         -------------------------
          Gregory T. Caswell                                0/0
          James H. Whittaker (3)                            0/0
          Dennis D. Byrd                                    10(4)/0
                                                            -------

(1) The fair market value of the underlying shares of Common Stock at December 31, 1995 was less than the exercise price of all such options previously granted.
(2) Adjusted to reflect the one for ten reverse stock split effective May 31, 1995.
(3) Mr. Whittaker resigned as President and Chief Executive Officer of the Company and the Bank effective March 31, 1995.
(4)  Such options expire March 18, 1996.
- ----------------------------------------

PENSION PLAN

The Bank maintains a qualified noncontributory pension plan (the "Pension Plan") for its officers and other employees through RSI Retirement Trust, created to provide retirement benefits for the employees of savings banks and their allied organizations. The Pension Plan is jointly administered by the plan administrator and a pension committee appointed by the Bank and RSI Retirement Trust. All employees are eligible to participate in the Pension Plan if they have reached age 21 and have completed one year's service of 1,000 or more hours. Vesting occurs after a participant completes five years of service of 1,000 or more hours per plan year. The Pension Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Pension Plan provides for monthly benefits to or on behalf of each covered employee at age 65 and has provisions for death benefits, early retirement after attainment of age 55 and 10 years of service, and disability benefits. The annual retirement benefit is 2% of the average annual earnings during the highest paid consecutive three years of the five years immediately preceding retirement multiplied by years of service (maximum 30 years), reduced by 1-2/3% of the primary social security benefits multiplied by years of service (maximum 30 years). In addition, a participant will receive an annuity based upon the actuarial value of any accumulated voluntary contributions. Annual earnings for purposes of determining benefits under the Pension Plan consist of the annual base compensation excluding overtime, bonus payments or any other special payments.

The following table illustrates annual pension benefits for retirement as of December 31, 1995 at age 65 for various levels of compensation and years of service under the Pension Plan.

                               PENSION PLAN TABLE
                               YEARS OF SERVICE (1)
                               --------------------


     Annual
Compensation              15             20                25              30              35
- -------------------------------------------------------------------------------------------------
      $   75,000     $  22,500       $  30,000         $  37,500       $  45,000      $  45,000
         100,000        30,000          40,000            50,000           60,000        60,000
         125,000        37,500          50,000            62,500           75,000        75,000
         150,000        45,000          60,000            75,000           90,000        90,000
         175,000        45,000          60,000            75,000           90,000        90,000
         200,000        45,000          60,000            75,000           90,000        90,000
         225,000        45,000          60,000            75,000           90,000        90,000
         250,000        45,000          60,000            75,000           90,000        90,000


______________________

(1) Benefits represent annual amounts under a five year and life benefit payment option. A portion of the participant's primary social security benefit will reduce the amount shown in this table. Pension benefits are currently subject to a statutory maximum of $120,000, subject to cost-of-living adjustments. The maximum annual compensation on which retirement benefits may be calculated is limited to $150,000.

Mr. Whittaker had 3.5 years of credited service under the Pension Plan as of March 31, 1995. Mr. Whittaker's termination of employment on March 31, 1995 was prior to his completion of five years of service required for the vesting of benefits. Messrs. Caswell and Byrd have 4.25 and 10.25 years, respectively, of credited service under the Pension Plan as of December 31, 1995. Messrs. Caswell's and Byrd's annual accrued benefit payable at age 65 under the Pension Plan is $5,937 and $8,492, respectively, determined as of December 31, 1995.
The compensation of Messrs. Caswell and Byrd covered by the Pension Plan for 1995 consists of their respective base salary as set forth in the Summary Compensation Table. See "Executive Compensation -- Cash Compensation."

COMPENSATION OF DIRECTORS

During 1995, there were no fees or other forms of compensation earned by or paid to directors of the Company for any service provided as a director of the Company. The Company has not made and does not anticipate making any payments to directors for 1996. During 1995, each non-employee director of the Bank received a quarterly retainer of $1,250 and a monthly aggregate meeting fee of $250 provided that at least one meeting of the Board of Directors of the Bank was held during the month. No amounts were paid to non-employee directors of the Bank for meetings of committees on which such directors served. Employee directors of the Bank receive no additional compensation for serving as directors or committee members of the Bank.

A deferred compensation plan (the "Deferred Compensation Plan") was established in 1987 for members of the Board of Directors of the Company and non-employee directors of the boards of subsidiaries of the Company. Under the Deferred Compensation Plan, each participant has the right to elect to defer a portion of his or her annual directors' fees, with amounts deferred credited monthly with interest at an annual rate which is determined prior to the beginning of each calendar year. For

1995, the interest rate was 5.60% and for 1996, is 7.23%. Payment of amounts credited is available to participants by a lump sum or a designated number of monthly installments, which number may not be less than 12 nor more than 120. For 1995, no director of the Bank elected to defer any portion of his director fees.


On May 2, 1996, the Board of Directors of the Company adopted the First Coastal Corporation 1996 Stock Option and Equity Incentive Plan (the "Plan") for the benefit of directors and employees of the Company and employees of any subsidiary of the Company. On June 11, 1996, the Plan was approved by the Company's stockholders. Under the terms of the Plan, each of the four current non-employee directors of the Company will be granted a non-qualifying option with a 10-year term for 1,500 shares of Common Stock (representing an aggregate of options exercisable for 6,000 shares of Common Stock) on the date of the first public offering of shares of Common Stock that occurs after the date of adoption of the Plan, but such grants will not be made if no such offering occurs before December 31, 1996. The exercise price of such options will be equal to the offering price of the Company's Common Stock in connection with such public offering. The Company has filed a registration statement on Form S-2 with the SEC with respect to a proposed public offering of 750,000 shares of Common Stock (the "Offering") and expects to consummate the Offering in the third quarter of 1996. The Offering will be made only by means of a prospectus. The Plan further provides that, subject to the availability of shares, as of each annual meeting of stockholders of the Company after December 31, 1996, each non-employee director of the Company who is elected by the stockholders at, or whose term of office continues after, such meeting will be granted a non-qualifying option with a 10-year term for 500 shares upon the date of such election at a per share exercise price equal to the market value of a share of Common Stock on the date of grant.


EMPLOYMENT AGREEMENTS

In December 1994, the Bank entered into employment protection agreements (each an "Employment Protection Agreement" and together, the "Employment Protection Agreements") with each of Messrs. Caswell and Byrd, which superseded the employment protection agreements entered into with each of such executive officers in December 1993. The Employment Protection Agreements were amended in April 1995 to reflect the new titles of Messrs. Caswell and Byrd. The initial term of the Employment Protection Agreements expires December 31, 1996 and may be renewed by the written agreement of the Bank and the executive officer. In the event of a termination of the executive officer's employment during the term of the Employment Protection Agreement by the Bank without "cause" or by the executive officer for "good reason" (in each case as defined therein), the executive officer is entitled to receive a lump sum cash payment equal to one year's "current compensation." "Current compensation" is equal to (i) the executive officer's salary at the annual rate in effect at the time of his termination, (ii) any bonuses (other than performance bonuses) paid to the officer during the 12-month period prior to his termination and (iii) any deferred compensation credited to his account as of December 31 of the year preceding his termination. "Performance bonuses" of $3,000 each were payable to Messrs. Caswell and Byrd on December 31, 1994, and April 30, August 31, and December 31, 1995, respectively. The Employment Protection Agreements provide that the executive officer is required to give the Bank at least 90 days written notice before he voluntarily terminates his employment with the Bank (other than for "good reason").

The Boards of Directors of the Company and the Bank have proposed new employment agreements (each a "Proposed Employment Agreement" and together, the "Proposed Employment Agreements") with each of Messrs. Caswell and Byrd, which agreements are currently under discussion. The Proposed Employment Agreements would supersede the Employment Protection Agreements.


Under their respective Proposed Employment Agreement, each executive officer would be eligible to receive annual salary increases based on increases in the cost of living and based upon performance or merit, as determined by the Boards of Directors of the Company and the Bank. Each executive officer would also be eligible to receive discretionary bonuses as may be authorized by the Boards of Directors of the Company or the Bank and would be eligible to participate in any plan of the Company or the Bank relating to stock options, stock purchases, pension, thrift, profit sharing, employee stock ownership, group life insurance, medical coverage, disability insurance, education or other retirement or employee benefits that the Company or the Bank has adopted or may adopt for the benefit of its executive employees. In addition, each executive officer would be authorized to incur reasonable business expenses in the performance of his duties. The Proposed Employment Agreements provide for initial terms ending December 31, 1997 with renewals for one additional consecutive 12-month period as of December 31, 1996 and each subsequent anniversary of December 31, unless the Company and the Bank, or the executive officer, gives written notice to the contrary at least two months prior to any such renewal date. Under the Proposed Employment Agreements, the base salaries through December 31, 1996 for Messrs. Caswell and Byrd would be $124,800 and $88,400, respectively, which salaries may not be reduced without the consent of the executive officer.


The Boards of Directors of the Company and the Bank may terminate the executive officer's employment at any time. Each proposed agreement provides that if the executive officer's employment is terminated other than for cause (as defined), disability or incapacitation or the executive officer terminates employment with good reason (as defined), the officer would be entitled (subject to certain limitations) (a) to continue to participate in and accrue benefits under certain benefit plans for the remaining term of the agreement, but not in excess of 24 months, (b) to receive certain insurance and indemnification benefits with respect to all of such officer's acts or omissions while an officer or director until the final expiration or running of all periods of limitation against action which may be applicable to such acts or omissions, and (c) to be paid a lump sum cash payment as liquidated damages in an amount equal to the amount that would be payable over a period equal to the remaining term of the agreement, but not in excess of 24 months. The Proposed Employment Agreements provide that no payment is required to be made that would constitute a "golden parachute payment" (as defined) pursuant to certain rules and regulations of the FDIC.


In December 1994, the Bank entered into an employment agreement with Mr. Whittaker (the "Whittaker Employment Agreement"), which superseded the employment agreement entered into with Mr. Whittaker in December 1993. The Whittaker Employment Agreement terminated effective upon the resignation of Mr. Whittaker on March 31, 1995. Pursuant to the Whittaker Employment Agreement and during the term thereof, Mr. Whittaker's annual salary was $225,000, and he was entitled to receive certain "performance bonuses" totaling up to $60,000. Such performance bonuses were paid or were payable as follows: (i) $12,500 upon the execution of the Whittaker Employment Agreement, (ii) $10,000 on January 31, 1995, (iii) $12,500 on April 30, 1995, (iv) $12,500 on August 31, 1995 and (v)
$12,500 on December 31, 1995, provided that Mr. Whittaker continued to be employed by the Bank on the applicable date. The Bank agreed to pay or reimburse Mr. Whittaker for rental of a furnished apartment within 50 miles of the Bank's operations center in Westbrook and for travel expenses from his residence in Connecticut to Maine, as well as reimbursement of certain taxes.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

STOCK OWNED BY MANAGEMENT


The following table sets forth information as of June 11, 1996 with respect to the amount of Common Stock beneficially owned by each director of the Company, by each of the named executives officers, and by all directors and executive officers of the Company as a group. This information is based on information furnished to the Company by such persons.




                                                    Amount and Nature of              Percent of Common
Name                                                Beneficial Ownership (1)(2)       Stock Outstanding

Gregory T. Caswell
     President and Chief Executive Officer                   5,000 (3)                        *
Dennis D. Byrd
     Treasurer                                               2,500 (3)                        *
Roger E. Klein
     Director                                                  102                            *
Normand E. Simard
     Chairman of the Board                                   1,438 (4)                        *
Edward K. Simensky
     Director                                                  205                            *
Charles A. Stewart III
     Director                                                   --                           --
James H. Whittaker
     President and Chief Executive Officer (former) (5)      3,376 (6)                        *
All directors and executive officers
     as a group (6 persons)                                  9,245 (7)                     1.5%


___________________

 * Less than 1% of shares outstanding.


(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is considered to "beneficially own" shares (i) over which he has or shares voting or investment power or (ii) of which he has the right to acquire beneficial ownership at any time within 60 days of June 11, 1996. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(2) Adjusted to reflect the one for ten reverse stock split effective May 31, 1995.

(3) Consists of restricted stock award made under the Plan (which vests over a three-year period (from May 2, 1996)), subject to completion of the Offering.


(4) Includes 616 shares held in a trust of which Mr. Simard is the sole trustee.

(5) Mr. Whittaker resigned as President and Chief Executive Officer of the Company and the Bank effective March 31, 1995.
(6) Includes 2,900 shares held jointly by Mr. Whittaker and his wife and a total of 49 shares held by Mr. Whittaker on behalf of certain of his children. Does not include a total of 49 shares held by Mr. Whittaker's father on behalf of certain of his grandchildren.

(7) Includes 7,500 shares of restricted stock awarded under the Plan (which vest over a three-year period (from May 2, 1996)), subject to completion of the Offering.

PRINCIPAL HOLDERS OF COMMON STOCK


The following table sets forth information as of June 11, 1996 with respect to the ownership of Common Stock by each person believed by management to be the beneficial owner of more than 5% of the outstanding Common Stock. The historical information set forth below is based on the most recent Schedule 13D filed on behalf of each such person with the SEC.



                                                   AMOUNT AND                     PERCENT OF
    NAME AND ADDRESS OF                        NATURE OF BENEFICIAL              COMMON STOCK
     BENEFICIAL OWNER                            OWNERSHIP (1)(2)                OUTSTANDING
   --------------------                       ----------------------            --------------
Everest Partners, L.P. . . . . . . . . . . .         53,000 (3)                       8.8%
     100 Hudson Street, Suite 3D
     New York, New York 10013

Jonathan Googel. . . . . . . . . . . . . . .         31,050 (4)                       5.2
Ben Sisti
     65 Kane Street
     West Hartford, Connecticut  06119

________________________

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is considered to "beneficially own" shares (i) over which he or she has or shares voting or investment power or (ii) of which he or she has the right to acquire beneficial ownership at any time within 60 days of June 11, 1996. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(2) Adjusted to reflect the one for ten reverse stock split effective May 31, 1995.

(3) A Schedule 13D dated May 28, 1996 ("Schedule 13D") states that Everest Partners, L.P. has sole voting power and sole dispositive power over such shares. The Schedule 13D also states that Everest Advisors, Inc. ("Advisors"), the sole general partner of Everest Partners, L.P., and David M.W. Harvey, the sole stockholder, sole director, president and secretary of Advisors, have sole voting power and sole dispositive power over such shares, although Advisors and Mr. Harvey disclaim direct and indirect beneficial ownership of the shares reported pursuant to the
     Schedule 13D.


(4) An Amendment No.5 to Schedule 13D filed on February 5, 1988 ("Amendment No. 5") states that Messrs. Googel and Sisti have shared voting power and shared dispositive power over 31,050 shares. Amendment No. 5 further states that Mr. Googel has sole voting and sole dispositive power over an additional 3,000 shares. Amendment No. 5 also states that Mr. Sisti has sole voting and sole dispositive power over an additional 1,300 shares.
     The Company has been advised that Messrs. Googel and Sisti are the subject of bankruptcy proceedings pending in the United States Bankruptcy Court for the District of Connecticut and that their individual bankruptcy proceedings have been substantively consolidated with the bankruptcy proceedings of Colonial Realty Company, a Connecticut general partnership. Hal M. Hirsch of Purchase, New York, serves as bankruptcy trustee of the consolidated Chapter 7 estates.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

From time to time the Bank makes residential mortgage loans to directors, officers, principal stockholders and employees of the Company. Management believes that these residential mortgage loans are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and neither involve more than normal risk of collectibility nor present other unfavorable features. Other than residential mortgage loans, the Bank does not make loans to directors, officers, principal stockholders or employees of the Company, except for a personal credit card issued to an employee of the Bank prior to its adoption of this loan policy.

All future residential mortgage loans made by the Bank to directors, officers, principal stockholders and employees of the Company will be made on terms no less favorable than those available from unaffiliated third parties, will be made in accordance with the requirements of Regulation O under the Federal Reserve Act and will be approved by a majority of the Board of Directors of the Bank, including a majority of disinterested directors.


During the 1995 fiscal year, the Bank paid Futures Strategies Corp. ("FSC"), which is owned by Mr. Klein and of which he is President, $1,500 per month for general investment services. There is no written contract between the Bank and FSC with respect to the payment of such fees to, and the provision of such services by, FSC.

                                     PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

     (a)(1) The following consolidated financial statements of First Coastal Corporation and Subsidiary, included at Item 8:

Consolidated Balance Sheets as of December 31, 1995 and 1994

Consolidated Statements of Operations for each of the three years in the period ended December 31, 1995

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1995

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1995

Notes to Consolidated Financial Statements--December 31, 1995

Report of Independent Accountants

     (a)(2) All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.


     (a)(3) Exhibits. The following exhibits are either filed as part of this Report or are incorporated herein by reference:

EXHIBIT NO. 3 ARTICLES OF INCORPORATION AND BYLAWS


     3.1(i)(a)    Restated Certificate of Incorporation (filed as Exhibit
3.1(i) to Annual Report on Form 10-K for the year ended December 31, 1995, File No. 0-14087 ("1995 Form 10-K"), and incorporated herein by reference).


     3.1(i)(b)    Certificate of Amendment of Restated Certificate of
Incorporation.


     3.1(ii)      Amended and Restated Bylaws (filed as Exhibit No. 3.1(ii)
to 1995 Form 10-K and incorporated herein by reference).

EXHIBIT NO. 10 MATERIAL CONTRACTS

     10.1 Suffield Financial Corporation Stock Option Plan and Suffield Bank Stock Option Plan (filed as Exhibits 4.5 and 4.6, respectively, to the Company's Registration Statement on Form S-8, File No. 33-11400, and incorporated herein by reference).

     10.2 Coastal Savings Bank Stock Option Plan (filed as Exhibit 4.7 to Post-Effective Amendment No. 1 on Form S-8 to Form S-4, File No. 33-10189, and incorporated herein by reference).

     10.3 First Coastal Corporation Director's Deferred Compensation Plan (filed as Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 1993, File No. 0-14087, and incorporated herein by reference).

     10.4 Amended and Restated Settlement Agreement, dated as of November 23, 1994, among First Coastal Corporation, Coastal Savings Bank and the Federal Deposit Insurance Corporation (filed as Exhibit 99a to Current Report on Form 8-K, filed December 5, 1994, and incorporated herein by reference).

     10.5 Promissory Note, dated January 31, 1995, by First Coastal Corporation for the benefit of the Federal Deposit Insurance Corporation (filed as Exhibit 99b to Current Report on Form 8-K, filed February 13, 1995 ("1995 Form 8-K"), and incorporated herein by reference).

     10.6 Stock Pledge Agreement, dated as of January 31, 1995, between First Coastal Corporation and the Federal Deposit Insurance Corporation (filed as
Exhibit 99c to 1995 Form 8-K, and incorporated herein by reference).

     10.7 Memorandum of Understanding, among Coastal Savings Bank, the Federal Deposit Insurance Corporation and the Maine Bureau of Banking, effective as of November 22, 1994 (filed as Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 1994, File No. 0-14087 ("1994 Form 10-K"), and incorporated herein by reference).

     10.8 Employment Agreement, dated December 21, 1994, between Coastal Savings Bank and James H. Whittaker (filed as Exhibit 10.17 to 1994 Form 10-K, and incorporated herein by reference).

     10.9 Employment Protection Agreement, dated December 21, 1994, between Coastal Savings Bank and Dennis D. Byrd (filed as Exhibit 10.18 to 1994 Form 10-K, and incorporated herein by reference).

     10.10 Employment Protection Agreement, dated December 21, 1994, between Coastal Savings Bank and Gregory T. Caswell (filed as Exhibit 10.19 to 1994 Form 10-K, and incorporated herein by reference).

     10.11 Purchase and Assumption Agreement, dated February 22, 1996, between Coastal Savings Bank and Maine Bank & Trust Company (filed as Exhibit
10.11 to 1995 Form 10-K, and incorporated herein by reference).

     10.12 Agreement for Data Processing Services, dated February 28, 1996, between Coastal Savings Bank and Data Dimensions Inc. (filed as Exhibit 10.12 to 1995 Form 10-K, and incorporated herein by reference).


     10.13     First Coastal Corporation 1996 Stock Option and Equity
Incentive Plan.

EXHIBIT NO. 21  SUBSIDIARY OF THE REGISTRANT

Subsidiary of the Company (filed as Exhibit 21 to 1995 Form 10-K, and incorporated herein by reference).

EXHIBIT NO. 27 FINANCIAL DATA SCHEDULE

14(b)  Not applicable.


14(c) Exhibits to this Amendment No. 3 to Form 10-K on Form 10-K/A are attached or incorporated herein by reference as stated above.


14(d)  Not applicable.

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              FIRST COASTAL CORPORATION


June 13, 1996                      By:  /s/ Gregory T. Caswell
                                        ---------------------------
                                         Gregory T. Caswell
                                         President and Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


June 13, 1996                            By:/s/ Gregory T. Caswell
                                            ---------------------------
                                            Gregory T. Caswell
                                            President and Chief Executive
                                            Officer
                                            (Principal Executive Officer)


June 13, 1996                            By:/s/ Dennis D. Byrd
                                            ---------------------------
                                            Dennis D. Byrd
                                            Treasurer
                                            (Principal Financial and
                                            Accounting Officer)


And by a majority of the Board of Directors of the Registrant.


June 13, 1996                            By:/s/ Normand E. Simard
                                            ---------------------------
                                            Normand E. Simard
                                            Chairman of the Board and Director


June 13, 1996                            By:/s/ Roger E. Klein
                                            ---------------------------
                                            Roger E. Klein
                                            Director


June 13, 1996                            By:/s/ Edward K. Simensky
                                            ---------------------------
                                            Edward K. Simensky
                                            Director


June 13, 1996                            By:/s/ Charles A. Stewart III
                                            ---------------------------
                                            Charles A. Stewart III
                                            Director

                                                                    Appendix B



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                   AMENDMENT NO. 1 TO FORM 10-Q ON FORM 10-Q/A


(Mark one):    [X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                    For the quarterly period ended MARCH 31, 1996

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from _________ to _________

                         Commission file number 0-14087

                            FIRST COASTAL CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                                            06-1177661
(State or other jurisdiction of                               (IRS Employer
incorporation or organization)                             Identification No.)

36 THOMAS DRIVE, WESTBROOK, MAINE                                 04092
(Address of principal executive offices)                       (Zip Code)

       Registrant's telephone number, including area code: (207) 774-5000

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.    Yes  [X]  No   [  ]

     The number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date, is:

          Class:  COMMON STOCK, PAR VALUE $1.00 PER SHARE

          Outstanding at April 30, 1996 (approximate):   600,361 shares

                                      INDEX

                    FIRST COASTAL CORPORATION AND SUBSIDIARY

PART I -  FINANCIAL INFORMATION

                                                                            Page

  Item 1. Financial Statements

          Condensed Consolidated Balance Sheets (Unaudited) as of
          March 31, 1996 and December 31, 1995                                 3

          Condensed Consolidated Statements of Operations (Unaudited)
          for the three months ended March 31, 1996 and 1995                   4

          Condensed Consolidated Statements of Cash Flows (Unaudited)
          for the three months ended March 31, 1996 and 1995                   5

          Notes to Condensed Consolidated Financial Statements
          (Unaudited), March 31, 1996                                          6

  Item 2. Management's Discussion and Analysis of Financial Condition
          and Results of Operations                                           12


PART II - OTHER INFORMATION

  Item 1. Legal Proceedings                                                   20

  Item 2. Changes in Securities                                               20

  Item 3. Defaults Upon Senior Securities                                     20

  Item 4. Submission of Matters to a Vote of Security holders                 20

  Item 5. Other Information                                                   20

  Item 6. Exhibits and Reports on Form 8-K                                    20


SIGNATURES                                                                    22

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
First Coastal Corporation and Subsidiary


- ---------------------------------------------------------------------------------------
(IN THOUSANDS)                                   March 31, 1996        December 31,1995
- ---------------------------------------------------------------------------------------
ASSETS
Noninterest earning deposits and cash                $  4,316                 $ 4,466
Interest earning deposits                              14,087                   4,375
                                                     --------                --------
  Cash and cash equivalents                            18,403                   8,841

Federal funds sold                                          -                  10,000

Investment securities:
  Held-to-maturity                                     11,798                  11,786
  Available-for-sale (at market value)                 12,767                   7,926
                                                     --------                --------
                                                       24,565                  19,712

Federal Home Loan Bank stock-at cost                    1,315                   1,315
Loans held for sale                                     1,781                     281

Loans                                                  96,024                 100,550
Less:Deferred loan fees, net                              (15)                    (22)
  Allowance for loan losses                            (2,646)                 (2,659)
                                                     --------                --------
                                                       93,363                  97,869

Premises and equipment                                  3,159                   3,073
Real estate owned and repossessions                     2,164                   1,973
Other assets                                            2,259                   2,389
                                                     --------                --------
  TOTAL ASSETS                                       $147,009                $145,453
                                                     --------                --------
                                                     --------                --------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits                                             $126,746                $125,665
Advances from Federal Home Loan Bank                    6,000                   6,000
FDIC Note                                               9,000                   9,000
Accrued interest on FDIC Note                             559                     419
Accrued expenses and other liabilities                    433                     372
                                                     --------                --------
  TOTAL LIABILITIES                                   142,738                 141,456

STOCKHOLDERS' EQUITY
Preferred Stock, $1.00 par value; Authorized
  1,000,000 shares; none outstanding
Common Stock, $1.00 par value; Authorized
  6,700,000 shares; issued and outstanding as
  of March 31, 1996 and December 31, 1995 - 600,361
  (See Note B for information regarding the
  reverse stock split)                                    600                     600
Paid-in Capital                                        29,375                  29,375
Retained earnings deficit                             (25,679)                (26,016)
Unrealized gain (loss) on available for sale
  securities                                              (25)                     38
                                                     --------                --------
  TOTAL STOCKHOLDERS' EQUITY                            4,271                   3,997
                                                     --------                --------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $147,009                $145,453
                                                     --------                --------
                                                     --------                --------


See Notes to condensed consolidated financial statements.


CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
First Coastal Corporation and Subsidiary
- --------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                  Three Months Ended March 31,
- --------------------------------------------------------------------------------------
                                                                 1996           1995
INTEREST AND DIVIDEND INCOME
  Interest and fees on loans                                    $2,426         $2,430
  Interest and dividends on investment securities                  325            269
  Other interest income                                            252            218
                                                             ---------      ---------
    TOTAL INTEREST AND DIVIDEND INCOME                           3,003          2,917
                                                             ---------      ---------

INTEREST EXPENSE
  Deposits                                                       1,263          1,154
  Borrowings
    Advances from Federal Home Loan Bank                            88            172
    FDIC Note                                                      141             73
                                                             ---------      ---------
    Total Interest Expense                                       1,492          1,399
                                                             ---------      ---------
  Net Interest Income Before Provision for Loan Losses           1,511          1,518

Provision for Loan Losses                                            -            100
                                                             ---------      ---------
  Net Interest Income After Provision for Loan Losses            1,511          1,418

OTHER INCOME
  Service charges on deposit accounts                               70             58
  Gain on investment securities transactions                         7              -
  Loss on sales of mortgage loans                                   (8)             -
  Other                                                             62            110
                                                             ---------      ---------
                                                                   131            168
                                                             ---------      ---------

OTHER EXPENSES
  Salaries and employee benefits                                   513            542
  Occupancy                                                        130            112
  Net cost of operation or real estate owned and
    repossessions                                                   56             (7)
  Other                                                            606            714
                                                             ---------      ---------
                                                                 1,305          1,361
                                                             ---------      ---------
Income Before Income Taxes                                         337            225
Income Tax                                                           -              -
                                                             ---------      ---------
NET INCOME                                                      $  337         $  225
                                                             ---------      ---------
                                                             ---------      ---------

PER SHARE AMOUNTS
Weighted Average Shares Outstanding                            600,361        600,361
Income Per Share (See Note B for information regarding
 the reverse stock split)                                       $  .56         $  .37
                                                             ---------      ---------
                                                             ---------      ---------

See Notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
First Coastal Corporation and Subsidiary


                                                                                                Three Months Ended March 31,
                                                                                                -----------------------------
(IN THOUSANDS)                                                                                      1996            1995
- -----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net Income                                                                                        $ 337          $ 225
  Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for loan losses                                                                           -            100
    Writedowns of REO                                                                                  27             14
    Provision for depreciation and amortization                                                        80             73
    Amortization of investment security (discounts)                                                   (10)           (93)
    Realized investment securities (gains)                                                             (7)             -
    (Gains) from assets held in trading accounts                                                        -            (33)
    Realized losses on assets held for sale                                                             8              -
    Decrease in trading account securities                                                              -            948
    Loans originated and acquired for resale                                                       (2,517)          (122)
    Sales of loans originated and acquired for sale                                                 1,009             69
    Decrease in interest receivable                                                                   116             58
    Increase in interest payable                                                                      156             72
    Net change in other assets                                                                       (510)           648
    Net change in other liabilities                                                                    45           (121)
                                                                                                  -------        -------
Net cash provided by operating activities                                                          (1,266)         1,838
                                                                                                  -------        -------

INVESTING ACTIVITIES
  Decrease in federal funds sold                                                                   10,000              -
  Proceeds from sales and maturities of investment securities available for sale                    1,080          1,049
  Maturities of securities held to maturity                                                         5,000              -
  Purchases of investment securities available for sale                                            (5,976)             -
  Purchases of investment securities held to maturity                                              (5,003)          (936)
  Net change in loans                                                                               4,812            911
  Net purchases of premises and equipment                                                            (166)           (11)
                                                                                                  -------        -------
Net cash provided (used) by investing activities                                                    9,747          1,013
                                                                                                  -------        -------

FINANCING ACTIVITIES
  Net change in deposits                                                                            1,081         (3,010)
  Payments on borrowings                                                                                -         (4,945)
                                                                                                  -------        -------
Net cash used by financing activities                                                               1,081         (7,955)
                                                                                                  -------        -------
Increase (decrease) in cash and cash equivalents                                                    9,562         (5,014)
Cash and cash equivalents at beginning of period                                                    8,841         11,337
                                                                                                  -------        -------
Cash and cash equivalents (interest and noninterest bearing) at end of period                     $18,403        $ 6,233
                                                                                                  -------        -------
                                                                                                  -------        -------

NONCASH INVESTING ACTIVITIES
  Change in unrealized holding losses on investment securities available for sale                 $    63        $   172
  Securities available for sale collateralized by portfolio mortgage loans                                             -
  Transfer of loans to real estate owned and repossessions                                            306            583

See Notes to consolidated financial statements.

FIRST COASTAL CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1996

NOTE A - CERTAIN REGULATORY MATTERS

RECEIVERSHIP OF SUFFIELD BANK

On September 6, 1991, First Coastal Corporation (the "Company") announced that Suffield Bank was placed into receivership by the Connecticut Banking Department and the Federal Deposit Insurance Corporation ("FDIC") was appointed as the receiver. Following the receivership of Suffield Bank, management's efforts were focused for an extended period of time on resolving the cross guaranty claim, as described below, and improving operations of the Company's subsidiary, Coastal Savings Bank ("Coastal" or the "Bank").

SETTLEMENT OF FDIC CROSS GUARANTY CLAIM

On January 31, 1995, the Company and the Bank consummated a settlement with the FDIC in accordance with the terms and conditions of the Amended and Restated Settlement Agreement, dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"), pursuant to which the FDIC waived and released its cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "Note" or the "FDIC Note"), secured by the Company's pledge of the outstanding stock of the Bank. In 1994, the Company incurred an extraordinary charge to earnings resulting from the issuance of the Note. Principal and interest under the FDIC Note are deferred until its maturity date, which is January 31, 1997, subject to extension under certain circumstances.

The Company announced on January 31, 1996 that it intends to pursue a recapitalization of the Company as the means to facilitate the satisfaction of the FDIC Note. On April 18, 1996, the Company filed with the Securities and Exchange Commission a registration statement on Form S-2 with respect to a proposed registered public offering of 750,000 shares of the Company's common stock. As part of the recapitalization, the Company expects to raise approximately $3.0 to $4.0 million through such offering of its common stock, including a rights offering to the Company's existing stockholders. The offering will be made only by means of a prospectus. In addition to the proceeds from the common stock offering, the Company also expects to use funds derived from dividends from the Bank and the proceeds from a loan to satisfy its obligation under the FDIC Note. The recapitalization and related transactions are subject to a number of conditions, including the receipt of appropriate regulatory approvals, and there can be no assurance that such recapitalization and related transactions will be consummated or that the Company will be successful in repaying the FDIC Note. The Company anticipates that the recapitalization would be completed in the third quarter of 1996.

MEMORANDUM OF UNDERSTANDING

Effective as of January 23, 1992, Coastal consented to an Order to Cease and Desist (the "Order to Cease and Desist" or the "Order") issued by the FDIC and concurred with by the Maine Bureau of Banking (the "Maine Bureau of Banking"). The Order required Coastal to cease and desist from engaging in certain activities and practices detrimental to the Bank and also required, among other things, the maintenance by the Bank of specified capital ratios. Effective December 8, 1994, the Order was terminated.

The Order was replaced with a Memorandum of Understanding ("Memorandum") among the Bank, the FDIC and the Maine Bureau of Banking effective as of November 22, 1994. The Memorandum provides, among other things, that (i) the Bank continue to maintain its allowance for loan and lease losses in accordance with applicable regulatory requirements, (ii) the Board of Directors of the Bank continue to review the adequacy of the Bank's loan and lease loss reserves and provide for adequate reserves, (iii) the Bank continue to have a Tier 1 capital to total assets ratio at or in excess of 6.0%, (iv) the Bank continue to comply with the FDIC's Statement of Policy on Risk-Based Capital, (v) the Bank provide monthly progress reports regarding substandard or doubtful assets, (vi) the Bank agree not to extend or renew credit to, or for the benefit of, any borrower who or which has a loan or other extension of credit with the Bank that has been charged-off or classified in whole or in part, loss, doubtful or substandard and is uncollected unless certain conditions are met, (vii) the Bank not declare or pay any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking, and (viii) the Bank continue to furnish written progress reports detailing the form and manner of any action taken to seek to secure compliance with the Memorandum. In addition, the Board of Directors is required to develop a written plan of action to reduce the Bank's risk position with respect to each borrower who had outstanding principal debt owing to the Bank in excess of $500,000 which was classified substandard, in whole or in part, and other real estate owned with a book value in excess of $500,000, as well as the formulation of a strategic plan and policies covering investments, funds management and various lending policies.
At March 31, 1996, the Bank had a Tier 1 capital to total assets ratio of 9.45%.

In March 1988, the Company entered into a Memorandum of Understanding with the Federal Reserve Bank of Boston which provided, among other things, for the formulation of plans and policies covering capital adequacy, funds management, the Company's management information system and the adoption of a written dividend policy consistent with the policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve") regarding the payment of cash dividends by bank holding companies. Management addressed these matters by developing plans and policies which were submitted to the Federal Reserve in 1988, and updated such plans and policies in 1992 and 1995. Effective March 13, 1995, the Federal Reserve Bank of Boston terminated the Memorandum of Understanding.

REGULATORY CAPITAL REQUIREMENTS

Under applicable federal regulations, the Company and Coastal are each required to maintain minimum levels of regulatory capital. The Federal Reserve has adopted a leverage-based capital requirement for bank holding companies with a composite rating of 1 under the bank holding company rating system of a minimum level of tier 1 capital to total assets of 3.0%. All other bank holding companies or bank subsidiaries of bank holding companies are required to maintain a minimum ratio of tier 1 capital to total assets of 4.0% to 5.0%. Under the Federal Reserve's risk-based capital guidelines, bank holding companies or banks also are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%. The guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995, December 31, 1995 and March 31, 1996,
the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or (ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. The FDIC Note is not considered to be "debt held by the general public" for purposes of such capital guidelines. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, qualifying total capital to risk-weighted assets of 9.45%, 15.21%, and 16.48%, respectively, at March 31, 1996 were in compliance with such guidelines.

The FDIC has also adopted minimum capital requirements as regulations for state non-member banks such as the Bank. Under the minimum leverage capital requirement, insured state non-member banks must maintain a Tier 1 capital to total assets ratio of at least 3% to 5% depending on the CAMEL rating of the bank. The Memorandum requires that the Bank continue to maintain a Tier 1 capital to total assets ratio at or in excess of 6.0%. At March 31, 1996, the Bank had a Tier 1 capital to total assets ratio of 9.45%.

In addition, under such regulations insured non-member banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, including a minimum ratio of Tier 1 capital to risk-weighted assets of 4.0%. At March 31, 1996, the Bank had a ratio of Tier 1 capital to risk-weighted assets of 15.21% and a ratio of qualifying total capital to risk-weighted assets of 16.48%.


NOTE B - ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

Most of the Company's commercial real estate loans as of March 31, 1996 are collateralized by real estate in Maine which has experienced a significant decline in value since the market peak in the late 1980's. In addition, all of the real estate owned ("REO") are located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of REO have been impacted by this real estate market decline and are particularly susceptible to changes in market conditions in Maine.

While management uses available information to recognize losses on loans and REO, future additions to the allowance for loan losses ("Allowance") or writedowns may be necessary based on changes in economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of REO. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of REO based on their judgments of information available to them at the time of their examination.

NEW ACCOUNTING STANDARDS

In May 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard (SFAS) No. 122, MORTGAGE SERVICING RIGHTS, which amends FASB Statement No. 65, ACCOUNTING FOR CERTAIN MORTGAGE BANKING ACTIVITIES. This standard eliminates the distinction between purchased and originated mortgage servicing rights and establishes the use of a valuation allowance to recognize any impairment in the fair value of mortgage servicing rights. There was no effect to the Company's financial statements or results of operations on January 1 and March 31, 1996 as a result of implementing FASB Statement No. 122.

In addition, during October 1995, FASB issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which establishes fair-value based accounting to recognize compensation expense related to stock-based transactions. For employers, the fair-value based recognition provisions are not mandatory; however, certain disclosure requirements are provided. The Company intends to comply with the disclosure requirements when required in 1996.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVESTMENT SECURITIES

Effective January 1, 1994 with the implementation of FASB Statement No. 115, investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Investment securities held to maturity are stated at cost adjusted for amortization of bond premiums and accretion of bond discounts. There was no effect to the Company's financial statements or results of operations on January 1, 1994 as a result of implementing FASB Statement No. 115. For the three months ended March 31, 1996, investment securities classified as available for sale reflected an unrealized loss of $25,000.

As of March 31, 1996, the Company's investment accounting policy states that all securities purchased with an original maturity of over one year, other than mortgage backed securities originated by the Bank with current loan production, will be classified as available for sale. Securities purchased with an original maturity of one year or less, or callable U.S. government agency notes, will be considered held-to-maturity. Mortgage backed securities originated by the Bank with current loan productions, will be classified as trading securities.

ASSETS HELD FOR SALE STATED AT MARKET VALUE

Assets held for sale, consisting primarily of residential mortgages originated for the purpose of potential sale, are valued at the lower of cost or market.

LOANS

Interest on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest income is discontinued when a loan becomes delinquent and, in management's opinion, borrowers may be unable to meet contractual obligations. Such accrual is discontinued where interest or principal is 90 days or more past due, unless the loans are deemed to be adequately secured and in the process of collection. In these instances, interest is recognized only when received. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in prior years is charged to the Allowance.

Loan origination fees and certain direct loan origination costs are deferred and the new amount amortized as an adjustment to the related loan yield over the estimated contractual life of the loan.

ALLOWANCE FOR LOAN LOSSES

The Allowance is maintained at a level believed adequate by management to absorb potential losses inherent in the current loan portfolio. Management's determination of the adequacy of the Allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, growth and diversification of the loan portfolio, the results of the most recent regulatory examinations, the nature and level of nonperforming assets, impaired loans and loans that have been identified as potential problems, the adequacy of collateral and other relevant factors. The Allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged off.

The Company adopted FASB Statement No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, on January 1, 1995. Under the new standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management identifies impaired loans on a loan-by-loan basis. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, with the exception of all collateral-dependent loans, which are measured for impairment based on the fair value of the collateral. The adoption of FASB Statement No. 114 resulted in no additional provision for loan losses as determined at January 1, 1995 and March 31, 1996.

REAL ESTATE OWNED ("REO")

REO, other than bank premises, consists of properties acquired through mortgage loan foreclosure proceedings or in satisfaction of loans. REO is initially recorded at the lower of cost or fair value (minus estimated costs to sell) at the date of foreclosure and any difference is charged to the Allowance at the time of reclassification. Subsequently, the values of such properties are reviewed by management and writedowns, if any, are charged to expense.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated provisions for depreciation and amortization, computed using the straight-line method over estimated useful lives.

REVERSE STOCK SPLIT

On May 31, 1995, the Company effected a one-for-ten reverse stock split with respect to the issued and outstanding shares of the Company's common stock, which was approved by the Company's stockholders on January 31, 1995. As a result of the reverse stock split, the number of outstanding shares of common stock of the Company was reduced from 6,006,745 shares (determined at the close of business on May 31, 1995) to 600,361 shares. As a result, $5,407,000 was transferred from the Company's common stock account to paid-in capital. All applicable share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the reverse stock split.

INCOME TAXES

The Company adopted FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES, in 1993 which requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. At December 31, 1995, the Company estimated that net operating loss ("NOL") carryforwards for federal income tax return purposes of $6.8 million were available to offset future taxable income. Due to the uncertainty that the benefit of net deferred tax assets will be realized, a full valuation allowance has been recorded at March 31, 1996 and December 31, 1995.

In 1990, Coastal Bancorp and its subsidiaries carried back their share of the consolidated net operating losses of the Suffield Financial Corporation and subsidiaries group to the years 1984, 1985 and 1986. Tentative tax refunds in the amount of $926,000 were paid to the Bank as a result of this carryback. In 1989 and 1990, Suffield Financial Corporation and Suffield Bank also carried back their share of the net operating losses of the group. A portion of the 1990 losses was carried back to the 1986 taxable year of the Suffield group as it existed before the acquisition of Coastal Bancorp and the Bank (the "Old Suffield Group") and resulted in a tentative refund of $1,973,000 and a portion of the 1989 losses was carried back to the years 1979 through 1985 of the Old Suffield Group and resulted in tentative refunds of $1,279,000.

All refunds in excess of $1.0 million must be approved by the Joint Committee on Taxation of the U.S. Congress. The IRS reviewed and approved the refund claims and forwarded the case to the Joint Committee on Taxation in Washington, D.C. with a recommendation that the refunds be approved as made. On April 3, 1996 the Company was notified by the Joint Committee on Taxation in Washington, D.C. that all claims had been approved.

The federal income tax returns of the Company have been examined and audited or closed without audit by the IRS for tax years through 1991.

PART I - Item 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

TOTAL ASSETS

At March 31, 1996, total assets were $147.0 million, representing an increase of $1.5 million (or 1.1%) from total assets of $145.5 million at December 31, 1995. This increase was primarily attributable to the $1.0 million increase in deposits. However, as of April 26, 1996, the Company consummated the sale of its Kezar Falls branch to Maine Bank & Trust Company which resulted in a decrease in deposits and overall total assets of approximately $9.9 million in the second quarter of 1996. See "Financial Condition - Liquidity - Coastal" for more information concerning the branch sale.

INVESTMENTS

The Company's investment portfolio is comprised primarily of U.S. government and agency obligations and also contains miscellaneous equity securities. Total investment securities at March 31, 1996 were $24.6 million compared to $19.7 million at December 31, 1995. This increase is attributable to the purchase of $5.0 million in U.S. government agency callable notes, $4.0 million in GNMA mortgage-backed securities and $2.0 million in U.S. treasury securities, partially offset by maturities of U.S. treasury securities totaling $2.0 million and $4.0 million of U.S. government agency callable notes which were called during the first quarter of 1996. Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Investment securities held to maturity are stated at cost, adjusted for amortization of bond premiums and accretion of bond discounts.

The following table sets forth the amortized cost and fair value of investment securities for each major security type at March 31, 1996.


                                                                     March 31, 1996
                                              -------------------------------------------------------
                                                                  Fair          Gross           Gross
                                              Amortized         Market     Unrealized      Unrealized
(IN THOUSANDS)                                     Cost          Value           Gain          Losses
- -----------------------------------------------------------------------------------------------------
Available for sale:
  U.S. government obligations                    $5,958         $5,968            $18         $   (8)
  Mortgage backed securities                      4,724          4,695             10            (39)
  Equity/mutual fund                              2,000          1,994              -             (6)
  Other                                             110            110              -              -
                                                -------        -------        -------        -------
                                                $12,792        $12,767           $ 28          $ (53)
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------

Held to maturity:
  U.S. government callable notes                 11,798         11,688              5           (115)
                                                -------        -------        -------        -------
                                                $11,798        $11,688           $  5          $(115)
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------

The net unrealized loss on investment securities classified as available for sale was $25,000 at March 31, 1996, versus a net unrealized gain of $38,000 at December 31, 1995. The net unrealized loss on securities available for sale is attributable to an increase in interest rates during the first three months of 1996. The Company will continue to give consideration to further investments in U.S. government agency, U.S. government obligations and mortgage backed securities, after giving consideration to the potential impact on the fair value of these securities that may result from interest rate fluctuations in comparison to alternative investment securities.

The following table represents the contractual maturities for investments in debt securities for each major security type at March 31, 1996.


                                                                         March 31, 1996
                                               ----------------------------------------------------------
                                                                            Maturing
                                               ----------------------------------------------------------
                                                                   After One
                                                 Within            But Within        After
(IN THOUSANDS)                                  One Year           Five Years     Five Years       Total
- --------------------------------------------------------------------------------------------------------
Available for sale:
  U.S. government obligations                  $  4,007            $  1,961              -       $  5,968
  Mortgage backed securities                          -                   -          4,695          4,695
                                               --------            --------       --------       --------
                                               $  4,007            $  1,961       $  4,695       $ 10,663
                                               --------            --------       --------       --------
                                               --------            --------       --------       --------

Held to maturity:
  U.S. government agency callable
    notes (final maturity)                            -               7,998          3,800         11,798
                                               --------            --------       --------       --------
                                               $      -            $  7,998       $  3,800       $ 11,798
                                               --------            --------       --------       --------
                                               --------            --------       --------       --------

LOANS

Loans consisted of the following:

                                                                                  March 31,    December 31,
(IN THOUSANDS)                                                                      1996           1995
- -----------------------------------------------------------------------------------------------------------
Real estate mortgage loans:
  Residential                                                                     $ 28,724        $30,966
  Commercial                                                                        49,258         50,797
Commercial and industrial loans                                                      2,264          2,524
Consumer and other loans                                                            15,778         16,263
                                                                                  --------       --------
                                                                                  $ 96,024       $100,550
                                                                                  --------       --------
                                                                                  --------       --------

Loans decreased $4.5 million (or 4.5%) at March 31, 1996 as compared to December 31, 1995. The most significant reason for the decrease was the prepayment of loans in advance of their scheduled maturity dates, as borrowers refinanced at lower interest rates.

ALLOWANCE FOR LOAN LOSSES

The Company's allowance for loan losses ("Allowance") was $2.6 million at March 31, 1996 compared to $2.7 million at December 31, 1995. The Allowance represented 2.76% and 2.65% of total loans, and 182.48% and 47.96% of nonperforming loans, at March 31, 1996 and December 31, 1995, respectively.

Although the balance of the Allowance remained relatively unchanged at March 31, 1996 as compared to December 31, 1995, the level is still expected to trend moderately downwards for the remainder of 1996. This is anticipated to occur as previously identified loan loss exposure is quantified and recognized (charged-off), either through negotiations and work out efforts, or through the commencement of collateral liquidations. Management believes there will not be a dramatic decline in the Allowance such as was experienced at the end of 1995.

In determining reserve adequacy, management places a high reliance upon the review of individual commercial loan assets to determine whether or not loss exposure exists. All such loans classified substandard or worse are assigned individual allocated loan loss reserves, where appropriate. Consistent with current guidelines, a five percent reserve is also established against loans graded special mention and various reserve percentages are established against the non-classified balance of the commercial portfolio, as well as residential loans, construction loans and consumer loans. This methodology relies upon a combination of current and anticipated trends, along with historical trends, in establishing the appropriate reserve percentages for the different portfolios.

While the current level of the Allowance is believed to be adequate, the Company continues to hold a large concentration of commercial real estate loans that remain vulnerable to loan default. Deterioration in the local economy or real estate market, or upward movements in interest rates, could have an adverse effect on the performance of the loan portfolio that could result in the need for an increased allowance for loan losses. Conversely, further improvement in overall asset quality, favorable local economic conditions or a favorable local real estate market, could positively effect the Allowance.

NONPERFORMING ASSETS

Information with respect to nonperforming assets is set forth below:


                                                        March 31,  December 31,
(IN THOUSANDS)                                              1996          1995
- -------------------------------------------------------------------------------
Nonaccrual loans                                           $  736        $1,948
Accruing loans past due 90 days or more                        89           169
Restructured loans                                            625         3,427
Real estate owned                                           2,164         1,973
                                                         --------       -------
Total                                                      $3,614        $7,517
                                                         --------       -------
                                                         --------       -------

The level of nonperforming assets declined 51.9% from December 31, 1995 to March 31, 1996, from $7.5 million to $3.6 million, respectively. The current level of nonperforming assets represents an 86.8% decline from the level established at December 31, 1991 of $27.3 million. While the downward trend in nonperforming assets that has developed since 1991 is significant, the Company continues to hold a large concentration of commercial real estate loans that remain vulnerable to default. Many of these loans were made at or near the peak in the commercial real estate market in the late 1980's and the collateral coverage for many loans may not be adequate to protect the Bank from potential losses in the event such loans become nonperforming. Deterioration in the local economy or real estate market, or upward movements in interest rates, could have an adverse impact on currently performing commercial real estate loan relationships. These factors could result in an increased incidence of loan defaults and, as a result, an increased level of nonperforming loans.

IMPAIRED LOANS

Management reviews loans on a case by case basis to determine which loans should be classified as impaired. If management believes there is a high probability of a loss of principal or interest, then such loans are determined to be impaired. At March 31, 1996, the recorded investment in loans for which impairment has been recognized in accordance with FASB Statement No. 114 totaled $1,251,000 compared to $3,728,000 at December 31, 1995. The corresponding allocated reserves for these loans was $304,000 for the period ended March 31, 1996. All loans classified as impaired totaling $1,251,000 are also classified as nonperforming assets at March 31, 1996, of which $626,000 are nonaccrual and $625,000 are troubled debt restructures. All impaired loans were secured by real estate at March 31, 1996 and accounted for by the lower of the fair value of the collateral or amortized loan value.

Impaired loans consisted of the following:


(IN THOUSANDS)                             March 31, 1996     December 31, 1995
- -------------------------------------------------------------------------------
Real estate mortgage loans:
     Residential                               $     70             $    301
     Commercial                                   1,181                3,427
Real estate construction loans                        -                    -
Commercial and industrial loans                       -                    -
Consumer and other loans                              -                    -
                                               --------             --------
                                               $  1,251             $  3,728
                                               --------             --------
                                               --------              -------

REAL ESTATE OWNED ("REO")

At March 31, 1996, REO consisted of 8 commercial and residential real estate properties equaling $2,081,000 and 5 repossessed assets equaling $83,000.

REO is initially recorded at the lower of cost or fair value (minus estimated costs to sell) at the date the Bank acquires title to the property and any difference is charged to the Allowance at the time the property is classified as REO. Subsequently, the values of such properties are reviewed by management and writedowns, if any, are charged to expense. Costs relating to the development and improvement of properties are capitalized; holding costs are charged to expense.

LIQUIDITY - COASTAL

Deposits totaled $126.7 million at March 31, 1996, an increase of $1.0 million (or 0.9%) from the level of $125.7 million at December 31, 1995.

On April 26, 1996, the Bank consummated its sale of the Kezar Falls branch to Maine Bank & Trust Company. Included in the sale were all of the branch deposits totaling $9.9 million and certain of the furniture, fixtures and equipment of the branch. The Bank recognized a premium paid on the deposits of $403,000, which was offset by expenses relating to the sale of $37,000.

On April 20, 1996, the Bank implemented a new deposit program featuring seven new checking account products. The new program will entail increased expenditures in marketing and a new mix of deposit products, which the Bank believes will help to facilitate its efforts to increase its market share and its non-interest income and to decrease its cost of funds.

Coastal has the capability of borrowing additional funds from the Federal Home Loan Bank ("FHLB") of Boston with three-day advance notice when adequately secured by qualified collateral. Effective as of June 8, 1993, the FHLB of Boston restricted new advances to maturities of six months or less as a result
of the cross guaranty claim.   On May 1, 1995, the Bank received a letter from
the FHLB of Boston stating that it would lengthen the maturity restriction on new fixed term and fixed rate advances from six months to one year. Coastal is also approved by the Federal Reserve Bank of Boston to obtain liquidity from its "Discount Window" provided that assets are pledged to the Federal Reserve Bank's satisfaction.

LIQUIDITY - PARENT

On a parent company only ("parent") basis, the Company conducts no separate operations. Its business consists of the business of its banking subsidiary.
In addition to debt service relating to the FDIC Note in the principal amount of $9.0 million issued by the Company to the FDIC on January 31, 1995 in connection with the settlement of the cross guaranty claim, the Company's expenses consist primarily of Delaware franchise taxes associated with the Company's authorized capital stock, and certain legal and various other expenses. Expenses, including certain audit and professional fees, insurance and other expenses, are allocated between Coastal and the Company based upon the relative benefits derived. At March 31, 1996 the parent's assets (other than its investment in its subsidiary) consisted of $47,000 in cash.

Payment of dividends by the Company on its stock is subject to various restrictions. Among these restrictions is a requirement under Delaware corporate law that dividends may be paid by the Company out of its surplus or, in the event there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Amended and Restated Settlement Agreement, which was consummated on January 31, 1995 (the "Amended and Restated Settlement Agreement"), prohibits the payment of dividends by the Company to its stockholders on any class of stock (except for a dividend paid in shares of the Company's common stock, or in any other stock of the Company) until the unpaid principal amount and interest under the Note are paid in full in accordance with the terms thereof.

The principal source of cash for the parent company would normally be a dividend from Coastal; however, certain restrictions also exist regarding the ability of Coastal to transfer funds to the Company in the form of cash dividends, loans or advances. The most significant of these are described below.

Maine corporate law generally provides that dividends may only be paid out of unreserved and unrestricted earned surplus or unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. Maine banking law also imposes certain restrictions, including the requirement that the Bank establish and maintain adequate levels of capital as set forth in rules adopted by the Maine Bureau of Banking.

The Amended and Restated Settlement Agreement provides that the Bank may not declare any dividends, except as necessary to pay the operating expenses of the Company as approved from time to time by both the FDIC and the Maine Bureau of Banking. The Amended and Restated Settlement Agreement further provides that such operating expenses may not include any amounts for accrued interest on the Note.

The Memorandum (effective November 22, 1994) provides that the Bank may not pay or declare any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking.

On May 3, 1996, November 13, 1995 and November 30, 1994, following the receipt of appropriate regulatory approvals, Coastal paid the Company cash dividends of $200,000, $200,000 and $175,000, respectively, for certain current and anticipated operating expenses of the Company and certain expenses related to the Company's recapitalization, some of which are reimbursable expenses related to the proposed equity offering by the Company.

CAPITAL - COASTAL

The table below sets forth the regulatory capital requirements and capital ratios for Coastal at March 31, 1996:


(DOLLARS IN THOUSANDS)
- -------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets ratio (1)
- ----------------------------------------------------
     Qualifying capital                                              $13,740
     Actual %                                                           9.45%
     Minimum requirement %                                              6.00%
     Average assets for first quarter                               $145,368

Tier 1 capital to risk-weighted assets
- --------------------------------------
     Qualifying capital                                              $13,740
     Actual %                                                          15.21%
     Minimum requirement %                                              4.00%

Total capital to risk-weighted assets
       (Tier 1 and Tier 2)
- --------------------------------------
     Qualifying capital                                              $14,888
     Actual %                                                          16.48%
     Minimum requirement %                                              8.00%
     Gross risk-weighted assets                                      $90,345

________________________

(1) Calculated on an average quarterly basis

Note: As described in Note A to the Consolidated Financial Statements, the Memorandum (effective November 22, 1994) among Coastal, the FDIC and the Maine Bureau of Banking requires Coastal to maintain a Tier 1 capital to total assets ratio of 6.0% or greater. Coastal's Tier 1 capital to total assets ratio at March 31, 1996 was 9.45%.

CAPITAL - COMPANY

The Federal Reserve capital adequacy guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995, December 31, 1995 and March 31, 1996, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or (ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. The FDIC Note is not considered to be "debt held by the general public" for purposes of such capital guidelines. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets of 9.45%, 15.21%, and 16.48%, respectively, at March 31, 1996 were in complaince with such guidelines. If the Company were required to calculate its ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets on a consolidated basis, such ratios would be 2.90%, 4.68% and 5.95%, respectively, at March 31, 1996.

The Company suspended the payment of cash dividends to its stockholders in the fourth quarter of 1989 and has not paid any cash dividends to its stockholders since that time. Pursuant to the Amended and Restated Settlement Agreement, no dividends may be paid to the Company's stockholders until the unpaid principal and interest under the Note payable to the FDIC are paid in full.


RESULTS OF OPERATIONS

NET INCOME(LOSS)

The net income for the three months ended March 31, 1996 was $337,000, compared with net income of $225,000 for the same period last year. The improvement in earnings for 1996 is primarily attributable to no provision for loan loss expense for the quarter ended March 31, 1996, as compared to $100,000 of provision expense for the same period last year. Effective April 26, 1996, the Company consummated the sale of its Kezar Falls branch to Maine Bank & Trust Company and will recognize in the second quarter of 1996 a net gain of $366,000, calculated by deducting $37,000 in expenses associated with the closing from the gross deposit premium received of $403,000.

NET INTEREST INCOME

Net interest income remained relatively unchanged for the three months ended March 31, 1996 as compared to the three months ended March 31, 1995, at $1.5 million. Included in the March 31, 1996 and March 31, 1995 net interest income total is interest expense of $141,000 and $73,000, respectively, for the Company's $9.0 million Note payable to the FDIC. Although net interest income remained relatively unchanged, the Company's average earning assets and average interest bearing liabilities declined $4.7 million and $6.0 million, respectively, for the three months ended March 31, 1996 as compared to the three months ended March 31, 1995. This drop in average earning assets and average interest bearing liabilities was largely offset in part by an increase in the interest margin between earning assets and interest bearing liabilities. The yield on average earning assets increased from 7.81% at March 31, 1995 to 8.26% at March 31, 1996, a gain of .45%, as compared to an increase in the cost of average interest bearing liabilities from 3.75% for the quarter ended March 31, 1995 to 4.10% for the quarter ended March 31, 1996, or .35%.

PROVISION FOR LOAN LOSSES

There was no provision for loan loss expense for the three months ended March 31, 1996, versus $100,000 provision expense for the three months ended March 31, 1995. This is attributable to several factors, including the essentially unchanged level of the Allowance, both in dollars ($2.6 million at March 31, 1996 versus $2.7 million at December 31, 1995) and as a percentage of total loans (2.76% at March 31, 1996 versus 2.65% at December 31, 1995), the decline in nonperforming loans, and management's review of the portfolio and its determination of the adequacy of the Allowance as of March 31, 1996.

The Company's policy is to fund the Allowance by charging operations in the form of provision for loan loss expense which represents estimated loss exposure based on periodic evaluations of the loan portfolio and current economic trends. The Company continues to hold a large concentration of commercial real estate loans. The ultimate collectibility of the Company's commercial real estate loan portfolio is particularly susceptible to changes in local real estate market conditions. Deterioration in the local economy or real estate market, or upward movement in interest rates, could have an adverse impact on the loan portfolio that could result in the need for increased provision for loan loss expense.

Management believes that the Allowance is adequate at March 31, 1996. However, future additions to the Allowance may be necessary based on changes in the financial condition of various borrowers, new information that becomes available relative to various borrowers and loan real estate collateral, as well as changes in local, regional or national economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance. Such authorities may require the Company to recognize additions to the Allowance based upon information available to them and their judgments at the time of their examination.

OTHER OPERATING INCOME

Other operating income for the three months ended March 31, 1996 was $131,000, as compared to $168,000 for the same respective period in 1995. Other income for the three months ended March 31, 1995 includes a realized gain on trading accounts of $33,000.

OTHER OPERATING EXPENSES

Other operating expenses for the three months ended March 31, 1996 was $1.3 million, as compared to $1.4 million for the same respective period in 1995.
The $56,000 decline is primarily attributable to three items: (i) a reduction in legal expenses of $89,000, (ii) a $36,000 reduction in FDIC insurance expense on deposits resulting from a decrease in the Bank's assessment rate, (iii) partially offset by an increase in the net cost of REO of $63,000 as a result of increased expenditures on various properties. Additionally, as a result of the implementation of the Bank's new deposit program, management believes that its other operating expense category will increase in the future, mainly in the marketing area, in order for the Bank to facilitate its efforts to increase the Bank's market share of deposits As of March 31, 1996, the Bank had approximately $50,000 in prepaid expenses associated with the new program which are anticipated to be expensed during the second quarter of 1996.

PART II - OTHER INFORMATION


ITEM 1. LEGAL PROCEEDINGS.

     Information required by this Item is set forth under Note A - Certain Regulatory Matters, under the caption "Settlement of the Cross Guaranty Claim." As of March 31, 1996, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

ITEM 2.  CHANGES IN SECURITIES.

     Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

     Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     No matter was submitted to a vote of the Company's security holders during the first quarter of 1996.

ITEM 5. OTHER INFORMATION.

     Not applicable.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) The exhibits that are filed with this Form 10-Q, or that are incorporated herein by reference, are set forth below:

     3.1(i)    Restated Certificate of Incorporation (filed as Exhibit 3.1(i) to
     Annual Report on Form 10-K for the year ended December 31, 1995, File No. 0-14087 ("1995 Form 10-K"), and incorporated herein by reference).

     3.1(ii)   Amended and Restated Bylaws (filed as Exhibit 3.1(ii) to 1995
     Form 10-K, and incorporated herein by reference).

     10.1 Suffield Financial Corporation Stock Option Plan and Suffield Bank Stock Option Plan (filed as Exhibits 4.5 and 4.6, respectively, to the Company's Registration Statement on Form S-8, File No. 33-11400, and incorporated herein by reference).

     10.2 Coastal Savings Bank Stock Option Plan (filed as Exhibit 4.7 to Post-Effective Amendment No. 1 on Form S-8 to Form S-4, File No. 33-10189, and incorporated herein by reference).

     10.3 First Coastal Corporation Director's Deferred Compensation Plan (filed as Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 1993, File No. 0-14087, and incorporated herein by reference).

     10.4 Amended and Restated Settlement Agreement, dated as of November 23, 1994, among First Coastal Corporation, Coastal Savings Bank and the Federal Deposit Insurance Corporation (filed as Exhibit 99a to Current Report on Form 8-K, filed December 5, 1994, and incorporated herein by reference).

     10.5 Promissory Note, dated January 31, 1995, by First Coastal Corporation for the benefit of the Federal Deposit Insurance Corporation (filed as Exhibit 99b to Current Report on Form 8-K, filed February 13, 1995 ("1995 Form 8-K"), and incorporated herein by reference).

     10.6 Stock Pledge Agreement, dated as of January 31, 1995, between First Coastal Corporation and the Federal Deposit Insurance Corporation (filed as
     Exhibit 99c to 1995 Form 8-K, and incorporated herein by reference).

     10.7 Memorandum of Understanding, among Coastal Savings Bank, the Federal Deposit Insurance Corporation and the Maine Bureau of Banking, effective as of November 22, 1994 (filed as Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 1994, File No. 0-14087 ("1994 Form 10-K"), and incorporated herein by reference).

     10.8 Employment Agreement, dated December 21, 1994, between Coastal Savings Bank and James H. Whittaker (filed as Exhibit 10.17 to 1994 Form 10-K, and incorporated herein by reference).

     10.9 Employment Protection Agreement, dated December 21, 1994, between Coastal Savings Bank and Dennis D. Byrd (filed as Exhibit 10.18 to 1994 Form 10-K, and incorporated herein by reference).

     10.10 Employment Protection Agreement, dated December 21, 1994, between Coastal Savings Bank and Gregory T. Caswell (filed as Exhibit 10.19 to 1994 Form 10-K, and incorporated herein by reference).

     10.11 Purchase and Assumption Agreement, dated February 22, 1996, between Coastal Savings Bank and Maine Bank & Trust Company (filed as
     Exhibit 10.11 to 1995 Form 10-K, and incorporated herein by reference).

     10.12 Agreement for Data Processing Services, dated February 28, 1996, between Coastal Savings Bank and Data Dimensions Inc. (filed as Exhibit
     10.12 to 1995 Form 10-K, and incorporated herein by reference).

     27   Financial Data Schedule

(b)  No Form 8-K was filed by the Company during the first quarter of 1996.

                            FIRST COASTAL CORPORATION


                                   SIGNATURES


In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              FIRST COASTAL CORPORATION


Date: June 4, 1996            By:  /s/ Gregory T. Caswell
                                   -----------------------------------------
                                   Gregory T. Caswell
                                   President and Chief Executive Officer



In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date: June 4, 1996            By:  /s/ Gregory T. Caswell
                                   -----------------------------------------
                                   Gregory T. Caswell
                                   President and Chief Executive Officer
                                   (Principal Executive Officer)


Date: June 4, 1996            By:  /s/ Dennis D. Byrd
                                   -----------------------------------------
                                   Dennis D. Byrd
                                   Treasurer
                                   (Principal Financial and Accounting Officer)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Placement Agent. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.




                               -------------------

                                TABLE OF CONTENTS

                                                                            Page

Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
The Recapitalization . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
Market for Common Stock and Dividends. . . . . . . . . . . . . . . . . . .   28
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
Determination of Subscription Price. . . . . . . . . . . . . . . . . . . .   30
The Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
Standby Purchase Agreements. . . . . . . . . . . . . . . . . . . . . . . .   36
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . .   37
Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . . .   38
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . .   42
Incorporation of Certain Documents by Reference. . . . . . . . . . . . . .   42
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   43
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   43
First Coastal Corporation Amendment No. 3 to Annual Report
  on Form 10-K/A for the Year Ended December 31, 1995. . . . . . . . . . .  A-1
First Coastal Corporation Amendment No. 1 to Quarterly Report
  on Form 10-Q/A for the Quarter Ended March 31, 1996. . . . . . . . . . .  B-1



                                 750,000 SHARES



                                      FIRST
                                     COASTAL
                                   CORPORATION



                                  COMMON STOCK

                                   ----------
                                   PROSPECTUS
                                   ----------



                            FIRST ALBANY CORPORATION



                                 June 13, 1996



- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts except the SEC Registration Fee and the NASD Filing Fee are estimated.


SEC Registration Fee . . . . . . . . . . . . . . . . . . . . . .     $1,229
NASD Filing Fee. . . . . . . . . . . . . . . . . . . . . . . . .        857
Nasdaq SmallCap Stock Market Listing Fee . . . . . . . . . . . .      6,351
Blue Sky Fees and Expenses . . . . . . . . . . . . . . . . . . .     30,000
Accounting Fees and Expenses . . . . . . . . . . . . . . . . . .     55,000
Legal Fees and Expenses. . . . . . . . . . . . . . . . . . . . .    205,000
Printing and Engraving Expenses. . . . . . . . . . . . . . . . .     14,000
Registrar and Subscription Agent Fees. . . . . . . . . . . . . .      6,000
Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . .     40,313
                                                                   --------
     Total . . . . . . . . . . . . . . . . . . . . . . . . . . .   $358,750
                                                                   --------
                                                                   --------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation' s request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful.
In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Company's Amended and Restated Bylaws provide for mandatory indemnification of directors and officers on generally the same terms as permitted by the Delaware Law. Under the Amended and Restated Bylaws, the Company is required to advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that the director or officer is not entitled to indemnification. The Company has obtained directors and officers liability insurance.

ITEM 16.  EXHIBITS


Exhibit
Number                         Exhibit Description
- ------                         -------------------

3.1(i)(a) Restated Certificate of Incorporation (filed as Exhibit 3.1(i) to
          Annual Report on Form 10-K for the year ended December 31, 1995, File No. 0-14087 ("1995 Form 10-K"), and incorporated herein by reference).

3.1(i)(b) Certificate of Amendment of Restated Certificate of Incorporation
          (filed as Exhibit 3.1(i)(b) to Amendment No. 3 to Annual Report on Form 10-K on Form 10-K/A for the year ended December 31, 1995, File No. 0-14087, and incorporated herein by reference).

3.1(ii) Amended and Restated Bylaws (filed as Exhibit 3.1(ii) to 1995 Form 10-K, and incorporated herein by reference).

*5        Opinion of Morris, James, Hitchens & Williams.

10(a) First Coastal Corporation Stock Option Plan and Suffield Bank Stock Option Plan. (Filed as Exhibits 4.5 and 4.6, respectively, to Registration Statement on Form S-8, File No. 33-11400, and incorporated herein by reference.)

10(b) Coastal Savings Bank Stock Option Plan. (Filed as Exhibit 4.7 to Post-Effective Amendment No. 1 on Form S-8 to Form S-4, File No. 33-10189, and incorporated herein by reference.)

10(c) First Coastal Corporation Director's Deferred Compensation Plan. (Filed as Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 1993, File No. 0-14087, and incorporated herein by reference.)

10(d) Amended and Restated Settlement Agreement, dated as of November 23, 1994, by and among the Company, Coastal Savings Bank and the Federal Deposit Insurance Corporation. (Filed as Exhibit 99a to Current Report on Form 8-K, filed December 5, 1994, and incorporated herein by reference.)

10(e) Promissory Note, dated January 31, 1995, by the Company for the benefit of the Federal Deposit Insurance Corporation. (Filed as
          Exhibit 99b to Current Report on Form 8-K, filed February 13, 1995 ("1995 Form 8-K"), and incorporated herein by reference.)

10(f) Stock Pledge Agreement, dated as of January 31, 1995, by and between the Company and the Federal Deposit Insurance Corporation. (Filed as
          Exhibit 99c to 1995 Form 8-K, and incorporated herein by reference.)

10(g) Memorandum of Understanding, dated November 22, 1994, by and among the Board of Directors of Coastal Savings Bank, the Superintendent of the Maine Bureau of Banking and the Regional Director of the Boston Region of the Federal Deposit Insurance Corporation. (Filed as Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 1994, File No. 0-14087 ("1994 Form 10-K"), and incorporated herein by reference.)

10(h) Employment Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and James H. Whittaker. (Filed as Exhibit 10.17 to 1994 Form 10-K, and incorporated herein by reference.)

10(i) Employment Protection Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and Dennis D. Byrd. (Filed as Exhibit
          10.18 to 1994 Form 10-K, and incorporated herein by reference.)

10(j) Employment Protection Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and Gregory T. Caswell. (Filed as
          Exhibit 10.19 to 1994 Form 10-K, and incorporated herein by reference.)

10(k) Purchase and Assumption Agreement, dated as of February 22, 1996, between Coastal Savings Bank and Maine Bank & Trust Company. (Filed as Exhibit 10.11 to 1995 Form 10-K, and incorporated herein by reference.)

10(l) Agreement for Data Processing Services, dated February 28, 1996, between Coastal Savings Bank and Data Dimensions Inc. (Filed as
          Exhibit 10.12 to 1995 Form 10-K, and incorporated herein by reference.)

10(m) Form of Loan Agreement among the Company, as borrower, Androscoggin Savings Bank, Bangor Savings Bank, Machias Savings Bank and Norway Savings Bank, as lenders, and Machias Savings Bank, as agent.

10(n) Form of Promissory Note by the Company for the benefit of the Lenders.

10(o) Form of Stock Pledge Agreement between the Company and Machias Savings Bank, for itself and as agent for the Lenders.

*10(p)    First Coastal Corporation 1996 Stock Option and Equity Incentive Plan.

*11       Statement regarding Computation of Per Share Earnings.

23(a)     Consent of Coopers & Lybrand, L.L.P.

*23(b) Consent of Morris, James, Hitchens & Williams (included in the legal opinion filed as Exhibit 5 hereto).

*24 Powers of Attorney for the following individuals: Gregory T. Caswell, Dennis D. Byrd, Normand E. Simard, Roger E. Klein, Edward K. Simensky and Charles A. Stewart III.

*99(a)    Form of Standby Stock Purchase Agreement.

*99(b) Form of First Coastal Corporation Rights Offering Order Form (and accompanying instructions).

*99(c) Form of First Coastal Corporation Community Offering Order Form (and accompanying instructions).

*99(d)    Form of Notice of Guaranteed Delivery.

*99(e)    Form of Broker Assistance Agreement.

*99(f) Form of Escrow Agreement between First Coastal Corporation and Mellon Bank, N.A.

*99(g) Form of Subscription Agent Agreement between First Coastal Corporation and ChaseMellon Shareholder Services, L.L.C.
- --------------------------

* Previously filed.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the Placement Agent or selected broker-deals during the subscription period, and the terms of any subsequent reoffering thereof. If any public offering by the Placement Agent or selected broker-dealers is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby further undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westbrook, State of Maine, on this 13th day of June, 1996.


                                   FIRST COASTAL CORPORATION


                                   By: /s/ Gregory T. Caswell
                                       ----------------------------------------
                                        Gregory T. Caswell
                                        President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities and on this 13th day of June, 1996.


Signature                                    Title
- ---------                                    -----

/s/ Gregory T. Caswell        President and Chief Executive Officer
- --------------------------    (Principal executive officer)
    Gregory T. Caswell

/s/ Dennis D. Byrd            Treasurer (Principal financial officer
- --------------------------    and principal accounting officer)
    Dennis D. Byrd

          *                   Chairman of the Board
- --------------------------
    Normand E. Simard

          *                   Director
- --------------------------
     Roger E. Klein

          *                   Director
- --------------------------
  Edward K. Simensky

          *                   Director
- --------------------------
 Charles A. Stewart III

*By:/s/ Gregory T. Caswell
- --------------------------
    Gregory T. Caswell
    Attorney-in-Fact

     As filed with the Securities and Exchange Commission on June 13, 1996

                                                     Registration No. 333-02609

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  __________


                                AMENDMENT NO 2

                                      TO

                                   FORM S-2

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933




                                  __________



                       FIRST COASTAL CORPORATION
             (Exact name of registrant as specified in its charter)





                                   EXHIBITS



- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                INDEX TO EXHIBITS

                                                                    Sequentially
Exhibit                                                               Numbered
Number                         Exhibit Description                      Page
- -------                        -------------------                  ------------

3.1(i)(a) Restated Certificate of Incorporation (filed as Exhibit
          3.1(i) to Annual Report on Form 10-K for the year ended
          December 31, 1995, File No. 0-14087 ("1995 Form 10-K"),
          and incorporated herein by reference).

3.1(i)(b) Certificate of Amendment of Restated Certificate of Incorporation
          (filed as Exhibit 3.1(i)(b) to Amendment No. 3 to Annual Report on Form 10-K on Form 10-K/A for the year ended December 31, 1995, File No. 0-14087, and incorporated herein by reference).

3.1(ii) Amended and Restated Bylaws (filed as Exhibit 3.1(ii) to 1995 Form 10-K, and incorporated herein by reference).

*5        Opinion of Morris, James, Hitchens & Williams.

10(a) First Coastal Corporation Stock Option Plan and Suffield Bank Stock Option Plan. (Filed as Exhibits 4.5 and 4.6, respectively, to Registration Statement on Form S-8, File No. 33-11400, and incorporated herein by reference.)

10(b)     Coastal Savings Bank Stock Option Plan.  (Filed as
          Exhibit 4.7 to Post-Effective Amendment No. 1 on
          Form S-8 to Form S-4, File No. 33-10189, and incorporated herein by reference.)

10(c) First Coastal Corporation Director's Deferred Compensation Plan. (Filed as Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 1993, File No. 0-14087, and incorporated herein by reference.)

10(d) Amended and Restated Settlement Agreement, dated as of November 23, 1994, by and among the Company, Coastal Savings Bank and the Federal Deposit Insurance Corporation. (Filed as Exhibit 99a to Current Report on Form 8-K, filed
          December 5, 1994, and incorporated herein by reference.)

10(e) Promissory Note, dated January 31, 1995, by the Company for the benefit of the Federal Deposit Insurance Corporation. (Filed as Exhibit 99b to Current Report on Form 8-K, filed February 13, 1995 ("1995 Form 8-K"), and incorporated herein by reference.)

10(f) Stock Pledge Agreement, dated as of January 31, 1995, by and between the Company and the Federal Deposit Insurance
          Corporation. (Filed as Exhibit 99c to 1995 Form 8-K, and incorporated herein by reference.)

10(g) Memorandum of Understanding, dated November 22, 1994, by and among the Board of Directors of Coastal Savings Bank, the Superintendent of the Maine Bureau of Banking and the Regional Director of the Boston Region of the Federal Deposit Insurance Corporation. (Filed as Exhibit 10.16 to Annual Report on
          Form 10-K for the year ended December 31, 1994, File No. 0-14087 ("1994 Form 10-K"), and incorporated herein by reference.)

10(h) Employment Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and James H. Whittaker. (Filed as Exhibit 10.17 to 1994 Form 10-K, and incorporated herein by reference.)

                                                                    Sequentially
Exhibit                                                               Numbered
Number                         Exhibit Description                      Page
- -------                        -------------------                  ------------

10(i) Employment Protection Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and Dennis D. Byrd. (Filed as Exhibit 10.18 to 1994 Form 10-K, and incorporated herein by reference.)

10(j) Employment Protection Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and Gregory T. Caswell. (Filed as Exhibit 10.19 to 1994
          Form 10-K, and incorporated herein by reference.)

10(k) Purchase and Assumption Agreement, dated as of February 22, 1996, between Coastal Savings Bank and Maine Bank & Trust Company. (Filed as Exhibit 10.11 to 1995 Form 10-K, and incorporated herein by reference.)

10(l) Agreement for Data Processing Services, dated February 28, 1996, between Coastal Savings Bank and Data Dimensions Inc. (Filed as Exhibit 10.12 to 1995 Form 10-K, and incorporated herein by reference.)

10(m) Form of Loan Agreement among the Company, as borrower, Androscoggin Savings Bank, Bangor Savings Bank, Machias Savings Bank and Norway Savings Bank, as lenders, and Machias Savings Bank, as agent.

10(n)     Form of Promissory Note by the Company for the benefit of the Lenders.

10(o) Form of Stock Pledge Agreement between the Company and Machias Savings Bank, for itself and as agent for the Lenders.

*10(p)    First Coastal Corporation 1996 Stock Option and Equity
          Incentive Plan.

*11       Statement regarding Computation of Per Share Earnings.

23(a)     Consent of Coopers & Lybrand, L.L.P.

*23(b) Consent of Morris, James, Hitchens & Williams (included in the legal opinion filed as Exhibit 5 hereto).

*24       Powers of Attorney for the following individuals:
          Gregory T. Caswell, Dennis D. Byrd, Normand E. Simard,
          Roger E. Klein, Edward K. Simensky and Charles A.
          Stewart III.

*99(a)    Form of Standby Stock Purchase Agreement.

*99(b)    Form of First Coastal Corporation Rights Offering
          Order Form (and accompanying instructions).

*99(c)    Form of First Coastal Corporation Community Offering
          Order Form (and accompanying instructions).

*99(d)    Form of Notice of Guaranteed Delivery.

*99(e)    Form of Broker Assistance Agreement.

                                                                    Sequentially
Exhibit                                                               Numbered
Number                         Exhibit Description                      Page
- -------                        -------------------                  ------------

*99(f) Form of Escrow Agreement between First Coastal Corporation and Mellon Bank, N.A.

*99(g) Form of Subscription Agent Agreement between First Coastal Corporation and ChaseMellon Shareholder Services, L.L.C.

- ------------------------------

* Previously filed.


                                       -3-